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West Marine®

2011 Proxy Statement & 2010 Annual Report



Our Mission is to be the best supplier of boating-related products and services that provide outstanding value to every Customer.

We are committed to providing the best possible customer experience, so that each and every Customer regards us as an outstanding company and rewards us with their business.

We will provide an open, supportive, challenging, team-oriented environment where our Associates can achieve job satisfaction, professional and personal growth, and be compensated based on company and individual performance.

We will work to improve and protect marine habitats, reduce our impact on the environment and promote boating.

We will achieve superior financial returns for the benefit of our Associates, Customers and shareholders

Dear West Marine Stockholder,

West Marine continued to make great progress during 2010, and our improved financial results give us confidence we are navigating the right course.

It was so very gratifying to experience strong revenue growth for 2010, after several years of contraction. With substantial increases in pre-tax income and no debt on the balance sheet at year end, we believe we have positioned ourselves well for what lies ahead.

I'll mention a few of our key strategies that contributed to strong results in 2010 and we expect will continue to drive results for 2011:

Store Optimization. We completed the second year of what we currently expect will be a five to six year effort to re-shape our fleet of stores. Our plan is to evolve to having fewer, but larger and more dominant stores. In 2010, the average size of the stores we closed was roughly 8,000 square feet; in contrast, the average size of the stores we opened was approximately 15,000 square feet.

Merchandise Expansion. As we expand the size of our stores, we have the opportunity to expand categories of merchandise. Our highest focus has been on:

- West Marine brand and private label merchandise
- Performance, casual, and technical apparel
- Saltwater fishing gear
- Engine parts

Port Supply Growth. Our wholesale business continues to be a key part of our strategy, and we will continue to operate this channel out of our distribution centers and to serve these customers through our stores. In certain of our larger stores, we have expanded wholesale-specific assortments, dedicated Port Supply staff, and operate local/regional van delivery services to create wholesale customer focused "hubs." As we open more Port Supply "hubs" within our larger stores, we hope to provide wholesale customers with unmatched assortment and supply chain advantages.

We're so excited about the future of West Marine. While recent years have not been kind to the boating industry, we have used the time to our advantage, re-building our company and preparing for our next phase of growth.

We look forward to marking our progress with you at the same time next year.

Good Boating,

Geoff Eisenberg
CEO

West Marine

Dear Fellow Stockholders:

You are cordially invited to attend the 2011 Annual Meeting of Stockholders of West Marine, Inc. to be held at our company support center, 500 Westridge Drive, Watsonville, California, on Thursday, May 19, 2011 at 10:30 a.m., Pacific Time ("Annual Meeting").

We are pleased to be using the Securities and Exchange Commission's "E-Proxy Rules" known as the "Notice and Access Option." We believe the E-Proxy process will expedite your receipt of our 2011 Proxy Statement and our 2010 Annual Report on Form 10-K (collectively, "Proxy Materials"), lower our printing and delivery costs, and help reduce our impact on the environment. As a result, instead of mailing a printed copy of our Proxy Materials to each of our stockholders, we are furnishing these Proxy Materials on the Internet. Accordingly, you will receive only a one-page, double-sided notice (the "Notice"), being mailed to stockholders on April 7, 2011, regarding the Internet availability of our Proxy Materials. The Notice and Proxy Materials explain the matters indicated below to be voted on at our 2011 Annual Meeting and provide you with instructions for accessing the Proxy Materials, and for voting in person, via the Internet or by phone. This Notice also provides information on how you may obtain paper copies of our Proxy Materials free of charge, if you so choose. Please read the Notice so you will be informed about the business to come before the meeting. Your vote is important to us.

On behalf of the Board of Directors, I urge you take advantage of our Internet or telephone voting system as soon as possible, even if you plan to attend the Annual Meeting. Following are the proposals to be voted upon at the Annual Meeting:

(1) To elect seven directors;

(2) To amend the West Marine, Inc. Omnibus Equity Incentive Plan;

(3) To ratify the selection of Grant Thornton LLP, independent registered public accounting firm, as the independent auditors for the fiscal year ending December 31, 2011;

(4) To approve, on an advisory basis, the compensation of our named executive officers (as defined in the accompanying proxy statement);

(5) To vote, on an advisory basis, for the preferred frequency of an advisory vote on the compensation of our named executive officers; and

(6) To transact such other business as may properly come before the Annual Meeting.

Our Board of Directors recommends that you vote "FOR" each of the proposals (1) through (4) above, and with respect to proposal (5), that you vote "FOR" an annual advisory vote on the compensation of our named executive officers.

Sincerely,

Randy

Randolph K. Repass
Chairman of the Board

Watsonville, California
April 7, 2011

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West Marine

500 Westridge Drive
Watsonville, California 95076-4100
(831) 728-2700

PROXY STATEMENT

2011 Annual Meeting of Stockholders

Notice of Electronic Availability of Proxy Statement and Annual Report on Form 10-K.

As permitted by rules adopted by the Securities and Exchange Commission, we are making this proxy statement and our annual report on Form 10-K for the year ended January 1, 2011 (collectively, "Proxy Materials") available to our stockholders electronically via the Internet. On April 7, 2011, we mailed to our stockholders a Notice of Annual Meeting of Stockholders and Important Notice Regarding the Internet Availability of Proxy Materials ("Notice") containing instructions on how to access these Proxy Materials and vote over the Internet or by phone. Stockholders as of the record date for this year's annual meeting should receive a Notice by mail and will not receive a printed copy of the Proxy Materials in the mail. If you would like to receive a printed copy of our Proxy Materials, instructions for ordering paper delivery of these Proxy Materials at no charge can be submitted via telephone, Internet or email in accordance with the instructions contained in the Notice.

Solicitation and Revocability of Proxies

Our Board of Directors ("Board" or, each member individually, a "Director") is furnishing this Proxy Statement to solicit proxies to be used at our Annual Meeting of Stockholders to be held on May 19, 2011 ("Annual Meeting"), at the time and place and for the purposes set forth in the Notice, and at any adjournment of the meeting. The Proxy Materials were first available for our stockholders to access online at www.envisionreports.com/wmar on April 7, 2011.

Each valid proxy received in time will be voted at the Annual Meeting in accordance with the choice specified, if any. Valid proxies include all properly executed written proxy cards and all properly completed proxies voted by telephone or over the Internet pursuant to this solicitation that were not later timely revoked. All proxies received that are executed but not voted will be voted as recommended by the Board.

Any proxy duly given pursuant to this solicitation may be revoked by you in accordance with the following procedures, at any time prior to the voting of the proxy at the Annual Meeting or any adjournment thereof. A proxy may be revoked (i) by written notice delivered to the Secretary of West Marine stating that the proxy is revoked, (ii) by a later dated proxy signed by the same person who signed the earlier proxy and delivered to the Secretary of West Marine, (iii) by using the telephone or Internet voting procedures before 11:00 p.m., Pacific Time, on May 18, 2011, or (iv) if you are the record holder of your shares, by attendance at the Annual Meeting and voting in person. Attendance at the Annual Meeting will not in and of itself constitute a revocation of a proxy.

Purposes of the Annual Meeting

Our Annual Meeting will consider the important matters outlined in the Notice. We are providing the Proxy Materials to you in connection with the solicitation of proxies by our Board. Our Board asks that you authorize your proxies to vote as the Board recommends.

Voting by Proxy

You may vote your shares in one of the following ways: (1) if you are the record holder of your shares, in person at the Annual Meeting; (2) if you request and receive your Proxy Materials by mail, you may vote by completing, signing and returning your proxy card to us in the postage-paid envelope provided with the Proxy Materials; (3) by voting electronically using a touch-tone telephone at 1-800-652-8683; or (4) by using the Internet to vote your shares at www.envisionreports.com/wmar. If you vote over the Internet, you may incur costs such as telephone and Internet access charges for which you will be responsible. If you choose to use the Internet or telephone to vote, you must do so by 11:00 p.m., Pacific Time, on May 18, 2011, the day before our Annual Meeting takes place.

Delaware law permits electronically transmitted proxies, provided that each such proxy contains, or is submitted with, information from which the inspector of election can determine that such proxy was authorized by the stockholder. The voting procedures available to registered stockholders for the Annual Meeting are designed to authenticate each stockholder by use of a control number, to allow stockholders to vote their shares, and to confirm that their instructions have been properly recorded.

If you choose to vote by mail, you may vote by completing and signing the proxy card that you request and promptly mailing it. The shares you own will be voted according to the instructions on the proxy card you mail. If you sign and return the proxy card, but do not give any instructions on a particular matter described in this Proxy Statement, the shares you own will be voted in accordance with the recommendations of our Board. If you choose to vote by mail, your vote must be received by 10:00 a.m., Pacific Time, on May 19, 2011.

If the shares you own are held in "street name" by a bank or brokerage firm, your bank or brokerage firm, as the record holder of your shares, is required to vote your shares according to your instructions. In order to vote your shares, you will need to follow the directions your bank or brokerage firm provides you. Many banks and brokerage firms also offer the option of voting over the Internet or by telephone, instructions for which would be provided by your bank or brokerage firm on your vote instruction form.

Voting Securities

Only stockholders of record on our books as of the close of business on March 21, 2011, which has been fixed as the record date in accordance with our bylaws, will be entitled to vote at the Annual Meeting.

As of the close of business on March 21, 2011, there were outstanding 22,658,832 shares of our common stock, each share of which is entitled to one vote. The presence at the Annual Meeting in person or by proxy of holders of a majority of the issued and outstanding shares of common stock will constitute a quorum for the transaction of business at the Annual Meeting or any adjournment thereof, unless notice of the adjournment provides otherwise in accordance with our bylaws. Of the shares present at the Annual Meeting, in person or by proxy, and entitled to vote, the affirmative vote of the majority is required for the election of each Director, to amend the West Marine, Inc. Omnibus Equity Incentive Plan (the "Equity Incentive Plan"), to ratify the selection of our independent registered public accounting firm for the fiscal year ending December 31, 2011 ("fiscal year 2011"), and to approve, on an advisory basis, the compensation of our Named Executive Officers defined in the section entitled "Governance Principles and Practices/Ethics and Governance" on page 8 of this proxy statement. In addition, with respect to the frequency of the advisory vote on the compensation of our Named Executive Officers preferred by our stockholders, the frequency receiving the highest number of votes (among votes properly cast in person or by proxy) will be considered the frequency preferred by our stockholders. We refer to each matter subject to a vote as a "Proposal," or collectively the "Proposals."

If you are a beneficial owner and hold your shares in "street name" through a broker and do not return the voting instruction card, or otherwise do not instruct the broker with respect to a particular proposal, the broker or other nominee will determine if it has the discretionary authority to vote on a particular proposal. Under applicable rules, brokers have the discretion to vote on routine matters, such as the ratification of the selection of accounting firms, but do not have discretion to vote on non-routine matters, including the election of directors and the amendment of equity incentive plans. Accordingly, a broker non-vote occurs if the broker has indicated on the proxy card that it does not have discretionary authority to vote on a particular proposal.

With respect to the election of our Directors, you may vote "For" or "Withhold" your vote with respect to each nominee. For the proposals to amend our Equity Incentive Plan, to ratify the selection of Grant Thornton LLP as our independent registered public accounting firm for fiscal year 2011, and to approve, on an advisory basis, the compensation of our Named Executive Officers, you may indicate "For," "Against" or "Abstain." For our proposal to vote, on an advisory basis, for the preferred frequency of an advisory vote on the compensation of our Named Executive Officers, you may vote for every "3 YRS," "2 YRS" or "1 YR," or "Abstain" from voting.

With respect to Proposals Nos. 1, 2, 3 and 4, an abstention will have the effect of a vote against the applicable Proposal. Similarly, if a broker indicates on the proxy that it does not have discretionary authority to vote on a particular Proposal, such broker non-votes will have the same effect as a vote against the applicable Proposal. With respect to Proposal No. 5, an abstention or broker non-vote will not have an effect on the outcome of the vote.

Votes cast in person or by proxy at the Annual Meeting will be tabulated by the election inspector appointed for the meeting, and the election inspector will determine whether or not a quorum is present. For purposes of determining the presence of a quorum, the election inspector will treat abstentions and broker non-votes as shares that are present. Additionally, the election inspector will separately count "For," "Withhold" and broker non-votes with respect to each Director nominee, and, with respect to Proposal Nos. 2, 3 and 4, "For" and "Against" votes, abstentions and broker non-votes. With respect to Proposal No. 5, the election inspector will separately count "3 YRS," "2 YRS" and "1 YR" frequency votes, as well as abstentions and broker non-votes.

Accordingly, if you own shares through a nominee, such as a broker or bank, please be sure to instruct your nominee how to vote to ensure that your vote is counted on each of the Proposals.

ELECTION OF DIRECTORS

(Proposal No. 1)

Seven Directors are to be elected at the Annual Meeting to hold office until the 2012 Annual Meeting of Stockholders or until their respective successors shall have been elected and qualified. The persons named below are nominees for election, and each of the nominees is currently a Director. The persons named as proxies intend (unless authority is withheld) to vote for the election of all the nominees as Directors.

The Board has no reason to believe that any nominee for Director would be unable or unwilling to serve as a Director. If at the time of the Annual Meeting, or any adjournment thereof, any nominee is unable or unwilling to serve as a Director of West Marine, the persons named as proxies intend to vote for such substitute nominee as may be nominated by the Governance and Compensation Committee and approved by the Board or as otherwise directed by the Board, unless directed by the stockholder to do otherwise.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE ELECTION OF EACH OF THE NOMINEES.

The company requires its Directors to possess the experience and skills necessary to oversee the management of the company in the interest of the company and its stockholders. Our Board will consider for nomination candidates who: have embodied integrity and ethical conduct in their personal and professional lives; have demonstrated the exercise of good business judgment; are able and willing to devote the necessary amount of time to our affairs, including attendance at Board meetings, Board committee meetings and annual stockholder meetings; and are committed to overseeing and fostering sound, long-term growth of the company. When considering a current Director for re-nomination as a director, the Board will consider, among other factors, the attendance, preparedness, participation and candor of the individual, as well as the individual's recent service as a Director in light of the above-mentioned criteria. Each of the nominees discussed below is an incumbent Director recommended for re-election by our Governance and Compensation Committee, and our Board believes that these current Directors meet the foregoing criteria and effectively serve the company. The description of each nominee set forth below includes biographical information, including their occupations, employment history, and directorships in certain companies, and highlights the specific experience and background of each nominee that led the Board to conclude each Director should continue to serve on the Board.

Nominees for Director	**Business Experience During Past Five Years, Qualifications and Other Information**
Randolph K. Repass	Mr. Repass, 67, has served as Chairman of the Board since the company's founding in 1968. He also has served as Chief Executive Officer, from 1968 to April 1995 and from July 1998 to November 1998, and as President, from 1968 to 1990 and from August 1993 to March 1994. Mr. Repass served as a member of the board of New England Ropes, Inc. until June 30, 2007. He also has served as a director and President of Sail America, the sailing industry association, and as a director of the National Marine Manufacturers Association. Mr. Repass' boating background includes sailboat racing and cruising on sail and power boats. Mr. Repass, as the founder of West Marine and one of its major stockholders, defines the company and its mission statement and values. He is being re-nominated as a Director because his vision, knowledge of the industry, understanding of the business and our customers needs, combined with his strategic insight, are invaluable in guiding our Board and management in realizing our mission, in balancing short and long term goals, and in enhancing value for all of our stockholders.
Geoffrey A. Eisenberg	Mr. Eisenberg, 58, has served as a Director since 1977 and was appointed our Chief Executive Officer and President in December 2007. Mr. Eisenberg also served West Marine in numerous senior executive positions from 1976 until 1994, giving him a broad perspective and an in-depth understanding of most areas of the organization. From January 1995 to December 2000, Mr. Eisenberg served as a senior consultant to West Marine. From December 2000 until December 2007, Mr. Eisenberg was a part-time, on-call employee of West Marine, available for special projects. Mr. Eisenberg served as Chief Executive Officer of Salz Leathers Inc. from December 2000 until December 2007 and, from 1997 until 2000, he served as Chief Executive Officer of Greenhorn Creek Associates, a real estate and golf development company. Prior to his appointment as West Marine's Chief Executive Officer and President, Mr. Eisenberg was a consultant and advisor to a number of companies, specializing in chief executive officer training and professional management development. Mr. Eisenberg's most recent directorships included serving on the board of directors of LiveOps Inc., a privately-held tele-services company, until the end of July 2008, and Logispring Investments, a supply chain venture capital investment company, until January 2010. Since that time, Mr. Eisenberg has not served on any other company boards. He currently is a member of the advisory board of a non-profit organization, the Retail Management Institute at Santa Clara University. An experienced sailor, Mr. Eisenberg has substantial experience in both local and long-distance ocean racing and cruising. Mr. Eisenberg is being re-nominated as a Director because, among his other qualifications and in addition to being our Chief Executive Officer, Mr. Eisenberg's extensive career with West Marine and his consulting work in professional management, adds unique experience and insight into all areas of our operations, including strategic business development, expertise in the boating industry and customer service, as well as professional development. Additionally, with his demonstrated leadership skills, Mr. Eisenberg has led the restructuring efforts and strategic plan implementation for the company which has resulted in two consecutive years of profitability in a challenging environment.

Dennis F. Madsen	Mr. Madsen, 62, was appointed to our Board and as a member of our Governance and Compensation Committee in November 2010, upon the recommendation of that Committee. Mr. Madsen served as President and Chief Executive Officer from April 2000 to March 2005, of Recreational Equipment, Inc. ("REI"), a retailer and online merchant of outdoor gear and equipment. Mr. Madsen also served as REI's Executive Vice President and Chief Operating Officer from 1987 to March 2000, and prior to that, held numerous positions throughout REI. Mr. Madsen serves on the board of directors and as a member of the compensation and audit committees of Alaska Air Group (parent company of Alaska and Horizon Airlines), and on the boards of Alaska Airlines and Horizon Air. In addition, he serves on the boards of three private companies, Evolucion Innovations, Inc. (evo.com), on which he serves as Chairman, Pivotlink Software and Performance Bicycles. Mr. Madsen also serves as Chairman of the Board of Trustees of Western Washington University, and on the boards of two other non-profit organizations, Islandwood and the Youth Outdoors Legacy Fund. Mr. Madsen has spent the last 21 years sailing throughout the Pacific Northwest and Canadian waters. Recently spending five years on a live-aboard, Mr. Madsen has a keen understanding of boater needs and lifestyle. Mr. Madsen is being re-nominated as a Director because, among his other qualifications, he has demonstrated proven leadership capability and knowledge of the complex operational and financial issues facing an organization such as West Marine. His experience on other public company boards and in leading a customer-service driven organization, and his knowledge of compensation and governance trends and best practices, also makes him a valuable contributor in all operational risks and strategies facing the company, and in executive compensation and leadership development.
David McComas	Mr. McComas, 68, has served as a Director since 1996, is a member of our Governance and Compensation Committee and also serves as our Board's presiding independent director. Mr. McComas served as President and Chief Executive Officer from July 2001, and as Chairman from January 2004, of Eye Care Centers of America, Inc., until his retirement on December 31, 2007. Mr. McComas also had served as its President and Chief Operating Officer from July 1998 to July 2001. From June 1991 to July 1998, Mr. McComas served as Western Region President and Corporate Vice President and held several other senior management positions with Circuit City Stores, Inc. Mr. McComas has been a boater since acquiring his first boat when he was 12 years old and his boating background includes cruising on sail and power boats. As an avid fisherman, he has participated in various saltwater bill fishing tournaments over the years on both the east and west coasts. Mr. McComas is being re-nominated as a Director because, among his other qualifications, he has demonstrated experience in a high-growth, multi-product retailer, including sales, marketing and merchandising expertise, which makes him a valuable contributor in all operational risks and strategies facing the company, and in executive compensation and leadership development. Additionally, in his role as presiding independent director, Mr. McComas has been instrumental in providing guidance, structure and oversight of our independent director's responsibilities.

Barbara L. Rambo	Ms. Rambo, 58, has served as a Director since November 2009 and is the Chair of our Governance and Compensation Committee and a member of our Audit Committee. Prior to becoming a Director, Ms. Rambo served as a consultant to the Board from September 2008 to November 2009. Ms. Rambo also serves on the boards of the following public reporting companies: as a director, the chair of the finance committee and member of the compensation, executive, and nominating and governance committees of PG&E Corporation, as a director and member of the executive committee of Pacific Gas and Electric Company, and as a director and member of the compensation committee of International Rectifier Corporation. Ms. Rambo also serves as a director and member of the compensation and audit committees of UnionBanCal Corporation, a non-public, wholly-owned subsidiary of Mitsubishi UFJ Financial Group, Inc. Ms. Rambo was previously a director and member of the audit and executive compensation committees of Gymboree Corporation from 1995 to 2007. Since October 2009, Ms. Rambo has served as the Chief Executive Officer of Taconic Management Services, a management consulting and services company formed to manage her corporate board activities. She has held numerous executive leadership positions in the financial services and technology sectors, and has developed skills in corporate finance, capital markets, sales and marketing, operations and executive management. Ms. Rambo has served as Vice Chair of Nietech Corporation, a payments technology company, from October 2006 to October 2009, and its President and Chief Executive Officer from November 2002 until October 2006. She served as Chairman and Chief Executive Officer of OpenClose Technologies, a financial services technology company, from July 2001 to December 2001 and from January 2000 to June 2001, respectively. Ms. Rambo also served as Group Executive Vice President and head of commercial banking of Bank of America from 1993 to 1998 and held various positions of responsibility with the bank since 1974. She is a sculler and sails in San Francisco and the Caribbean. Ms. Rambo is being re-nominated as a Director because of the depth of her experience as an executive with companies in the financial services and technology sectors and her experience on other public company boards, which provides us with insight into the banking industry and strategic business development. In addition, due to her experience with executive compensation, leadership development and corporate governance practices, Ms. Rambo has led the restructuring of our Executive compensation program to include multiple performance-based metrics to better align the interests of our Executives with those of our stockholders.
Alice M. Richter	Ms. Richter, 57, has served as a Director since 2005 and is the chair of our Audit Committee. Ms. Richter was a certified public accountant with KPMG LLP for 26 years, until her retirement in June 2001. She joined KPMG's Minneapolis office in 1975 and was admitted to the KPMG partnership in 1987. During her tenure at KPMG, Ms. Richter served as the National Industry Director of KPMG's U.S. Food and Beverage practice and also served as a member of the Board of Trustees of the KPMG Foundation from 1991 to 2001. Ms. Richter also serves on the board of directors of: G&K Services, Inc., a public reporting company, where she is chair of the audit committee; BlueStem Brands, Inc. (formerly Fingerhut Direct Marketing, Inc.), a privately-held company, which she joined in 2007 and serves as chair of the audit committee; and Thrivent Financial for Lutherans, a non-profit financial services membership organization, which she joined in 2007 and serves as a member of the human resources and executive compensation committee and governance committee. As an avid water skier, she is never far from a boat. Ms. Richter is being re-nominated as a Director because with her long career in public accounting and expertise in the accounting and finance areas, including a client-base in the retail industry, her experience in international operations, her service on another public company board, and her experience in reviewing internal controls, tax saving strategies, potential fraud, acquisitions and reorganizations, she possesses a keen understanding of complex financial accounting issues which provides the Board with an overall business and financial leadership perspective.

Peter Roy	Mr. Roy, 54, has served as a Director since 2001 and is a member of our Audit Committee. Mr. Roy is an entrepreneur and business advisor to companies in the healthy lifestyle industry. From 1993 to 1998, Mr. Roy served as President of Whole Foods Market, Inc., a natural food products retailer, and for five years prior to that served as its President of its West Coast region. Mr. Roy also is a director of one other public reporting company, United Natural Foods, Inc., where he serves as a member of its compensation committee and nominating and governance committee. He also serves as a director of three private companies, Applegate Farms, Manifesto! Wines, LLC, and Next Foods, Inc. Mr. Roy is a strategic advisor to North Castle Partners, a private equity fund, and was formerly Chairman of the National Outdoor Leadership School, a non-profit wilderness education school. He is a life-long boater having grown up on the marshes of southern Louisiana. He currently lives on the Inter-coastal waterway in South Carolina with a boat always nearby. Mr. Roy is being re-nominated as a Director because we value his entrepreneurial viewpoint, and his experience as the President of Whole Foods Market allows him to provide us essential insight and guidance into the day-to-day operations of a fast-growing retailer. In addition, his experience in the healthy lifestyle industry helps the Board maintain its focus on our core values, including our sustainability goals. Mr. Roy, therefore, possesses the right balance to help drive two primary goals of our mission: to reduce our impact on the environment and to achieve superior financial returns for the benefit of our associates, customers and stockholders.

Board of Directors and Committees

During fiscal year 2010, the Board held seven meetings. The Board has an Audit Committee and a Governance and Compensation Committee. Each Director attended at least 83% of the total number of meetings of the Board and meetings of the committees on which each Director served during fiscal year 2010. The nominating functions are performed by our Governance and Compensation Committee.

The Board has affirmatively determined that Mmes. Richter and Rambo and Messrs. Madsen, McComas and Roy are each independent directors, as defined by the NASDAQ Stock Market rules.

Each Director is expected to attend and participate in, either in person or by means of telephonic conference, all scheduled Board meetings and meetings of committees on which such Director is a member, unless attendance is excused due to unavoidable conflict, medical issues/illness, family emergencies or other valid excuse. All members of the Board attended last year's Annual Meeting, and members of the Board are encouraged to attend our Annual Meeting of Stockholders each year.

Stockholder Communications

West Marine has developed the following policy statements: *Internal Process for Handling Communications to Directors (Non-Audit Committee) and Internal Process for Handling Communications to the Audit Committee.* These policy statements describe West Marine's process for collecting, organizing and relaying communications from its associates, stockholders and other interested parties to members of the Board or members of the Board's standing committees. Such communications can be sent by writing to the following address:

West Marine, Inc.
c/o Secretary
500 Westridge Drive
Watsonville, California 95076

Stockholders and other interested parties also may email members of the Board at bod@westmarine.com.

As described in the director communication policy statements, the company's Secretary will summarize all correspondence received and periodically forward summaries to the Board. Directors may at any time request copies of any such correspondence. Communications may be addressed to the attention of the Board, a standing committee of the Board, or any individual member of the Board or a committee. Communication that is primarily commercial in nature or relates to an improper or irrelevant topic may be filtered out and disregarded (without providing a copy to the Directors or advising them of the communication), or may otherwise be handled in the Secretary's discretion. Additionally, the Secretary may handle routine business communications and will provide a copy of the original communication to the Chairman of the Board (or to the presiding independent Director, or to the chair of the appropriate Board committee) and advise such Director of any action taken.

Our associates, stockholders and other interested parties may report any concerns about company activities, including concerns regarding accounting, internal control over financial reporting or auditing matters, violations of any rule or regulation of the Securities and Exchange Commission or any provision of federal law relating to fraud against stockholders, and violations of matters covered by our *Codes of Ethics* described below, to our General Counsel or our Internal Auditor. Alternatively, such concerns may be reported anonymously through the "Network Hotline" by calling 1-800-241-5689. A summary report regarding any such matters will be delivered to the Audit Committee and handled in accordance with procedures established by the Audit Committee with respect to such matters. A copy of each director communication policy statement is available on our website at http://www.westmarine.com/ under "Investor Relations," or a printed copy can be obtained by writing to the Secretary, West Marine, Inc., 500 Westridge Drive, Watsonville, California 95076.

Code of Ethics

West Marine has a *Code of Ethics* that covers all associates, officers and Directors and includes provisions regarding proper business conduct and ethics ranging from restrictions on gifts, compliance with applicable law and avoidance of conflicts of interest, and a separate Code of Ethics for Senior Financial Officers (which covers our Chief Executive Officer, Chief Financial Officer, Controller and other associates performing similar functions). Each code is reviewed at least annually by the Board to assess the adequacy of their respective provisions and compliance with regulations. A copy of each code is available on our website at http://www.westmarine.com/ under "Investor Relations," or a printed copy can be obtained by writing to the Secretary, West Marine, Inc., 500 Westridge Drive, Watsonville, California 95076.

Governance Principles and Practices

West Marine has long believed that good governance is important to ensure that the company is managed for the long-term benefit of its stockholders. Over the years, our company has had in place good business practices designed to support this commitment and to maintain the highest level of governance. In addition, under our *Governance Principles* and the respective charters of our Audit Committee and our Governance and Compensation Committee, a majority of our Directors are required to meet the applicable criteria for Director independence, and all members of our Audit Committee and Governance and Compensation Committee must meet the applicable independence criteria for membership on an audit committee, compensation committee or nominations committee (as appropriate), as established by the NASDAQ Stock Market, as well as all other independence criteria required under applicable law. Management and the Board periodically review our governance policies and practices, monitoring changes in the law and developments in this area by various authorities active in governance.

The following sets forth our governance principles and practices:

- *Board of Directors*:
  - The number of current Directors is seven, consisting of five independent Directors (71%) , our Chairman of the Board, who is a non-management Director, and our Chief Executive Officer.
  - Terms in office for all Directors are set at one year, rather than staggered;

- Our by-laws contain provisions for a simple majority stockholder vote for election of our Board of Directors, for charter or bylaw amendments and for special meetings called by, and action to be taken by written consent of, stockholders;
- Performance of the Board (and each of its committees) is reviewed regularly, with oversight by our Governance and Compensation Committee;
- In lieu of a mandatory age or term limit, Directors submit a letter of resignation for review annually by our Governance and Compensation Committee and our Chairman of the Board in connection with the evaluation of Board and committee performance;
- Our Governance and Compensation Committee has established guidelines for new Director nominees;
- A procedure exists for stockholder nominations of Directors;
- Written director communication policy statements exist for communication to Directors by stockholders, associates and other interested parties;
- A procedure exists for determining the independence of Director nominees;
- A procedure exists for determining whether Audit Committee members are financial experts under Securities and Exchange Commission rules and financially sophisticated under NASDAQ rules;
- Non-management Directors regularly hold executive sessions separate from management;
- Members of our Board may not serve as directors for more than four public companies; our Chief Executive Officer does not serve on the board of any other public company;
- All Directors attend scheduled board, committee, and annual meetings of stockholders, except where the failure to attend is due to an unavoidable conflict, medical issues/illness, family emergencies or other valid excuse;
- Our organizational documents do not contain "poison pill" provisions;
- Directors must submit a letter of resignation upon a job change;
- No provisions exist for retirement plans for Directors, and the company offers no pension plans for Director participation; and
- A new director orientation program exists for each new individual joining our Board which outlines the role and responsibilities of the Board and the company's operations, and as part of this orientation, new Directors have opportunities to meet with our management team.

- *Leadership of the Board*:
    - By policy, the positions of Chairman and of Chief Executive Officer are held by two different persons;
    - Our Board has determined that having separate persons filling the role of Chairman and Chief Executive Officer best fulfills the Board's duties and responsibilities with respect to oversight of our management and the direction and operations of the company. In addition, the Board feels that our current Chairman, Mr. Repass, as our founder and having previously served as

our Chief Executive Officer, has the experience and familiarity with West Marine and the boating industry generally to effectively serve the Board and the company in his leadership role with the Board; and

  - One of our independent Directors serves as the presiding independent director who sets the agenda for and leads executive sessions of the independent Directors, serves as a liaison between our Chairman and the independent Directors, has the authority to call meetings of the independent Directors, presides over other matters as directed by the Board, and is available for consultation and direct communication with our major stockholders.

- *Committees of the Board of Directors*:

  - Each committee of the Board has a governing charter, each of which is subject to review on an annual basis. Accordingly, each committee charter was reviewed and updated by the respective committees, and approved by our Board, in November 2010. Both committee charters are available on our website at http://www.westmarine.com/ under the "Corporate Governance" section of our "Investor Relations" page;

  - Our independent registered public accounting firm, Grant Thornton LLP, reports directly to the Audit Committee;

  - Our Audit Committee's appointment of our independent registered public accounting firm is ratified by our stockholders;

  - Our Board of Directors and its committees meet at least quarterly;

  - Our Audit Committee chair is a financial expert;

  - Both standing committees of the Board of Directors are comprised solely of independent Directors;

  - No interlocks exist between Governance and Compensation Committee members or between such members and any of our executive officers; and

  - Our Audit Committee meets with management, our independent auditors and our internal auditor prior to the filing of officers' certifications with the Securities and Exchange Commission to receive information concerning, among other things, any significant deficiencies in the design or operation of internal control over financial reporting.

- *Ethics and Governance*:

  - A *Code of Ethics* for all officers, Directors and associates and a separate *Code of Ethics for Senior Financial Officers* have been adopted and are posted on our website;

  - Our *Governance Principles*, which outline our governance practices, including the role and responsibilities of the Board, and each of its standing committees, are posted on our website;

  - Pursuant to our *Related Party Transaction Policy*, our Audit Committee reviews and approves all related party transactions with our Directors and our executive officers (i.e., our Chief Executive Officer, our Chief Financial Officer, our Executive Vice President of Stores and Port Supply and our Executive Vice President of Merchandising, Planning and Logistics, each of whom is named in the Summary Compensation Table below and collectively are referred to as our "Named Executive Officers");

- Loans from the company are prohibited to our Directors, Named Executive Officers and all vice presidents at the assistant vice president level and above (all of whom, collectively with our Named Executive Officers, are referred to as our "Executives");

- Pursuant to our *Policy for Pre-Approval of Independent Auditor Audit and Non-Audit Services*, audit and non-audit services to be performed by our independent auditors must be pre-approved by the Audit Committee; in this regard, our Audit Committee considers the appropriate ratio between the total amount of fees for audit, audit-related and tax services and the total amount of fees for certain permissible non-audit services, classified as all other services, to ensure that non-audit fees paid to the independent auditor are not excessive; and

- Our *Whistleblower Policy and Procedures* relating to corporate reporting and disclosure, accounting and auditing controls and procedures, securities compliance, violation of company policies, violation of laws and other matters pertaining to fraud against stockholders is posted on our website. This policy provides for anonymous reporting procedures available for use by our associates and others through a hotline operated by a third party and procedures through which any such reporting is forwarded to the Audit Committee.

• *Compensation, Stock Ownership and Succession Planning*:

  - Comparable compensation analysis is performed periodically for our Directors and Executives, including the retention of outside consultants for such analysis as necessary;

  - Our Board periodically evaluates and approves succession planning for our Named Executive Officers; and

  - Our Governance and Compensation Committee oversees the compensation process for our Executives, including the establishment of pre-determined goals for bonus awards to Executives and a *Stock Ownership Policy* for our Directors and Executives at the senior vice president-level and above. For more information on our Executive compensation practices and our *Stock Ownership Policy*, see the "Governance and Compensation Committee/Executive Compensation" and "Compensation Discussion and Analysis" sections of this proxy statement beginning on pages 16 and 19, respectively.

• *Risk Management.* Our management is responsible for assessing and managing the company's risk profile, and our Board oversees and reviews certain aspects of our risk management efforts as follows:

  - Management periodically performs an enterprise risk assessment designed to assist in the identification, assessment and monitoring of high risk areas to the company, including strategic, financial, operating and regulatory compliance risks;

  - Management has formed several steering committees (including a real estate steering committee to monitor our real estate optimization strategy, and an information technology steering committee to oversee our capital expenditures) and has established a number of policies (including a *Delegation of Authority Policy* and a *Contract Review and Signing Authority Policy*) which provide proper levels of review and control of expenditures designed to safeguard company assets, to minimize risks and to ensure the appropriate segregation of duties;

  - Annually, our Board reviews the company's strategic business plans, which includes evaluating the objectives of and risks associated with these plans (e.g., competitive, industry, economic, financial, and other operating risks); and

- While the Board has ultimate responsibility for risk oversight, the committees of the Board assist the Board in fulfilling its oversight responsibilities in certain areas of risk:

    - Our Audit Committee focuses on financial risk exposures, including credit and liquidity risks and our internal control over financial reporting, and discusses with management and our independent registered public accounting firm our policies with respect to risk assessment and risk management, including the risk of fraud. Our Audit Committee also assists the Board in fulfilling its duties and oversight responsibilities relating to any related party transactions as well as to our compliance and ethics programs by its administration of our *Whistleblower Policy and Procedures*; and

    - Our Governance and Compensation Committee assists the Board in fulfilling its oversight responsibilities with respect to the management of risks arising from our compensation policies and programs.

- *Other*:

    - Our *Insider Trading Policy* establishes trade pre-clearance requirements for Directors, Executives and other key associates, and procedures for compliance with the electronic reporting requirements of the Securities and Exchange Commission;

    - Our disclosure committee, comprised of certain Executives and other management-level associates, assists our Chief Executive Officer and our Chief Financial Officer in the design, development, implementation and maintenance of our internal control over financial reporting and disclosure controls and procedures, which are designed to ensure that information required to be disclosed in the reports that we file with or submit to the Securities and Exchange Commission is recorded, processed, summarized and reported on a timely basis;

    - Our *West Marine Information Disclosure Policy-Investment Community*, which is posted on our website, is designed to ensure the fair and timely public disclosure of material information about West Marine;

    - A corporate governance section of our website provides investors with current information, which includes a link to real time filings with the Securities and Exchange Commission and the ability for investors and other interested parties to receive automatic email notification of all such filings;

    - Our Board and its committees have the clear ability to hire their own advisors as they deem necessary; and

    - A number of our Directors attend continuing education programs.

Our *Governance Principles*, which cover areas such as Director responsibilities and qualifications, management leadership and succession, and Board access to management, is available on our website, at http://www.westmarine.com/ under "Investor Relations," or a printed copy can be obtained by writing to the Secretary, West Marine, Inc., 500 Westridge Drive, Watsonville, California 95076.

Audit Committee

The members of our Audit Committee during 2010 were Alice M. Richter, Barbara L. Rambo and Peter Roy. William Westerfield also served on the Committee at the beginning of the year; however he did not stand for re-election at our 2010 Annual Meeting of Stockholders. Each member of the Audit Committee is independent, as defined under the NASDAQ Stock Market rules and Section 10A(m)(3) of the Securities Exchange Act of

1934, as amended (the "Exchange Act"). The Board determined that Ms. Richter qualified as an audit committee financial expert, as defined by Securities and Exchange Commission rules. The Audit Committee held 15 meetings during fiscal year 2010.

Our Audit Committee is responsible for providing general oversight and monitoring the quality of the company's accounting, financial reporting and internal control functions. In addition, our Audit Committee is responsible for reviewing the qualifications and the independence of our independent auditors and our internal auditor, reviewing the plan for and results of the auditing engagement, reviewing the internal audit plan, and monitoring the non-audit services provided to the company by our independent auditors. Our Chairman of the Board and Chief Executive Officer often attend our Audit Committee meetings to stay abreast of Committee activities and new accounting pronouncements that may affect the company.

Our Audit Committee operates pursuant to a written charter, which the Committee reviews periodically. This charter was reviewed and updated by our Audit Committee, and approved by our Board of Directors, in November 2010. Our Audit Committee also has approved a *Whistleblower Policy and Procedures* relating to corporate reporting and disclosure, accounting and auditing controls and procedures, securities compliance, violation of company policies, violation of laws and other matters pertaining to fraud against stockholders and last reviewed this policy in November 2010. This policy provides for anonymous reporting procedures available for use by our associates and others through a hotline operated by a third party, and procedures through which any such reporting is forwarded to the Audit Committee, and prohibits any retaliation for any complaints reported in good faith. A copy of our *Audit Committee Charter*, our *Whistleblower Policy and Procedures*, our *Audit Committee Complaint Process* and our *Director Complaint Communication Process* are available on West Marine's website at http://www.westmarine.com/ under "Investor Relations," or a printed copy of each of these policies can be obtained by writing to the Secretary, West Marine, Inc., 500 Westridge Drive, Watsonville, California 95076.

Pursuant to our *Policy for Pre-Approval of Independent Auditor Audit and Non-Audit Services* adopted by our Audit Committee, we may engage our independent auditors to provide audit and permissible non-audit services that have been approved by our Audit Committee. We will not engage our independent auditors to perform any services for West Marine or any of its subsidiaries without the prior approval of our Audit Committee. In addition, our independent auditors will not be engaged to provide any service if the provision of such service to West Marine or any of its subsidiaries would cause the Securities and Exchange Commission or the NASDAQ Stock Market to no longer consider our independent auditors to be independent or if such engagement would otherwise cause West Marine or any of its subsidiaries to violate any other applicable laws, regulations or policies. Our Audit Committee has designated our Chief Financial Officer to monitor the performance of all services provided by our independent auditor and to determine whether such services are in compliance with the policy. Our Chief Financial Officer will report promptly to our Audit Committee Chair any non-compliance (or attempted non-compliance) with this policy of which our Chief Financial Officer becomes aware.

Our Audit Committee pre-approves services and fees related to audit and permitted non-audit services, with monetary limits on each service, before the services are rendered. Ms. Richter has been delegated the authority, as necessary and appropriate between regularly scheduled Audit Committee meetings, to pre-approve additional services or increases in previously approved monetary limits for such services, provided that such services would not impair the independence of the auditor, that fees relative to such services do not exceed $50,000 per project and that Ms. Richter report any such interim approvals to our Audit Committee at the next regularly scheduled meeting.

Principal Accounting Firm Fees

The following table summarizes the fees of Grant Thornton LLP, our independent registered public accounting firm, which were billed to us for our last two fiscal years.

(in thousands)	Fiscal Year 2010	Fiscal Year 2009
Audit Fees	$ 602	$ 602
Audit-Related Fees[(1)]	16	2
Tax Fees [(2)]	6	-0-
All Other Fees	-0-	-0-

(1) Includes fees primarily related to statutory audits in fiscal years 2010 and 2009.
(2) Includes fees for tax advice and tax return assistance in fiscal year 2010.

Our Audit Committee considered whether the provision of the services covered under the captions "Audit-Related Fees" and "Tax Fees" above is compatible with maintaining Grant Thornton LLP's independence, and no services were rendered pursuant to the pre-approval exception provided in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

Change in Independent Registered Public Accounting Firm

On August 12, 2009, our Audit Committee dismissed Deloitte & Touche LLP ("D&T") as our independent registered public accounting firm.

D&T's audit report on our consolidated financial statements for our fiscal years ended January 3, 2009 and December 29, 2007 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles, except that D&T's audit report contains an explanatory paragraph related to our adoption of Statement of Financial Accounting Standards Board Interpretation No. 48 on December 31, 2006. Additionally, D&T's audit report expressed an adverse opinion on the effectiveness of our internal control over financial reporting as of December 29, 2007 because of material weaknesses, as discussed below.

During the fiscal years ended January 3, 2009 and December 29, 2007, and in the subsequent interim period through August 12, 2009, there were no disagreements between the company and D&T on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of D&T, would have caused D&T to make reference to the subject matter of the disagreement in connection with its reports on the company's consolidated financial statements for such periods.

During our fiscal years ended January 3, 2009 ("fiscal 2008") and December 29, 2007 ("fiscal 2007") and through August 12, 2009, there was one reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K). In fiscal 2007 and fiscal 2008, the Audit Committee discussed with D&T the existence of two material weaknesses in our internal control over financial reporting of (1) our failing to maintain sufficient accounting resources with adequate training in the application of accounting principles generally accepted in the United States of America commensurate with its financial reporting requirements and the complexity of our operations and transactions, and (2) our monitoring and oversight controls over the preparation of significant accounting estimates were not effective, which material weaknesses are more fully described in our annual report on Form 10-K for the year ended December 29, 2007 and quarterly reports on Form 10-Q for the periods ended March 29, June 28 and September 27, 2008, each filed with the Securities and Exchange Commission. The company has authorized D&T to respond fully to the inquiries of Grant Thornton concerning these material weaknesses. These material weaknesses were remediated in fiscal 2008.

On August 12, 2009, our Audit Committee approved the appointment of Grant Thornton LLP as our new independent registered public accounting firm to audit our financial statements for the year ended January 2, 2010. We formally engaged Grant Thornton as of August 25, 2009.

Prior to our engagement of Grant Thornton, neither we nor anyone on our behalf consulted with Grant Thornton during our two most recent fiscal years and through the date of their engagement in any manner regarding any matters described in Item 304(a)(2)(i) or Item 304(a)(2)(ii) of Regulation S-K.

Our current independent registered public accounting firm, Grant Thornton, rendered an unqualified opinion on the company's financial statements and our internal control over financial reporting for the company's 2010 fiscal year, which ended January 1, 2011.

Audit Committee Report

In connection with the financial statements for the fiscal year ended January 1, 2011, the Audit Committee: (i) reviewed and discussed with management and Grant Thornton LLP, our independent registered public accounting firm, the audited consolidated financial statements; (ii) discussed with Grant Thornton the matters required by the Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1 AU section 380), as adopted by the Public Accounting Oversight Board in Rule 3200T; and (iii) received the written disclosures and the letter from Grant Thornton required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the Audit Committee concerning independence, and discussed such matters with Grant Thornton, including their independence and the compatibility of non-audit services with such independence.

Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in West Marine's Annual Report on Form 10-K for the year ended January 1, 2011, as filed with the Securities and Exchange Commission on March 14, 2011.

The Audit Committee has selected and approved the engagement of Grant Thornton LLP as West Marine's independent auditors for fiscal year 2011.

March 29, 2011

Audit Committee

Alice M. Richter, Chair
Barbara L. Rambo
Peter Roy

The Audit Committee Report set forth above will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent that West Marine specifically incorporates such reports by reference, and such report will not otherwise be deemed to be soliciting materials or to be filed under such Acts.

Governance and Compensation Committee

The members of our Governance and Compensation Committee during 2010 were Barbara L. Rambo, David McComas and Dennis F. Madsen (who was appointed to the Board and the Committee effective November 8, 2010). Daniel J. Sweeney also served on the Committee as chairman, at the beginning of the year; however he did not stand for re-election at our 2010 Annual Meeting of Stockholders. Following that Annual Meeting, Ms. Rambo was appointed as Committee chair.

Each member of our Governance and Compensation Committee is independent, as defined under the NASDAQ Stock Market rules. Our Governance and Compensation Committee held six meetings during fiscal year 2010.

Among the functions performed by our Governance and Compensation Committee are: (i) overseeing on behalf of the Board, the compensation of our Executives and our Board (ii) overseeing our Equity Incentive Plan; (iii) identifying and recommending Director nominees to the Board; and (iv) advising the Board on governance issues. Our Governance and Compensation Committee operates pursuant to a written charter which is subject to an annual review. A copy of this charter, which was updated by our Governance and Compensation Committee and approved by our Board in November 2010, is available on our website at http://www.westmarine.com under "Investor Relations," or a printed copy can be obtained by writing to the Secretary, West Marine, Inc., 500 Westridge Drive, Watsonville, California 95076.

Stockholder Proposals. Our Governance and Compensation Committee reviews and evaluates all stockholder proposals, including those relating to the nomination of Directors, and recommends to our full Board appropriate action on each such proposal. To date, no stockholder who is not also a Director or any group of stockholders owning more than 5% of West Marine's common stock for at least one year have put forth any Director nominees or other stockholder proposals. All potential nominees, regardless of source, are reviewed under the same process.

Director Nominations. Directors are elected each year by our stockholders at the Annual Meeting. Our Governance and Compensation Committee is responsible for the nomination of Director candidates. Our Governance and Compensation Committee will identify individuals qualified to become Board members and recommend candidates to fill new or vacant positions. In recommending such candidates, our Governance and Compensation Committee has developed certain guidelines to assist in developing a Board and committees that are comprised of experienced and seasoned advisors. These guidelines include, but are not limited to, judgment, skill, integrity, diversity, experience with businesses and other organizations of comparable size and industry sector, the interplay of the candidate's experience with the experience of other Board members, retail and e-commerce strategic planning ability, financial literacy, boating experience, special talents or personal attributes, and the extent to which the candidate would be a desirable addition to the Board and any committees of the Board. Although our Committee does not have a formal diversity policy, it believes that diversity (including factors such as race, gender and experience) is an important factor in determining the composition of the Board. In November 2009, the Committee recruited and, based on her business acumen, financial skills, compensation knowledge and boating experience, appointed Ms. Rambo to the Board and to both the Governance and Compensation Committee and the Audit Committee, which increased the female representation on the Board to 33%.

Our Governance and Compensation Committee regularly assesses the appropriate size and mix of the Board and whether any vacancies on the Board are anticipated. Our bylaws permit our Board to change its size and to appoint Directors between annual stockholder meetings, but such appointed Directors, if re-nominated, must stand for re-election by our stockholders at the next annual meeting. Various potential candidates for Director are then identified. Candidates may come to the attention of our Governance and Compensation Committee through current Board members, professional search firms, our associates, stockholders or other industry sources. In evaluating the candidate, our Governance and Compensation Committee will consider factors in addition to the candidate's qualifications, including the current composition of our Board, the balance of management and independent Directors, the need for Audit Committee expertise and the evaluations of other prospective nominees. Candidates are evaluated at regular or special meetings of our Governance and Compensation Committee and may be considered at any time during the year. In evaluating candidates, our Governance and Compensation Committee seeks to achieve a balance of knowledge, experience and capability on the Board. In connection with this evaluation, our Governance and Compensation Committee determines whether to interview the prospective nominee, and if warranted, one or more members of the Governance and Compensation Committee, the Chairman of the Board, and others as appropriate, interview prospective nominees in person or by telephone. After completing this evaluation and interview, our Governance and Compensation Committee, after consultation with our Chairman, makes a recommendation to our full Board as to the persons who should be nominated by our Board, and our Board determines the nominees after considering the recommendation and report of the Governance and Compensation Committee.

There is one nominee for election to the Board this year, Dennis F. Madsen, who has not previously been elected by stockholders at an annual meeting. Mr. Madsen was recruited by our Governance and Compensation Committee and appointed by our Board effective November 8, 2010 based upon his operating and strategic experience in the retail industry, his knowledge of compensation matters, and his boating experience.

Executive Compensation. Our Governance and Compensation Committee is responsible for oversight of our compensation plans for Executives and Directors to ensure that they are competitive and that they include incentives that are designed to appropriately drive our performance.

We believe that our pay-for-performance compensation program, which includes a combination of subjective determinations regarding individual compensation levels and objective measures of short-term performance and long-term results, rewards both individual and company performance, pays amounts appropriate to attract and retain key individuals necessary to grow our business, and aligns the interests of Executives with the interests of our stockholders. Our Governance and Compensation Committee evaluates our compensation program annually and makes changes as appropriate.

Our Chairman of the Board and our Chief Executive Officer generally attend our Governance and Compensation Committee meetings, which enables the Committee to review with our Chairman and Chief Executive Officer company objectives and individual achievements that our Chief Executive Officer regards as important to reach our overall goals. Certain Executives also may be asked to participate in discussions regarding our company objectives and compensation programs and make recommendations to the Committee. These recommendations may be based on competitive market data appropriate for measuring individual performance. Our Governance and Compensation Committee considers competitive market data when setting specific compensation goals. When establishing a compensation package for our Named Executive Officers, our Committee follows a flexible approach and makes decisions based on a host of factors particular to a given Named Executive Officer's situation, including an evaluation of the Named Executive Officer's abilities and historic and anticipated future contributions, management's experience with recruiting and retaining such Named Executive Officer in a given role, relative to both the company's industry in general and its geographic location in particular, competitive survey data, internal equity considerations and other factors our Committee deems relevant at the time.

Our Governance and Compensation Committee is authorized to retain any consultants the Committee believes are necessary or appropriate in making compensation decisions. In prior years, the Committee used the services of compensation consultants to assist in determining the appropriate level of compensation. Our Governance and Compensation Committee did not retain any outside consultants for 2010 Executive compensation matters. Our Committee has engaged an independent compensation consultant, Frederic W. Cook & Co., Inc. ("FW Cook"), to review and make recommendations for our Named Executive Officer and Director compensation for 2011.

Compensation Committee Interlocks and Insider Participation. No member of our Governance and Compensation Committee in 2010 was, or has ever been, an officer or employee of the company, and no member of the Governance and Compensation Committee had any relationship requiring disclosure by the company under the rules of the Securities and Exchange Commission. None of the company's Executives served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, the executive officers of which served as a Director of the company or member of our Governance and Compensation Committee during 2010.

COMPENSATION DISCUSSION AND ANALYSIS

In this Compensation Discussion and Analysis section of our proxy statement ("CD&A"), we describe our Executive compensation philosophy and our program, as well as the compensation decisions we have made under our program. This CD&A focuses on the compensation of our Executives, including our Named Executive Officers. For 2010, our Named Executive Officers were:

- Geoffrey A. Eisenberg, our Chief Executive Officer and President;
- Thomas R. Moran, our Chief Financial Officer and Senior Vice President – Finance;
- Bruce Edwards, our Executive Vice President of Stores and Port Supply; and
- Ronald Japinga, our Executive Vice President of Merchandising, Planning and Logistics.

This CD&A begins with an "Executive Summary" that provides the highlights of our business performance, our Executive compensation structure, and the relationship between the two. This section also summarizes key actions taken by our Governance and Compensation Committee in 2010 and those proposed for 2011.

It is important to read this CD&A in conjunction with the narrative descriptions and detailed tables beginning on page 33 of this proxy statement.

I. EXECUTIVE SUMMARY

Company Overview and Summary of 2010 Business Results.

West Marine is the largest boating supply retailer in the world. Our business strategy is to offer a broad assortment of merchandise for the boat and for the boater that meets the needs of individual boaters and boating businesses, provide great customer experiences, and offer the convenience of multi-channel shopping through our retail stores, Port Supply (wholesale) division, and our Direct Sales division, which includes Internet and call center transactions.

Fiscal 2010 was a good year for our company, both from a financial and an operational perspective. In spite of continuing economic uncertainty and the general softening of the boating equipment market, management delivered 2010 financial targets, effectively leveraged financial and cost discipline and continued to stabilize, strengthen, and grow profitability. This performance reflects the initial success of our long-term plan to revitalize the business by successfully executing on our key strategies and setting metrics at the beginning of each year as steps towards achieving long-term growth.

2010 Financial Performance:

- We delivered a pre-tax income gain of over 49% for the full year;
- We achieved six consecutive quarters of growth in sales and comparable store sales (when adjusted for the fiscal calendar shift of the Fourth of July holiday into the second quarter in 2008);
- We ended 2010 with a strong balance sheet and solid liquidity, being debt free, with cash on hand more than doubling since 2009 (to over $22 million), and with nearly $90 million in available borrowings under our credit facility;
- We continued to see strength in our stores, driven by our key strategies of adding larger store formats, targeted expansions of our merchandise assortments, and pursuit of more Port Supply wholesale business through our store locations; and

- We saw a return to growth in the fourth quarter in our Direct channel, comprised of our domestic and international Internet and call center business.

The following table sets forth the key performance metrics in fiscal 2010 relative to performance in fiscal 2009.

Key Financial Performance Measures ($ in millions, except per share data)	2010	2009	% Change
Net revenues	$ 622.8	$ 588.4	+ 5.8%
Gross Profit	$ 175.6	$ 160.9	+ 9.2%
Pre-Tax Income	$ 14.2	$ 9.5	+49.4%
Net income	$ 13.2	$ 12.4	+ 6.9%
Net income per share (diluted):	$ 0.57	$ 0.55	+ 3.6%
Total assets	$ 308.9	$ 292.2	+ 5.7%
Long-term debt, net of current portion	—	—	—

Our Executive compensation program supported the achievement of these improved financial results. As further described below, results exceeded our 2010 budgeted pre-bonus, pre-tax profit, as well as the higher target amount. We continue to believe that our underlying Executive compensation program remains appropriate and effective in motivating and rewarding behaviors that create long-term stockholder value. We also believe that pre-tax income and pre-bonus, pre-tax income are the fundamental measurements of our strength and that sustained strong performance will create stockholder value.

Compensation Principles. Our Executive compensation program is designed to:

- maintain appropriate pay-for-performance alignment with long-term stockholder values;
- provide a competitive level of total compensation necessary to attract and retain talented and experienced Executives; and
- appropriately motivate our Executives to contribute to our short and long-term success and help drive total return to our stockholders.

To achieve these objectives, our Executive compensation program combines the following principles:

- *Pay-for-Performance*. The fundamental principle underlying our compensation program is pay-for-performance; that is, supporting a performance-oriented environment that rewards achievement of our financial and non-financial goals by linking performance and pay, both fixed and variable compensation, setting performance goals and controlling equity-based plan costs. We accomplish this by utilizing "performance-based" pay, such as our annual incentive (cash bonus), avoiding guaranteed bonuses, limiting perquisites, evaluating peer group programs relative to our program, and eliminating multi-year employment agreements going forward to ensure that review and decisions are made each year with respect to retention and appropriate compensation levels.
- *Stockholder Alignment*. We align the interest of our Executives at the senior vice president level and above with those of our stockholders by encouraging these Executives to have a meaningful personal financial stake in our company. We gain this alignment by maintaining a *Stock Ownership Policy*, having a significant portion of such Executives' compensation stock-based, and using compensation plan goals that are tied to key financial metrics.
- *Mitigating Risk*. Our compensation program is designed to mitigate risks relating to our business by balancing short-term and long-term incentives, by using financial metrics to ensure that the business grows in a balanced manner, and by maintaining a *Stock Ownership Policy*.

Key Features, Decisions and Actions Regarding Our Executive Compensation Program. As part of our Governance and Compensation Committee's ongoing review of our Executive compensation program, and in response to developing governance trends, changes in the business and regulatory environment, and competitive compensation practices in businesses comparable to ours in size and market value, in recent years we have implemented enhanced governance and compensation-related practices.

- We tie pay to performance:
  - *No increases in Executive salaries for four years.* Given the continued uncertainty in the economy and in our industry, we froze Executive base salaries for the fourth consecutive year in 2011.
  - *Short-Term Incentive Plan.* Our 2010 short-term incentive plan provided for a cash bonus payment based on achievement of financial goals of pre-bonus, pre-tax income, with a payout at 15% of bonus potential only if the budget of $4.3 million in pre-bonus, pre-tax profit was met. The payout percentage increased on a sliding scale to a stretch, or target, goal of $20.5 million at which 100% of bonus potential would be paid. The plan maximum payout percentage was 140%. For fiscal 2010, we exceeded our target, realizing pre-bonus, pre-tax profit of $ 22.1 million, and the resulting payout percentage was 106.1%.
- Our Equity Incentive Plan: (i) prohibits re-pricing of underwater stock options and SARs, as well as cash buyouts and voluntary surrender of underwater options, without prior stockholder approval; (ii) prohibits tax gross ups for option exercises and/or restricted stock vesting; (iii) requires that equity awards be granted at 100% of the fair market value (i.e., without discount) on the grant date; (iv) prohibits liberal share counting (for example, the share pool is reduced by shares withheld on option exercise); (v) establishes a "fungible share pool design" in which "full value" awards (e.g., restricted stock) count as 2x the shares to stock options and SARs which count as one share against the total number of shares that may be issued under the Equity Incentive Plan.
- We encourage alignment of our Executives' interests with those of our stockholders through the award of equity-based long-term incentive grants and maintaining a *Stock Ownership Policy* for Executives at the senior vice president level and above. In fiscal 2010, long-term incentive compensation to our Executives consisted entirely of stock options, each with a term of five years and ratable vesting over a three-year period.
- Our *Insider Trading Policy* prohibits Executives from buying West Marine stock on margin, or hedging company stock holdings.
- We do not provide a defined benefit pension plan to our Executives.
- With the expiration of our Chief Executive Officer's employment agreement in December 2010, we have no multi-year, fixed term employment agreements, and our Governance and Compensation Committee has established a policy not to enter into such agreements prospectively. Instead, our Governance and Compensation Committee, in conjunction with the full Board, annually reviews the performance of our Chief Executive Officer, and our Chief Executive Officer reviews the performance of the other Executives, with decisions on retention and appropriate compensation levels driven by performance.
- We have a reasonable post-employment severance plan for our Executives at the vice-president level and above, and severance arrangements do not include change-in-control provisions and are well under 3x the Executive's base salary plus bonus.
- We provide only a modest perquisite of paying Executive life insurance premiums, but otherwise our Executives participate in the same benefit programs at the same cost as other salaried associates.
- We do not pay, or reimburse for, tax gross-ups.

- We have no guaranteed bonuses.

- We mitigate risk by utilizing caps on potential incentive payments, stock retention guidelines, multiple performance targets, and robust Board and management processes to identify risk.

- We evaluate our peer group periodically to ensure that it includes not only those companies of comparable size and industry relevance, but also those that we believe have demonstrated best practices and positive financial returns to their investors.

- The total compensation of our Chief Executive Officer (as measured by base salary, target bonus and equity-based incentives) is less than twice that of our next highest paid Executive.

- Our "*Equity Award Grant Policy*" and our Equity Incentive Plan each govern our policies and procedures for equity grants to our associates and independent Directors, prohibits stock option backdating and creates a fixed grant schedule, including off-cycle (e.g., due to promotions) equity grants being made only after our release of material non-public information.

- In 2010, the Governance and Compensation Committee reviewed our compensation design features, to determine if they encouraged excessive risk taking and determined that our compensation policies and practices are not reasonably likely to encourage inappropriate risk-taking.

Key Executive Compensation Program Enhancements for 2011. In the fall of 2010, our Committee engaged FW Cook (who does not perform any other services for West Marine), and based on the recommendations of FW Cook, our Governance and Compensation Committee has approved the following enhancements to our compensation program for 2011.

- We revised our peer group to consist of more similarly-sized companies in the specialty-retail space. In addition, in establishing 2011 Executive compensation, our Committee used benchmark data from this new peer group to compare the relative reasonableness of the 2011 Executive compensation program to competitive practices for companies in related businesses of similar size and market value, together with consideration of the changing business and regulatory environment, institutional investor initiatives and overall corporate governance best practices. As a result, for 2011, our Governance and Compensation Committee set our Executive total cash and long-term equity compensation near the 50th percentile of the peer group comparative data. The Committee generally considers a range within plus or minus (i) 15% for total cash compensation (base salary plus target bonus) and (ii) 20% for long-term incentive awards, of the 50th percentile to be an appropriate competitive range.

- Our Governance and Compensation Committee added a second financial metric for our Named Executive Officers, overall sales growth, reasoning that this group is responsible for executing on the growth strategies for the company to deliver stockholder value and that this group should be encouraged to balance top-line growth with increased profitability. The pre-bonus, pre-tax profit and sales growth financial metrics are weighted 80% and 20%, respectively. In addition, upon recommendation of our Chief Executive Officer, the Committee increased the budget and target thresholds which must be met before associates, including our Executives, become eligible for a bonus payout.

- Benchmark data provided by FW Cook indicated that the base salaries for our Named Executive Officers are positioned at the competitive median, but that the CEO's overall compensation structure was below competitive levels. As a result, after consultation with our Executives, our Committee again approved that there be no Executive salary increases in 2011 at the vice president level and above, except for our Chief Executive Officer. The Committee proposed a base salary increase of 5% for our Chief Executive Officer, but our Chief Executive Officer declined the increase because he did not believe an increase would be appropriate if other Executives did not receive a similar increase. Salary increases for 2011 for associates below the vice-president level remained modest at 2% and were allocated in the same manner as 2010.

- Based on an analysis of peer group data, FW Cook recommended that 2011 equity awards be adjusted to consist of a mix of stock options and restricted stock (with restricted stock counted as two awards to every one option granted). Based on this recommendation, our Governance and Compensation Committee approved the granting of stock options and restricted stock to our Named Executive Officers at the following levels: 25,000 stock options and 12,500 restricted stock units to our Chief Executive Officer and 16,500 stock options and 8,250 restrict stock units to each of our other Named Executive Officers. Assuming stockholder approval of Proposal 2 to amend our Equity Incentive Plan, these awards will be issued on June 1, 2011, the stock options will have a term of seven years and each of the stock options and the restricted stock units will vest over a three-year period. Our Committee believes that this creates a structure and pay mix that is consistent with best practices, provides grant values at competitive levels, assists in efforts to reduce our burn rate percentage to that of our peer group and helps to minimize stockholder dilution.

- We adopted *Stock Ownership Policy* for all of our Executive at the senior vice president level and above, and have enhanced them for 2011 by:

    - Increasing our Chief Executive Officer's ownership level from 2x to 4x his annual base salary;

    - Including a one-year holding period for any stock purchased through our Associates Stock Buying Plan (the "Stock Buying Plan");

    - Implementing retention ratios whereby 50% of the after-tax shares from exercised options and stock purchased under our Stock Buying Plan, and 75% of the after-tax shares of restricted stock, must be retained by our Executives subject to the *Stock Ownership Policy* until their ownership threshold is met; and

    - Implementing a requirement that the stock ownership thresholds, once met, must thereafter be maintained for the term of the Executive's employment with the company.

- Beginning in 2011, in lieu of employment agreements, new Executives at the vice-president level and above (i.e., those without current severance agreements), upon termination of employment without "cause" or upon resignation for "good reason," will be entitled to receive a multiple of their base salary, based on tenure and paid over time, plus a pro-rated bonus (if any is earned), with no aggregate payout to exceed 3x an eligible Executive's salary plus bonus. Our new severance plan does not provide for any change-in-control payments, automatic acceleration of vesting of equity awards upon termination or tax gross-ups. In order to be eligible to receive severance benefits, the Executive must execute a release agreement, a confidentiality agreement, a two-year non-solicitation/non-hire agreement, and a non-disparagement agreement. In addition, the severance plan contains a mitigation provision, whereby severance amounts will be reduced by the amount of compensation earned or paid to such former Executive either as a result of new employment or serving as an independent consultant, so that our only continuing obligation would be to pay any shortfall over the remaining severance period. Severance benefits, if provided, are considered part of the Executives' overall compensation packages and are deemed to be within the range of reasonable severance benefits for Executives, based upon our past practices.

II. OUR COMPENSATION PROGRAM PHILOSOPHY, OBJECTIVES AND ADMINISTRATION

The main objective of our compensation philosophy is to provide our management team with a total compensation package that is competitive and equitable, which encourages and rewards meeting pre-determined financial and operating goals.

Annually, our Committee reviews and approves compensation levels and policies, including Executives' salaries, bonuses and equity awards. The level and mix of compensation are intended to:

- Attract and retain highly qualified, talented and experienced Executives with relevant retail and boating experience who are enthusiastic about our mission and culture;

- Motivate and reward Executives whose knowledge, entrepreneurial skills and performance are critical to our long-term success;

- Provide a competitive compensation package in which a significant portion of total compensation is determined by our financial operating results;

- Foster a shared commitment among the entire organization by aligning individual and company goals; and

- Ensure that the interests of our Executives and stockholders are aligned by motivating our Executives to execute our short-term and long-term objectives to enhance stockholder value, and by rewarding them for meeting or exceeding these objectives.

We intend to continue our practice of compensating Executives through a program that emphasizes performance-based compensation in order to align management performance and stockholder interests. Our Governance and Compensation Committee reviewed each component of executive compensation for 2010, including salary, annual incentive awards, value of outstanding equity awards (vested and unvested), value of deferred compensation, perquisites and other benefits, and believes that the compensation was reasonable in its totality. Our Committee will continue to review total Executive compensation at least annually.

Our Governance and Compensation Committee has reviewed the potential effects of the various components of our compensation and benefits programs upon individual and collective behavior and, ultimately, upon our risk profile and our overall approach to risk management. Following a review of various components of our compensation and benefits programs, our Committee determined that the programs do not create incentives for inappropriate risk-taking by any of our associates, including Executives. A specific financial performance threshold must be met before any bonus is earned, and, this minimum threshold applies to all bonus-eligible associates, including Executives. The objective of this common target threshold is to promote teamwork, focus efforts on our performance and profitability, and provide incentives to meet and exceed individual business channel contribution plans. In this way, our Chief Executive Officer and our Committee believe that our compensation programs do not create incentives with respect to individual or collective behavior that are reasonably likely to have a material adverse effect upon either our risk profile or our overall approach to risk management. In addition, commencing in 2011, 50% of long-term incentives will be paid in the form of restricted stock, which we believe adds additional risk mitigation characteristics in that restricted shares are valuable in the event of price appreciation, but also encourage preservation of current share values.

III. ROLES AND RESPONSIBILITIES

In March 2011, our Chief Executive Officer met with our other Board members to review the performance of Executives at the vice-president level and above for the prior year. In March of this year, our Board, without the Chief Executive Officer being present, also met to review the Chief Executive Officer's performance and to discuss his compensation package.

For our Governance and Compensation Committee's review of our 2010 Executive compensation program, our Vice President of Human Resources gathered and provided comparable compensation data from proxy statements filed by peer companies and information contained in the annual Mercer LLC/National Retail Federation *2009 US Retail Compensation and Benefits Survey* (the "Mercer/National Retail Federation Survey"). Our Chief Executive Officer and our Vice President of Human Resources then recommended ranges of base compensation and bonus percentage for our Executives to assist our Governance and Compensation Committee in evaluating the appropriate compensation elements and levels for our Executives. This information provided a point of reference for our Committee to compare and contrast the recommended salary ranges and bonus percentage for our Executives to those of the peer group, and created an overall framework for making decisions regarding total compensation and long-term incentive compensation. Accordingly, for 2010, peer group data was not used to set a specific compensation percentile for our Executives. Instead, the Committee considered this information with the Executive's level of responsibility, experience and leadership ability, historic and anticipated future contributions by the Executive, internal equity considerations, competitive recruitment and retention issues, and other factors in approving the Executive's level of compensation.

Our Governance and Compensation Committee does not have a formal policy or formula for allocating our Executives' total compensation between cash and non-cash compensation or between short-term and long-term compensation. Instead, our Committee evaluates each element of compensation separately and then assesses the total against the comparative peer group data to ensure that total compensation is within the norms of the retail industry and for companies of the same relative size.

In reviewing the Executives' compensation for 2010, our Governance and Compensation Committee considered:

- each Executive's then current base salary;
- a study of proxy statement data compiled by management regarding each element of total compensation from the following retail companies: A.C. Moore Arts & Crafts, Inc.; Big 5 Sporting Goods Corp.; Buckle, Inc.; Cabela's Incorporated; Cost Plus, Inc.; The Finish Line, Inc.; Fred's, Inc.; Gander Mountain Company; Golfsmith International Holdings, Inc.; Gymboree Corporation; Haverty Furniture Companies, Inc.; Hibbett Sports, Inc.; Jo-Ann Stores, Inc.; O'Reilly Automotive, Inc.; The Pep Boys – Manny, Moe & Jack; Pier 1 Imports, Inc.; Sport Chalet; Tractor Supply Company; Urban Outfitters, Inc.; and Vitamin Shoppe, Inc.;
- the base salary, annual cash compensation and total cash compensation data from the Mercer/National Retail Federation Survey, which covered 104 retail companies[1] of which 11 are in the Morningstar Industry Group – Specialty Retail index and seven are in the Hemscott Industry Group 745 – Specialty Retail, Other index (which Morningstar, Inc. discontinued producing effective 2011) that we use as peer groups for the performance graph that appears in our annual report on Form 10-K for the fiscal year ended January 1, 2011; and
- suggestions from our Chief Executive Officer and Vice President of Human Resources as to proposed Executive pay ranges, which included base salary and annual cash and long-term incentive compensation levels for Executives, and was based on the compiled peer group data.

[1] The retailers in the Mercer/National Retail Federation Survey are as follows: 7-Eleven, Inc., 99 Cent Only Stores, Advance Auto Parts, Inc., Anchor Blue Retail Group, Inc., Ashland, Inc.-The Valvoline Company, Aurora Health Care, Aveda Corporation, Axcess Financial, Barnes & Noble, Inc., Belk, Inc., Big Lots, Inc., Burlington Coat Factory, Carter's Inc., Charming Shoppes, Inc., Chipotle Mexican Grill, Inc., Colonial Williamsburg Foundation, Cost Plus, Inc., Crate and Barrel Old Country Store, Inc., Deckers Outdoor Corporation, Destination Maternity Corporation, DFS, Dick's Sporting Goods, Dollar General Corporation, Dress Barn, Inc., DSW, Inc., Exxon Mobil Corporation, FedEx Corporation, Foot Locker, Inc., GameStop, Inc., General Nutrition Centers, Inc., General Parts International, Inc., Genesco, Inc., Godiva Chocolatier, Inc., H&R Block, Inc., H.E. Butt Grocery Company, Half Price Books, Inc., Hallmark Cards, Inc., Hanesbrands, Inc., Hannaford Bros. Co., Harley-Davidson, Inc., Harris Teeter, Inc., HDS Retail North America, Helzberg's Diamond Shops, Inc., Hennes and Mauriz, LP, Hess Corporation, Hot Topic, Inc., InMotion Entertainment, Jockey International Inc., Kiddie Kandids, Knowledge Learning Corporation, Kohl's Corporation, L.L. Bean, Inc., Limited Brands, Inc., Lululemon Athletica, Inc., Luxottica Group S.P.A. (ADR), Macy's, Inc., Marathon Oil Company, McDonald's Corporation, Navy Exchange Service Command, Nike, Inc., Nordstrom, Inc., Office Depot, Oxford Industries, Inc., Papa John's International, Inc., Party City Corporation, Payless ShoeSource, Inc., PETCO Animal Supplies, Inc., Phillips-Van Heusen Corporation, Pier 1 Import, Inc., Publix Super Markets, Inc., Rack Room Shoes, Inc., Recreational Equipment, Inc., Redcats USA, Reebok International, Inc., Rite Aid Corporation, RSC Holdings, Inc., Saks, Incorporated, Sally Beauty Holdings, Inc., Savers, Inc., Spartan Stores, Inc., Spencer Gifts, LLC, Staples, Inc., Starbucks Corporation, The Coca-Cola Company, The Gift Groupe, The Walt Disney Company, The Kroger Company, The Pantry, Inc., The Sports Authority, Inc., The TJX Companies, Inc., The Yankee Candle Company, Inc., Toys R Us, Inc., TravelCenters of America LLC, Tween Brands, Inc., ULTA Salon, Cosmetics & Fragrance, Inc., Universal Orlando, The University Book Store, Valero Energy Corporation, V. F. Corporation, Walgreen Company, Warnaco, Inc., Wendy's International, Inc., Whole Foods Market, Inc., Zale Corporation and West Marine, Inc.

IV. ELEMENTS OF COMPENSATION

Our Executives' compensation consists of the following components:

- base salary;
- annual cash incentive compensation;
- long-term equity incentive awards; and
- a modest perquisite in the form of paying nominal Executive life insurance premiums without tax gross-ups.

Prior to making specific decisions related to any particular element of compensation, our Governance and Compensation Committee determines which element or combinations of compensation elements (salary, bonus and/or equity) can be used most effectively to further our compensation objectives and drive performance-oriented behavior. However, all such decisions are made on a facts and circumstances basis without any prescribed relationship between the various elements of the total compensation package.

Base Salary.

Base salary is designed to provide meaningful, but appropriate, levels of compensation to our Executives. Our Committee carefully reviews the salaries of executives at peer companies to ensure that our Executives' salaries are consistent and competitive, considering factors such as the Executive's job scope and responsibilities, the competitive rates for similar positions as indicated by the peer group data, and the recommendations by our Chief Executive Officer and Vice President of Human Resources for each Executive's salary range. The Committee approves the salaries of our Named Executive Officers, but delegates authority to our Chief Executive Officer to set other Executive salaries within the approved range. In approving the range, our Committee also considers whether the particular Executive is expected to make a significant contribution in the Executive's position such that we would suffer a critical loss if the Executive left the company.

Historically, merit increases were considered annually for all associates based on achievement of individual objectives (including personal, operational and financial performance targets specific to the responsibilities of each associate), as well as achievement of total company performance, using metrics such as sales and market growth, operating margins and cost containment. After the close of each fiscal year, individual performance was measured against these goals in evaluating increases to salary levels. Given the challenging business environment which began in early 2008 and continued through 2010, along with the softening of the recreational boating market in recent years, after consultation with, and upon the recommendation of, our Executives, our Committee approved no salary increases in 2010 for all Executives, and limited salary increases of 2% per department for all non-Executive associates below the vice-president level, to be allocated to those associates viewed as high performers.

Chief Executive Officer: Geoffrey A. Eisenberg was appointed as our Chief Executive Officer in December 2007, and his employment agreement expired in December 2010. Upon his appointment, Mr. Eisenberg recommended that his base salary be set at a modest level to reflect his basic philosophy that chief executive officers' compensation should be more heavily weighted to long-term equity, so as to provide an incentive to drive company financial performance and to moderate the differential between his base salary and the base salaries of the next highest paid Named Executive Officers. Mr. Eisenberg's base salary has remained at $499,000 since being appointed Chief Executive Officer.

Chief Financial Officer: Thomas R. Moran joined us as our Chief Financial Officer in January 2007. Mr. Moran's base salary has remained the same since March 2008.

Other Named Executive Officers: Bruce Edwards, our Executive Vice President of our Stores and Port Supply Divisions, and Ronald Japinga, our Executive Vice President of Merchandising, Planning and Logistics, each received an increase to their base salaries in May 2007. Their respective salaries have remained the same since May 2007.

Annual Cash Incentive Compensation (Bonus). Our Governance and Compensation Committee does not use individual objectives in approving cash incentives (i.e., bonuses) for our Executives. Rather, as noted above, since a key objective of our compensation programs is to enhance stockholder value, our Governance and Compensation Committee establishes incentive compensation to reward company-wide performance by linking cash bonus awards to a specific company financial performance target. In this way, our annual bonus program reinforces this pay-for-performance principle by aligning bonuses with broad-based financial performance. More specifically, 100% of the annual bonus compensation, if any, payable to our Executives depends on reaching pre-established company-wide financial objectives. Prior to the beginning of each year, our Executives propose key financial objectives for the year that are believed to be aggressive, but attainable, targets, and these targets are then evaluated and approved by our Governance and Compensation Committee.

Under our annual bonus program, each Executive is given a target bonus equal to a fixed percentage of base salary. The target percentage ranges from 30% to 100% of base salary, with the percentage increasing based on job responsibility. The targets generally are reviewed annually by the Committee, and like base salaries, are based on job scope and responsibilities, and position within the company.

In 2010, weight was given to the bonus percentages of peer companies, with the combination of base salaries and target bonuses compared to peer companies using the information compiled by our Vice President of Human Resources from peer company proxy statements and the Mercer/National Retail Federation Survey.

The target bonus for each Named Executive Officer was as follows:

Named Executive Officer	Target Bonus (as % of base salary)
Geoffrey A. Eisenberg	100%
Thomas R. Moran	50%
Bruce Edwards	50%
Ronald Japinga	50%

For 2010, our Chief Executive Officer and the Board thought it important to tie annual bonuses entirely to our pre-bonus, pre-tax profit (calculated as income before taxes adjusted to exclude expenses related to gain (loss) from foreign currency translation adjustments and bonus potential for all bonus-eligible store, support and distribution center associates), with the maximum bonus payout not to exceed 140% of the target bonus. Our Governance and Compensation Committee felt that bonuses for 2010 would play an important role in achieving a balance among rewarding talented individuals for achieving agreed-upon results, retaining our management team in anticipation of the company's long-term growth prospects, and stressing pay-for-performance to protect stockholder value. Additionally, when setting the 2010 bonus plan, our Committee believed that motivating associates to achieve a company-wide goal (financial or otherwise), encouraging loyalty, and recruiting and retaining talented individuals were essential to our long-term success and viewed this structure as promoting teamwork, focusing efforts from all business channels on our performance, and providing incentive to meet and exceed individual business channel contribution plans.

The 2010 annual bonus was to be paid only if we met or exceeded our pre-bonus, pre-tax profit budget as reflected in the chart below. If the budget was met, bonus-eligible associates were to receive a bonus equal to 15% of their bonus potential. Although management and the Board believed this budgeted amount to be appropriate, given the continued softness expected for the industry and the economy in general, a stretch or target goal was set, which, if met, would pay bonus-eligible associates a bonus equal to 100% of their bonus potential. Bonus amounts earned for exceeding the budget goal were allocated based on either our profit (for support center associates) or contribution (for Stores, Port Supply and Direct sales channel associates). In this regard, for each dollar of profit realized above the budgeted operating pre-tax profit, a portion would be added to a profit bonus pool, which, in turn, was allocated based on each associate's department bonus plan. For example, the support center bonus pool, which includes our Executives, was allocated to associates based solely on our operating pre-tax profit with each associate receiving the same percentage payout of their target bonus, while the Store, Port Supply and Direct sales bonus pools were allocated to associates based on meeting and exceeding their particular contribution plans.

The following table sets forth the range of payouts expressed as a percentage of achievement depending on the actual pre-bonus, pre-tax profit realized for fiscal 2010 (with the bonus payout capped at 140%):

	Pre-Tax Profit[1]	Pre-Bonus, Pre-Tax Profit[2]	Bonus Payout
	($ in Millions)		(as % of target bonus)
	Less than 3.0	Less than 4.3	0%
Budget	3.0	4.3	15%
	8.0	12.6	54%
	10.0	16.4	75%
Target	12.0	20.5	100%
	16.0	26.5	123%
	18.0 or more	29.9 or more	140%

[1] Pre- tax profit is defined as income before taxes. This information is shown for comparison purposes only and is not used to establish the bonus criteria.

[2] Pre-bonus, pre-tax profit is defined as income before taxes adjusted to exclude expenses related to gain from foreign currency conversion and bonus accruals for all bonus-eligible store, support center and distribution center associates.

Our performance for 2010 exceeded our target, in part due to management's successful implementation of the 2010 operating plan and control of variable expenses. Instead of the modest budgeted profit for the year, we realized pre bonus, pre-tax profit of $22.1 million. As a result, our Executives received 106.1% of their eligible bonus payout. Other bonus-eligible associates received bonuses determined in the manner described above.

Long-Term Equity Incentive Compensation. Our Governance and Compensation Committee views long-term equity-based compensation as a critical component of the overall Executive compensation program. The principal objectives for long-term equity-based compensation are:

- to strengthen the link among our financial performance, stockholder value and long-term incentive compensation;
- to promote increased equity ownership by our Executives;
- to encourage Executive retention through use of multiple-year vesting periods; and
- to provide competitive levels of total compensation to our Executives.

In furtherance of these goals, our stockholder-approved equity compensation plan permits a variety of equity awards, and historically we have provided our Executives long-term equity incentive compensation through awards of stock options. A stock option permits the Executive to buy our common stock at a specific price during a specific period of time. If the price of our common stock rises, the options increase in value.

Our Executives and other management-level associates generally receive equity awards once each year (typically the first business day in June), and the number of shares awarded is determined by job grade. All equity awards to our Named Executive Officers are approved by our Governance and Compensation Committee. For other associates (including certain management-level associates), the Committee approves equity awards available to be granted based on the associate's job grade, and a committee comprised of our Chief Executive Officer, Chief Financial Officer and Vice President of Human Resources is then authorized to determine the number of equity awards granted to these associates up to the number of awards pre-approved by the Governance and Compensation Committee by job grade. Our Committee sets the exercise price of each stock option it awards at the average of the high and low price on the grant date set by the Committee. Under the Committee's formal policy for granting equity awards, regular, annual awards are granted effective as of the first business day of June, awards to newly-hired associates are granted effective as of the 10th business day of the calendar month following the associate's date of hire, and off-cycle grants (i.e., due to promotion) are granted effective as of the third business day following the release of quarterly earnings which occurs immediately after the date the promotion occurs. The policy for granting equity awards has been designed, in part, to avoid questions of whether the timing of the grants is affected by material non-public information.

From time to time our Governance and Compensation Committee retains a consultant to advise them on whether our long-term equity compensation practices are consistent with market trends. For 2010, our Committee did not engage a consultant in connection with reviewing our equity compensation practices, but instead used the specific level of stock option awards recommended by the Compensation Venture Group ("CVG"). CVG was last engaged in 2007, and based on their review of proxy statement data from 15 specialty-retail companies[1] that were of similar size to that of our company, CVG recommended stock option award levels based on position. In approving stock option awards to our Executives in 2010, our Committee determined that the Executives were performing well in a challenging environment and, therefore, the Committee awarded our Named Executive Officers the following fixed number of stock options using the specific level of awards recommended by CVG in 2007 as a baseline:

Chief Executive Officer: Mr. Eisenberg received an award of 50,000 stock options on June 1, 2010.

Chief Financial Officer: Mr. Moran received an award of 33,000 stock options on June 1, 2010.

Other Named Executive Officers: Messrs. Edwards and Japinga each received an award of stock options on June 1, 2010 for 33,000 shares.

Stock options awarded to our Chief Executive Officer in 2010 vest on the one-year anniversary of the grant date and have a term of five years, as required by the terms of his now-expired employment agreement. Stock options awarded to other Executives in 2010 vest over a three-year period, commencing on the one-year anniversary of the grant date, at a rate of 33%, 33% and 34%, respectively and have a term of five years.

[1] The specialty-retail companies are as follows: A.C. Moore Arts & Crafts, Inc.; Big 5 Sporting Goods Corp.; Brookstone, Inc.; Buckle, Inc.; Chico's FAS; Cost Plus, Inc.; Gymboree Corporation; Haverty Furniture Companies, Inc.; Hibbett Sports, Inc.; Pacific Sunwear of California, Inc.; Sport Chalet; The Finish Line, Inc.; Tweeter Home Entertainment Group, Inc.; Restoration Hardware; and Whitehall Jewelers, Inc.

V. STOCK OWNERSHIP GUIDELINES

To better link the interests of management and stockholders, our Governance and Compensation Committee has determined that our Executives at the senior vice president level and above should acquire and maintain a significant amount of our equity to ensure that their interests are aligned with those of our stockholders. Our Committee also has acknowledged that the acquisition of our equity should not represent a significant financial burden on these associates.

Stock ownership guidelines approved by our Governance and Compensation Committee for 2010 included the following:

- for our Chief Executive Officer, stock with a value of 2x his base salary;
- for Messrs. Edwards and Japinga, as Executive Vice Presidents, stock with a value of 1.5x their respective base salaries;
- for Mr. Moran, as our Chief Financial Officer, and other senior vice presidents, stock with a value of 1x their respective base salaries; and
- for our independent Directors, stock with a value of 3x their annual cash retainer.

VI. LIMITED PERQUISITES AND PERSONAL BENEFITS

We provide our Executives with certain perquisites and other personal benefits that our Governance and Compensation Committee believes are reasonable and consistent with our overall executive compensation program and philosophy. These benefits are provided in order to enable us to attract and retain these Executives. These perquisites and benefits provided to our Executives are reviewed by the Committee at least annually to determine if they are still reasonable and appropriate in light of all facts and circumstances, including the competitive environment.

We do not provide for any perquisites for former and/or retired Executives, such as lifetime benefits or car allowances.

In order to help protect an Executive's family in the event of death, we provide our Executives with additional term life insurance (over the amount generally provided to other management-level associates) ranging from $500,000 for assistant vice presidents to $1,500,000 for Mr. Eisenberg. In 2011, our Governance and Compensation Committee eliminated the gross-up payment for the taxes on the income recognized as a result of the additional life insurance we provide, and we do not provide any other tax gross-ups.

Although historically we have provided to our Executives a reimbursement of up to $3,000 per year, in the aggregate, for wellness and financial planning assistance, for the last three years, due to the economic challenges and based on the recommendation of management, our Governance and Compensation Committee elected to suspend the above-referenced wellness and financial planning benefits.

Additionally, historically, on a case-by-case basis, we have paid sign-on bonuses to recruit certain Executives to our organization and have assisted certain Executives with relocations, including temporary housing allowances, transportation allowances and cost of living assistance for home purchases in the Monterey Bay area. These benefits generally are individually negotiated. In 2010, no new executives were hired and thus no sign-on bonuses were paid, or relocation costs incurred, for new Executives.

Our Executives also participate in other employee benefit plans available on a nondiscriminatory basis to other associates, including merchandise discounts, use of company-owned equipment (such as use of the company-leased sailboat, kayaks and other equipment), cash out of up to 40 hours of accrued paid time off per year, a stock purchase plan and group health, life and disability coverage. In addition to their paid time off, all store general managers, Port Supply market team managers, and support center and distribution center associates at a director-level and above, including Executives, who reach 10 years or more of service may elect to take a paid sabbatical equal to six weeks for most such associates and eight weeks for Executives. This sabbatical plan was created by our founder and Chairman of the Board, Randy Repass, to reward associates performing at a satisfactory level, subject to their managers' approval, and to provide these associates with the opportunity to pursue business-related educational programs or other activities affording them with fresh insights and/or perspectives about improving company operations, and/or allowing them to pursue community service goals, or non-academic goals, including hobbies, family obligations, vacations, etc. Management believes that this sabbatical program provides significant value to our stockholders by allowing our associates to avoid job burn out, and return to work with a refreshed and renewed outlook on improving their individual and overall company performance. Unused sabbaticals may not be exchanged for cash.

All associates, including our Executives, are permitted to participate in our 401(k) savings plan and may contribute, on a pre-tax basis, up to 5% of annual salary (up to a salary cap of $245,000 for 2010), for which we provide a 33% matching contribution. The maximum amount we would match for any participant in the plan for 2010 was $4,043 (i.e., $245,000 x 5% = 12,250 x 33% = $4,043).

Additionally, our Executives and certain other management-level associates are offered participation in our deferred compensation plan, which permits the participants to defer the receipt of income to a future date (e.g., retirement). While we have the discretion to make matching and other contributions to the deferred compensation plan on behalf of participants, we have not made any. Additionally, in January 2011, based on the recommendation of the company's benefits advisory board, our Governance and Compensation Committee elected to freeze plan participation and future contributions for 2011.

We do not provide any other type of retirement benefits to our Executives (i.e., there are no supplemental executive retirement plans) because they are not typical in the retail industry and in our experience they have not been considered necessary to attract, retain or motivate key executives.

VII. SEVERANCE AGREEMENTS AND ELIMINATION OF CHANGE-IN-CONTROL AGREEMENTS

In addition to the compensation elements described above, we also provide our Executives at the vice president level and above with severance arrangements, which are described in more detail under the subheading "Other Post-Employment Payments" below. Severance packages are a common characteristic of compensation for key employees in the retail industry. They are intended to provide covered Executives with a sense of security in making the commitment to dedicate their professional career to our success. Due to our size relative to other public companies, we believe that severance benefits are necessary to help us attract and retain necessary skilled and qualified Executives to continue to grow our business.

Although severance provisions were contained in the employment agreement for our Chief Executive Officer, that agreement expired in December 2010. The severance agreements for Messrs. Moran and Japinga were negotiated in arms-length discussions with our former Chief Executive Officer, with the advice and consent of our Governance and Compensation Committee. Mr. Edwards' severance pay compensation was set by our former Chief Executive Officer, with the advice and consent of our Governance and Compensation Committee, at a time when we were going through a transition in the senior management team.

Additionally, only Mr. Eisenberg's agreement reflected severance benefits in the event of a change in control and with the expiration of that agreement, in accordance with the policy approved by our Governance and Compensation Committee in January 2011, any new employment or severance agreements or plans will not contain change-in-control provisions.

VIII. TAX DEDUCTIBILITY

Section 162(m) of the Internal Revenue Code limits the deductibility of compensation in excess of $1 million paid to our Named Executive Officers unless certain requirements are met. Since stock option awards generally are designed to meet the requirements for deductibility under Section 162(m), Mr. Eisenberg is the only Named Executive Officer whose annual taxable compensation reasonably might not be fully deductible, and the non-deductible amount would be only a portion of his annual bonus payment. Given the relatively small amount of any potential loss of tax deduction, the company has not sought stockholder approval of the specific performance goals or otherwise taken all of the steps necessary to preserve the company's tax deduction for Mr. Eisenberg's bonus.

Governance and Compensation Committee Report on Executive Compensation

The Governance and Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with West Marine's management, and based on the review and discussions, the Governance and Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into West Marine's annual report on Form 10-K for the fiscal year ended January 1, 2011.

March 29, 2011

Governance and Compensation Committee

Barbara L. Rambo, Chair
David McComas
Dennis F. Madsen

The Governance and Compensation Committee Report set forth above will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent that we specifically incorporate such reports by reference, and such report will not otherwise be deemed to be soliciting materials or to be filed under such Acts.

Named Executive Officers

Certain information regarding our Named Executive Officers who are not Directors is set forth below.

Thomas R. Moran, 50, was hired as our Chief Financial Officer, Senior Vice President and Assistant Secretary, effective January 8, 2007. Previously, he served as the Chief Financial Officer of the Wearguard-Crest Division of ARAMARK Corporation, ARAMARK's work apparel and uniform division, from June 2004 until January 2007. Prior to joining ARAMARK, Mr. Moran was a Director of Finance of Limited Brands, Inc. from 2000 to 2004 and was the Director of Planning for CarMax Auto Superstores from 1995 to 2000. Mr. Moran and his wife enjoy California's year-round boating season and exploring the sights of the Monterey Bay area.

Bruce Edwards, 48, is our Executive Vice President of Stores and Port Supply, responsible for the sales and operations of our 335 stores and wholesale divisions. Mr. Edwards joined West Marine in December 1986, and prior to his promotion in June 2007, he has held the positions of Senior Vice President of Stores, Vice President of Retail Operations, Regional Vice President, Director of Store Operations and District Manager for West Marine. Mr. Edwards has been actively involved in the marine industry for more than 20 years, and has been a life long boater, racing sailboats competitively for over 30 years.

Ronald Japinga, 48, is our Executive Vice President of Merchandising, Planning and Logistics. Prior to his promotion in June 2007, he had served as our Senior Vice President of Merchandising since February 2006. Previously, Mr. Japinga served as Vice President and Divisional Merchandise Manager of Kohl's Department Stores from 2002 until he joined West Marine in February 2006 and was Vice President and Planning Director at Kohl's from 2001 to 2002. Prior to joining Kohl's, he was Vice President/General Merchandise Manager and Director of Stores and Visual Merchandising for Duty Free Shops Group Limited from 2001 to 2006 and was Vice President/Divisional Merchandise Manager for Macy's Department Stores prior to 2001. Mr. Japinga has been an avid boater since his youth and enjoys taking his powerboat out on the weekends with his wife and children for fishing, waterskiing and basic pleasure boating.

Summary Compensation Table

The following table sets forth certain information for fiscal years 2010, 2009 and 2008 concerning the compensation for services in all capacities to West Marine and its subsidiaries earned by, awarded to, or paid to our Named Executive Officers.

Name and Principal Position	Year	Salary ($)[1][2]	Bonus ($)[3]	Option Awards ($)[4]	All Other Compensation ($)[5]	Total ($)
Geoffrey A. Eisenberg Chief Executive Officer	2010 2009 2008	499,000 499,000 518,192	529,303 598,600 —	207,680 93,933 860,000	16,285 16,153 28,048	1,252,268 1,207,686 1,406,240
Thomas R. Moran Chief Financial Officer	2010 2009 2008	325,000 325,000 332,692	172,368 227,500 —	137,069 61,996 95,712	7,423 13,817 14,327	641,860 628,313 442,731
Bruce Edwards Executive Vice President of Stores and Port Supply	2010 2009 2008	360,000 360,000 375,231	190,931 252,000 —	137,069 61,996 95,712	12,441 11,165 27,870	700,441 685,161 498,813
Ronald Japinga Executive Vice President of Merchandising	2010 2009 2008	350,000 350,000 363,462	185,627 245,000 —	137,069 61,996 95,712	12,592 12,144 12,005	685,288 669,140 471,179

(1) Base salary typically is paid on a 26-pay period cycle, however in 2008, there were 27-pay periods.

(2) Includes any employee contributions to our 401(k) and non-qualified deferred compensation plans.

(3) Amounts for 2010 represent a performance bonus earned for fiscal year 2010, paid in 2011. Amounts for 2009 represent a performance bonus earned for fiscal year 2009 paid in 2010. Mr. Eisenberg contributed $100,000 of his 2009 bonus to a new fund that will assist associates in financial distress.

(4) This column shows the aggregate grant date fair value of stock options granted in each year presented. These amounts are used to calculate accounting expense and do not necessarily represent the actual value that will be realized by the Named Executive Officers. For a description of the methodology and assumptions used to determine the amounts recognized in 2010, see Note 2 to our consolidated financial statements set forth in our annual report on Form 10-K for the fiscal year ended January 1, 2011 (the "2010 Financial Statements").

(5) The amounts reported as All Other Compensation for 2010 consist of the following:

	401(k) Plan Matching	Life Insurance Premiums	Payout of Accrued Paid-Time-Off
Geoffrey A. Eisenberg	$3,225	$3,464	$9,596
Thomas R. Moran	3,329	4,094	0
Bruce Edwards	3,794	1,724	6,923
Ronald Japinga	3,257	2,604	6,731

Mr. Eisenberg is entitled to receive an annual salary of $499,000, with increases possible following each annual review in accordance with company guidelines for pay increases. Mr. Eisenberg also is eligible annually to receive a bonus with a target amount equal to 100% of his annual salary. His actual bonus will depend upon whether we achieve our financial targets for 2011. See "Compensation Discussion and Analysis—Elements of Compensation—Annual Cash Incentive Compensation (Bonus)." Pursuant to the West Marine, Inc. Executive Officer Severance Plan effective as of March 16, 2011, Mr. Eisenberg is entitled to receive cash severance based on his weekly base salary multiplied by the applicable severance period. For more information about the Executive Officer Severance Plan, see "Compensation Discussion and Analysis—Executive Summary—Key Executive Compensation Program Enhancements for 2011."

Messrs. Moran, Japinga and Edwards each have a termination agreement described below. For more information about these severance benefits, see "Compensation Discussion and Analysis—Severance Agreements and Elimination of Change-in-Control Agreements" above and "—Other Post-Employment Payments" below.

Grants of Plan-Based Awards in 2010

The company provides long-term incentives to our Named Executive Officers through awards under our Equity Incentive Plan. The Equity Incentive Plan provides for various forms of equity-based incentive compensation with respect to our common stock, including stock options, stock appreciation rights, stock bonuses, restricted stock awards and performance units and awards consisting of combinations of such incentives. Only stock options were awarded to the Named Executive Officers in 2010.

The following table sets forth information regarding stock options granted under our Equity Incentive Plan to our Named Executive Officers during fiscal year 2010.

Name	Grant Date	Date Approved[1]	Awards of Stock Options Under Equity Incentive Plan (#Sh)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[2]
Geoffrey A. Eisenberg	June 1, 2010	March 17, 2010	50,000	10.97	207,680
Thomas R. Moran	June 1, 2010	March 17, 2010	33,000	10.97	137,069
Bruce Edwards	June 1, 2010	March 17, 2010	33,000	10.97	137,069
Ronald Japinga	June 1, 2010	March 17, 2010	33,000	10.97	137,069

(1) Our Governance and Compensation Committee met and approved the awards on March 17, 2010, but these awards were made effective as of June 1, 2010 with an exercise price determined as of the effective date.

(2) Represents the grant date fair market value of the stock option grant. For a description of the methodology and assumptions used to determine the grant date fair market value, see Note 2 to the 2010 Financial Statements.

Except for the stock options granted in fiscal year 2010 to Mr. Eisenberg, which vest one year after the grant date, all stock options granted in fiscal year 2010 vest in three equal installments of 33%, 33% and 34%, respectively, of the total award, vesting on each anniversary of the grant date. The stock options are exercisable for a period of five years from the date of grant, subject to earlier termination as described below. Under his now-expired employment agreement, Mr. Eisenberg will continue to vest in any outstanding stock options granted prior to December 2010 and will be able to exercise such stock options for the balance of the remaining term of the option.

Under their respective termination agreements, upon an adverse job change, in case of Mr. Edwards, or termination without cause, in case of Mr. Japinga, each have the right for a period of 15 months to continue to exercise any stock options which were vested on the date of the job change or termination, as the case may be. Under his agreement, Mr. Moran has a right for a period of 90 days following termination to exercise any stock options which were vested on that date. See "Other Post-Employment Payments."

West Marine made no material modifications to any outstanding equity-based awards during the last fiscal year (e.g., repricing, extension of exercise periods, change of vesting or forfeiture conditions, or change or elimination of applicable performance criteria).

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding stock options held by the Named Executive Officers and outstanding as of January 1, 2011.

	Option Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Geoffrey A. Eisenberg[1]		50,000[2]	10.9700	June 1, 2015
	25,000	25,000[3]	5.7950	June 1, 2014
	264,000	136,000[4]	6.4600	January 15, 2013
	3,000		13.5900	May 10, 2012
	3,000		14.6100	May 4, 2011
	3,000		17.2650	May 11, 2015
	2,000		26.2800	May 12, 2014
	2,000		16.7466	May 7, 2013
	2,000		22.0000	May 3, 2012
	2,000		6.0800	May 10, 2011
Thomas R. Moran		33,000[4]	10.9700	June 1, 2015
	10,890	22,110[4]	5.7950	June 1, 2014
	38,518	19,843[4]	4.5000	June 2, 2013
	25,000		14.8800	June 1, 2012
	37,500	12,500[5]	16.7200	March 8, 2012
Bruce Edwards		33,000[4]	10.9700	June 1, 2015
	10,890	22,110[4]	5.7950	June 1, 2014
	38,518	19,843[4]	4.5000	June 2, 2013[6]
	40,000		14.8800	June 1, 2012
	22,800		14.7000	June 1, 2011
	32,000		16.5800	June 1, 2012
	19,000		29.7000	February 27, 2014
	19,000		16.1100	March 28, 2013
	15,600		17.3030	February 12, 2012
Ronald Japinga		33,000[4]	10.9700	June 1, 2015
	10,890	22,110[4]	5.7950	June 1, 2014
	38,518	19,843[4]	4.5000	June 2, 2013[7]
	40,000		14.8800	June 1, 2012
	50,000		15.1150	March 31, 2011

[1] Includes stock options that were awarded to Mr. Eisenberg for his prior service as a non-employee Director.
[2] These stock options vest 100% on the one year anniversary of the grant date.
[3] These stock options vest in two installments of 50% on each anniversary of the grant date.
[4] These stock options vest in three installments of 33%, 33% and 34% on each anniversary of the grant date. The stock options are exercisable for a period of five years from the date of grant, subject to earlier termination. See "Other Post-Employment Payments" for a description of earlier termination events.
[5] These stock options vest in four equal installments on each anniversary of the grant date. The stock options are exercisable for a period of five years from the date of grant, subject to earlier termination. See "Other Post-Employment Payments" for a description of earlier termination events.
[6] Mr. Edwards exercised 5,000 stock options and sold 4,565 underlying shares in March 2011.
[7] Mr. Japinga exercised 2,995 stock options in March 2011 and continues to hold the underlying shares.

Option Exercises

The following table sets forth information related to the exercise of stock options during fiscal year 2010.

Name	Stock Options	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Geoffrey A. Eisenberg[1]	7,500	26,289
Thomas R. Moran	—	—
Bruce Edwards[2]	5,120	31,942
Ronald Japinga	—	—

[1] Mr. Eisenberg exercised 7,500 stock options on March 22, 2010 all of which had an exercise price of $8.125 per share. Mr. Eisenberg sold all 7,500 shares for $11.6302 per share immediately subsequent to exercise.

[2] Mr. Edwards exercised 300 stock options on March 26, 2010 with an exercise price of $4.3750 per share, which he sold for $11.5100 per share immediately subsequent to exercise. In addition, Mr. Edwards exercised 1,700 stock options on March 29, 2010 with an exercise price of $4.3750 per share, which he sold for $11.3342 per share immediately subsequent to exercise. Mr. Edwards also exercised 3,120 stock options on November 4, 2010 with an exercise price of $4.3750 per share, which he sold for $10.1346 per share immediately subsequent to exercise.

Nonqualified Deferred Compensation

The following table sets forth information regarding deferrals, earnings and distributions under the West Marine Deferred Compensation Plan for fiscal year 2010 and the deferred compensation account balance as of fiscal year end:

Name	Executive contributions in last fiscal year ($)	Registrant contributions in last fiscal year ($)	Aggregate earnings in last fiscal year ($)	Aggregate withdrawals/ distributions ($)	Aggregate balance at January 1, 2011 ($)
Geoff A. Eisenberg	—	—	—	—	—
Thomas R. Moran	—	—	—	—	—
Bruce Edwards[1]	—	—	12	13,760	113,056
Ronald Japinga	—	—	—	—	—

[1] Mr. Edwards elected to receive an in-service payout over a five year period commencing with his initial payout on April 2010.

Prior to the 2010 year end, eligible associates were able to defer the receipt of up to 50% of base salary and up to 100% of bonus and other cash incentive compensation under our deferred compensation plan. West Marine may elect to make matching contributions or other discretionary contributions to the deferred compensation plan but has not done so to date. Amounts deferred under the plan are credited with earnings at market rates, based upon the participant's choice of investments. The participant may elect to change an investment choice at any time. In 2010, the reference funds for the investments earned the following rates of return:

West Marine, Inc. **Deferred Compensation Plan – 2010 Annual Returns**	
BlackRock Money Market	0.01%
Western Asset U.S. Government	5.81%
MIST Clarion Global Real Estate	16.28%
Legg Mason Social Awareness	12.15%
T. Rowe Price Large Cap Growth	16.74%
MFS Total Return	9.87%
Janus Aspen Worldwide Growth	15.52%
Harris Oakmark International	16.67%
BlackRock Aggressive Growth	15.18%
Russell 2000 Index Portfolio	26.92%
Dreyfus Opportunistic Small Cap	31.15%
MFS MetLife Stock Index	14.62%

Amounts deferred generally may be distributed as of a particular date selected in advance by the participant, following the participant's termination of employment or in the event the participant suffers a financial hardship, provided that, for payments made upon a participant's termination of employment, individuals who are designated as "specified employees" under Section 409A of the Internal Revenue Code generally may not receive payments from the deferred compensation plan for at least six months following such termination from employment.

Our Governance and Compensation Committee approved the suspension of participant contributions to the deferred compensation plan beginning in 2011.

Other Post-Employment Payments

The following tables summarize the compensation and benefits each Named Executive Officer would have been entitled to receive under his employment or severance agreements and the terms of the perquisites if his employment with West Marine had terminated as of January 1, 2011. The tables do not include amounts payable under the deferred compensation plan, the 401(k) plan or the employee benefit plans in which associates are eligible to participate on a non-discriminatory basis (e.g., stock purchase plan, group health, group term life, accidental death and disability and long-term disability).

Mr. Eisenberg:

Executive Benefit and Payments Upon Termination	Voluntary Termination	Involuntary (Not for Cause or Constructive) Termination	For Cause Termination	Change in Control	Death
Compensation:					
Base Salary [1]	—	—	—	—	—
Short-term incentive (100% of base salary)	—	—	—	—	—
Stock option vesting	—	—	—	—	—
Restricted stock vesting	—	—	—	—	—
Benefits and Perquisites:					
Post-termination health care	—	—	—	—	—
Life insurance proceeds	—	—	—	—	$1,500,000
Accrued vacation pay	$38,807	$38,807	$38,807	$38,807	38,807
Other perquisites	—	—	—	—	—
Tax gross-up	—	—	—	—	—
Total:	$38,807	$38,807	$38,807	$37,807	$1,538,807

[1] Mr. Eisenberg's employment agreement expired in December 2010 and, therefore, as of January 1, 2011, he was not entitled to severance benefits. Information about Mr. Eisenberg's benefits under the company's recently-adopted severance plan follows these tables.

Mr. Moran:

Executive Benefit and Payments Upon Termination	Voluntary Termination	Involuntary (Not for Cause or Constructive) Termination	For Cause Termination	Change in Control	Death
Compensation:					
Base Salary [1]	—	$325,000	—	—	—
Short-term incentive (100% of base salary)	—	—	—	—	—
Stock option vesting	—	—	—	—	—
Restricted stock vesting	—	—	—	—	—
Benefits and Perquisites:					
Post-termination health care	—	—	—	—	—
Life insurance proceeds	—	—	—	—	$750,000
Accrued vacation pay	$19,525	19,525	$19,525	$19,525	19,525
Other perquisites	—	—	—	—	—
Tax gross-up	—	—	—	—	—
Total:	$19,525	$344,525	$19,525	$19,525	$769,525

[1] Severance is paid in substantially equal amounts over 12 months.

Mr. Edwards:

Executive Benefit and Payments Upon Termination	Voluntary Termination	Involuntary (Not for Cause or Constructive) Termination	For Cause Termination	Change in Control	Death
Compensation:					
Base Salary (1)	—	$360,000	—	—	—
Short-term incentive (100% of base salary)	—	—	—	—	—
Stock option vesting	—	—	—	—	—
Restricted stock vesting	—	—	—	—	—
Benefits and Perquisites:					
Post-termination health care	—	7,686	—	—	—
Life insurance proceeds	—	—	—	—	$1,000,000
Accrued vacation pay	$32,272	32,272	$32,272	$32,272	32,272
Other perquisites	—	—	—	—	—
Tax gross-up	—	—	—	—	—
Total:	$32,272	$399,958	$32,272	$32,272	$1,032,272

(1) Severance is paid in substantially equal amounts over 12 months.

Mr. Japinga:

Executive Benefit and Payments Upon Termination	Voluntary Termination	Involuntary (Not for Cause or Constructive) Termination	For Cause Termination	Change in Control	Death
Compensation:					
Base Salary (1)	—	$350,000	—	—	—
Short-term incentive (100% of base salary)	—	—	—	—	—
Stock option vesting	—	—	—	—	—
Restricted stock vesting	—	—	—	—	—
Benefits and Perquisites:					
Post-termination health care	—	10,136	—	—	—
Life insurance proceeds	—	—	—	—	$1,000,000
Accrued vacation pay	$26,654	26,654	$26,654	$26,654	26,654
Other perquisites	—	—	—	—	—
Tax gross-up	—	—	—	—	—
Total:	$26,654	$386,790	$26,654	$26,654	$1,026,654

(1) Severance is paid in substantially equal amounts over 12 months.

Pursuant to the West Marine, Inc. Executive Officer Severance Plan effective as of March 16, 2011, Mr. Eisenberg is entitled to receive cash severance based on his weekly base salary multiplied by the applicable severance period. Under this plan, Mr. Eisenberg will receive severance benefits in the event his employment is involuntarily terminated without cause or if he voluntarily terminates his employment for good reason. In either event, Mr. Eisenberg will be entitled to receive a severance payment equal to 78 weeks of his base salary, which represents the maximum payment available based on his employment tenure. Should Mr. Eisenberg's termination date occur during the second half of the company's fiscal year, Mr. Eisenberg also will be eligible to receive a pro-rata bonus, if any, for that fiscal year, payable at the time the company pays such bonuses to other Executives. Also, if his severance exceeds the limit under Section 409A of the Internal Revenue Code, then his salary continuation will be paid up to such limit with the balance paid following a six-month suspension.

Additionally, with respect to any stock options granted to him prior to December 2010, Mr. Eisenberg will have fully earned the right to retain such options, such options will become exercisable as of the date such options otherwise would have become vested (if his employment with the company had not terminated), and his right to exercise the vested stock options will extend for the remaining term of the option. He will have 90 days to exercise any vested stock options granted after December 2010.

Per the terms of his agreement, West Marine has agreed to pay Mr. Moran severance benefits in the event his employment is terminated without cause or if his employment is constructively terminated. In such event, in addition to accrued wages (such as base salary and accrued paid time off through the date of termination), he will be entitled to severance pay equal to 12 months of his base salary, payable over the 12-month period following the date of termination, and if the termination occurs during the second half of West Marine's fiscal year, a pro-rated bonus for the year in which his employment is terminated. No severance benefits are payable if Mr. Moran's employment is terminated voluntarily, as a result of his death or disability, or if West Marine terminates his employment for cause. Additionally, Mr. Moran's agreement, contains a mitigation provision, whereby severance amounts will be reduced by the amount of compensation earned or paid to him either as a result of new employment or serving as an independent consultant, and health benefits also would be terminated in the event such benefits are made available by his subsequent employment. Mr. Moran will be able to continue to exercise for a period of 90 days any stock options which were vested on the date of his termination.

In September 2004, West Marine entered into an agreement with Mr. Edwards that provides Mr. Edwards with special rights if he is subjected to an adverse job change for reasons other than cause, death or disability. An adverse job change consists of a substantial reduction in Mr. Edwards' job responsibilities, title, position or full-time employment. Under the agreement, if the adverse job change occurred in the second half of the West Marine's fiscal year, Mr. Edwards will be entitled to a pro-rated bonus for the year that included the adverse job change. In addition, for a period of one year following an adverse job change, Mr. Edwards will be entitled to receive his base salary and group health insurance benefits, and he will be able to continue to exercise any stock options which were vested on the date of the adverse job change for a period of 15 months following the date thereof.

In February 2006, West Marine entered into an agreement with Mr. Japinga that provides Mr. Japinga with severance benefits if his employment is terminated for reasons other than cause, death or disability. Under the agreement, Mr. Japinga will receive his base salary for 12 months, and if the termination occurs in the second half of the West Marine's fiscal year, Mr. Japinga will be entitled to a pro-rated bonus for the year in which the termination occurs. In addition, for a period of one year following such termination, Mr. Japinga will be entitled to receive group health insurance benefits for 12 months (unless he obtains alternate employment that provides for health benefits) and will be able to continue to exercise any stock options which were vested on the date of termination for a period of 15 months following the date thereof.

Director Compensation

The following table sets forth certain information for fiscal year 2010, concerning the compensation for services in all capacities to West Marine and its subsidiaries earned by, awarded to, or paid to Mr. Repass and Directors who are not employees of West Marine.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[4]	Option Awards ($)[4]	All Other Compensation ($)	Total ($)
Randolph K. Repass[1]	9,931	—	—	—	9,931
Dennis F. Madsen[2]	14,750	28,528	—	—	43,278
David McComas	33,500	24,980	—	—	58,480
Barbara L. Rambo	53,375	24,980	—	—	78,355
Alice M. Richter	41,000	24,980	—	—	65,980
Peter Roy	36,000	14,000	11,464	—	61,464
Daniel J. Sweeney, Ph.D. [3]	11,750	—	—	—	11,750
William U. Westerfield[3]	12,250	—	—	—	12,250

(1) Mr. Repass agreed to forego his base salary of $100,000 in fiscal year 2010. This amount represents the amount paid to Mr. Repass prior to his agreement to forego his 2010 salary, of which $4,814 was donated by

Mr. Repass to a charitable organization and the balance used to cover his share of health and dental benefit contributions and taxes incurred in 2010.

(2) Mr. Madsen was appointed to the Board effective November 8, 2010 and, in connection to his appointment, he received an award of 2,119 restricted shares on November 8, 2010 with vesting to occur on the one year anniversary of the grant date.

(3) Messrs. Sweeney and Westerfield elected not to stand for re-election at the Annual Meeting on May 20, 2010, and these amounts, therefore, reflects a pro-rated portion of their respective annual retainer and Board meeting attendance fees.

(4) This column shows the aggregate grant date fair value of restricted stock awards and stock options granted in 2010 to our non-employee Directors. These amounts are used to calculate accounting expense and do not necessarily represent the actual value that will be realized by our non-employee Directors. For a description of the methodology and assumptions used to determine the amounts recognized in 2010, see Note 2 to the 2010 Financial Statements.

The following table sets forth information regarding stock options and restricted stock awards held by Directors other than Geoffrey A. Eisenberg and outstanding as of January 1, 2011:

	Option Awards				Restricted Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Nonexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares That Have Not Vested (#)	Market Value of Shares That Have Not Vested ($)(1)
Randolph K. Repass	—	—	—	—	—	—
Dennis F. Madsen(2)	—	—	—	—	2,119	22,419
David McComas	—	—	—	—	1,546	16,357
	3,000		17.2650	May 11, 2015		
	2,000		26.2800	May 12, 2014		
	2,000		16.7466	May 7, 2013		
	2,000		22.0000	May 3, 2012		
	2,000		6.0800	May 10, 2011		
Barbara L. Rambo	—	—	—	—	1,546	16,357
	3,000		5.9700	May 20,2014		
	4,500		5.7700	October 14, 2013		
Alice M. Richter	—	—	—	—	1,546	16,357
Peter Roy	3,000	—	10.9800	May 20, 2015	546	5,777
	3,000		5.9700	May 20, 2014		
	3,000		14.6100	May 4, 2011		
	3,000		17.2650	May 11, 2015		
	2,000		26.2800	May 12, 2014		
	2,000		16.7466	May 7, 2013		
	2,000		22.0000	May 3, 2012		
Daniel J. Sweeney, Ph.D. (3)	—	—	—	—	—	—
	2,000		26.2800	May 12, 2014		
	2,000		16.7466	May 7, 2013		
	2,000		22.0000	May 3, 2012		
William U. Westerfield(3)	—	—	—	—	—	—
	3,000		5.9700	May 20, 2014		
	3,000		4.6200	May 21, 2013		
	3,000		13.5900	May 10, 2012		
	3,000		14.6100	May 4, 2011		
	2,000		26.2800	May 12, 2014		
	2,000		16.7466	May 7, 2013		
	2,000		22.0000	May 3, 2012		

(1) Based on a price per share of $10.58 which was the closing share price of our common stock on the NASDAQ Global Market on December 31, 2010.

(2) Mr. Madsen was appointed to the Board effective November 8, 2010 and, in connection to his appointment, he received an award of 2,119 restricted shares on November 8, 2010 with vesting to occur on the one year anniversary of the grant date.

(3) Messrs. Sweeney and Westerfield will be able to exercise such stock options for the balance of the remaining term of each award.

Non-employee Directors are paid fees of:

- $2,000 for each Board meeting attended, payable on the meeting date;
- $16,000 as an annual cash retainer, payable quarterly; and
- $8,000 in the form of West Marine common stock and $6,000 of restricted stock granted under the Equity Incentive Plan, payable as of each annual meeting of stockholders. The $6,000 of restricted stock vests one year after the date it is granted.

In addition, following each annual meeting of stockholders, each independent Director, if nominated for re-election and so elected by stockholders, receives a grant of, at their election, either stock options or restricted stock awards. For 2010, existing Directors elected either an option exercisable for 3,000 shares of common stock or 1,000 shares of restricted stock. Newly appointed Directors elected either an option exercisable for 4,500 shares of common stock or 1,500 shares of restricted stock awards. For 2011, pursuant to an amendment to our Equity Incentive Plan which, if approved by our stockholders at this Annual Meeting, increases the share count under the "fungible share pool design" whereby "full value" awards, such as restricted stock, will count as 2x the shares granted to every 1 stock option granted. Accordingly, if the Equity Incentive Plan, as amended and restated, is approved, the number of restricted stock to be elected by our Directors will increase from 1,000 to 1,500 for existing Directors re-elected at this Annual Meeting, and from 1,500 to 2,250 for new Directors elected or appointed thereafter. The options are granted with an exercise price equal to the fair market value of West Marine's common stock on the grant date, and the options will become exercisable six months following the date of the award. All restricted shares vest one year after the grant date. Pursuant to our *Stock Ownership Policy*, once our independent Directors reach their requisite stock ownership levels, they are required to maintain such levels until such time as they resign from, determine not to stand for re-election to or are not nominated for re-election to the Board.

Ms. Richter, our Audit Committee Chair and financial expert, receives an additional annual retainer of $17,000. The remaining members of the Audit Committee, Mr. Roy and Ms. Rambo, if elected to the Board and re-appointed to the Audit Committee, each will receive an additional annual retainer of $12,000. Dr. Sweeney, who was the Chair of our Governance and Compensation Committee, did not seek re-election at the Annual Meeting, and so he received a pro-rated portion of the additional annual retainer of $15,000 through the May 19, 2010 Governance and Compensation Committee meeting. Ms. Rambo, our Governance and Compensation Committee Chair, will receive an additional annual retainer of $15,000. The remaining members of the Governance and Compensation Committee, Mr. McComas and Mr. Madsen, if elected to the Board and re-appointed to the Governance and Compensation Committee, each will receive an additional annual retainer of $9,500.

All independent Directors will continue to be reimbursed for travel and other out-of-pocket expenses incurred by them that are incidental to their service on the Board. In addition, all Directors will be reimbursed for Board continuing education course fees up to $5,000 per annum. Due to economic challenges, based on our Chief Executive Officer's recommendation, our Governance and Compensation Committee suspended this reimbursement beginning in 2008 and continuing through 2011.

Directors who are associates of West Marine do not receive any compensation for serving on the Board.

Our Chairman of the Board, Randolph K. Repass, had a base salary in fiscal year 2010 of $100,000. However, Mr. Repass agreed to forego the remainder of his $100,000 base salary for fiscal year 2010 after having been paid $9,931. Mr. Repass donated $4,814 of this amount to Earthshare, a charitable organization supporting a healthy and sustainable environment, and the balance was used to cover his share of health and dental benefit contributions and taxes incurred in 2010. Mr. Repass has also agreed to forego his 2011 base salary of $100,000. Mr. Repass currently beneficially owns 7,281,828 shares or approximately 32.1% of our outstanding common stock. Mr. Repass has not been granted any stock options since our initial public offering in 1993 and receives no bonus.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes information about West Marine's equity compensation plans as of January 1, 2011. All outstanding awards relate to West Marine's common stock.

	(a)	(b)	(c)
Plan category	**Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)**	**Weighted-average exercise price of outstanding options, warrants and rights ($)**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (#)**
Equity compensation plans/ arrangements approved by securityholders	3,751,801[1]	$10.93[1]	288,576[2]
Equity compensation plans/ arrangements not approved by securityholders	- 0 -	- 0 -	- 0 -

(1) Pertains to stock options outstanding under the Equity Incentive Plan. Does not include 7,303 shares of restricted stock issued under the Equity Incentive Plan. Also does not include purchase rights accruing under the Stock Buying Plan as the number of shares issuable and the exercise price under that plan will not be determinable until the end of the current offering period, April 30, 2011.

(2) Consists of shares of common stock reserved for future issuance under the Equity Incentive Plan. Does not include 675,596 shares of common stock currently reserved for issuance under the Stock Buying Plan.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table indicates, as to (i) each person who is known to own beneficially 5% or more of the outstanding shares of our common stock, (ii) each Director, (iii) each Named Executive Officer and (iv) all Directors and Named Executive Officers at January 1, 2011 as a group, the number of shares and percentage of common stock beneficially owned as of March 21, 2011. As of the close of business on March 21, 2011, there were outstanding 22,658,832 shares of common stock of West Marine.

	Common Stock Beneficially Owned as of March 21, 2011(1)	
Beneficial Owner	**Number of Shares**	**Percent**
Randolph K. Repass	7,281,828 (2)	32.1%
Geoffrey A. Eisenberg	978,299 (3)	4.3%
Thomas R. Moran	199,361 (4)	*
Bruce Edwards	274,582 (4)	1.2%
Ronald Japinga	228,709 (4)	*
Dennis F. Madsen	2,945 (5)	*
David McComas	37,971 (5)	*
Barbara L. Rambo	14,544 (5)	*
Alice M. Richter	17,569 (5)	*
Peter Roy	53,591 (5)	*
All Directors and executive officers as a group (10 persons)	9,089,399 (6)	40.1%
Daniel J. Sweeney	6,000 (7)	*
William U. Westerfield	18,000 (7)	*
Franklin Resources, Inc.	3,533,546 (8)	15.6%
Dimensional Fund Advisors, LP	1,767,199 (9)	7.8%
Royce Associates, LLC	1,509,382 (10)	6.7%
George S. Loening	1,164,293 (11)	5.1%

* Less than one percent.

(1) Except as otherwise noted, each person has sole voting and investment power over the common stock shown as beneficially owned, subject to community property laws where applicable.

(2) The address of Mr. Repass is 500 Westridge Drive, Watsonville, California 95076-4100. Includes 254,600 shares held by Mr. Repass' wife, 22,515 shares held by Mr. Repass' minor son, 30,000 shares held in trust for the benefit of Mr. Repass' grandchildren and 173,900 shares held by the Repass-Rodgers Family Foundation Inc. Mr. Repass has sole voting and dispositive power with respect to 5,138,578 shares and is deemed to have shared voting and dispositive power with respect to 254,600 shares. Mr. Repass disclaims beneficial ownership of all shares attributed to his spouse and all shares held by the Repass-Rodgers Family Foundation. The beneficial ownership reported also includes 888,650 shares held by the Randolph K. Repass 2009 Grantor Retained Annuity Trust dated July 8, 2009, and 1,000,000 shares held by the Randolph K. Repass 2010 Grantor Retained Annuity Trust dated March 23, 2010. Although Mr. Repass retains a limited pecuniary interest in the shares held by the two grantor retained annuity trusts, Mr. Repass retains sole investment control over the shares in such trusts and his brother, as co-trustee, has sole voting power over the shares.

(3) Includes stock options exercisable within 60 days to purchase 517,000 shares. Also includes 12,000 shares held by Mr. Eisenberg's children. Mr. Eisenberg disclaims beneficial ownership of shares attributed to his children.

(4) Includes stock options exercisable within 60 days to purchase shares as follows: Thomas R. Moran, 199,361 shares; Bruce Edwards, 267,851; and Ronald Japinga, 211,366 shares.
(5) Includes stock options exercisable within 60 days to purchase shares as follows: Dennis F. Madsen, 0 shares; David McComas, 11,000 shares; Barbara L. Rambo, 7,500; Alice M. Richter, 0 shares; and Peter Roy, 18,000 shares. Includes restricted stock that vest on May 20, 2011 as follows: David McComas, 1,546 shares; Barbara L. Rambo, 1,546; Alice M. Richter, 1,546 shares; and Peter Roy, 546 shares. Includes restricted stock that vest on November 8, 2011 as follows: Dennis F. Madsen, 2,119 shares.
(6) Includes stock options exercisable within 60 days to purchase 1,232,078 shares.
(7) Includes stock options exercisable for the balance of the remaining term of the option.
(8) The information contained in the table and this footnote with respect to Franklin Resources, Inc. is based solely on a statement on Schedule 13G/A filed February 9, 2011 reporting beneficial ownership as of December 31, 2010 by Franklin Resources, Inc., Charles B. Johnson, Rupert H. Johnson, Jr., Franklin Templeton Investments Corp. and Franklin Advisory Services, LLC to the effect that (a) each (directly or indirectly) has dispositive and voting power over these shares to the extent disclosed therein and (b) these shares are held by investment companies or other managed accounts which are advised by subsidiaries of Franklin Resources, Inc. pursuant to investment management contracts which grant to such subsidiaries all investment and voting power over these shares. The business address for Franklin Resources, Inc., Charles B. Johnson and Rupert H. Johnson, Jr. is One Franklin Parkway, San Mateo, California 94403-1906. The business address for Franklin Templeton Investments Corp. is 200 King Street West, Suite 1500, Toronto, Ontario, Canada M5H 3T4 and the business address for Franklin Advisory Services, LLC is One Parker Plaza, Ninth Floor, Fort Lee, New Jersey 07024-2938.
(9) The information contained in the table and this footnote with respect to Dimensional Fund Advisors LP is based solely on a statement on Schedule 13G/A filed February 11, 2011 reporting beneficial ownership as of December 31, 2010 by Dimensional Fund Advisors LP to the effect that (a) it has sole dispositive power over all of these shares and (b) it has sole voting power over 1,710,154 shares. The business address for Dimensional Fund Advisors LP is Palisades West, Building One, 6300 Bee Cave Road, Austin, Texas 78746.
(10) The information contained in the table and this footnote with respect to Royce & Associates, LLC is based solely on a statement on Schedule 13G/A filed January 26, 2011 reporting beneficial ownership as of December 31, 2010 by Royce & Associates, LLC to the effect that it has sole dispositive and voting power over all of these shares. The business address for Royce & Associates, LLC is 745 Fifth Avenue, New York, New York 10151.
(11) The information contained in the table and this footnote with respect to George S. Loening is based solely on a statement on Schedule 13G filed February 15, 2011 reporting beneficial ownership as of December 31, 2010 by Mr. Loening, Select Equity Group, Inc. and Select Offshore Advisors, LLC to the effect that Select Equity Group has dispositive and voting power over 691,240 shares and Select Offshore Advisors has dispositive and voting power over 473,053 shares. Mr. Loening is the controlling shareholder of Select Equity Group and Select Offshore Advisors. The business address for Select Equity Group, Select Offshore Advisors and Mr. Loening is 380 Lafayette Street, Sixth Floor, New York, New York, 10003.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires executive officers and Directors, and persons who own more than 10% of our common stock, to file reports of ownership and changes in ownership of West Marine common stock with the Securities and Exchange Commission. Executive officers, Directors and greater than 10% stockholders are required by Securities and Exchange Commission regulation to furnish West Marine with copies of all Section 16(a) forms they file.

Based solely on a review of copies of such reports received by West Marine, or written representations from certain reporting persons that no Forms 5 were required for those persons, we believe that, during the period from January 3, 2010 to January 1, 2011, our Named Executive Officers, Directors and greater than 10% stockholders filed on a timely basis all reports due under Section 16(a).

CERTAIN TRANSACTIONS

Related Party Transaction Policy

The Board recognizes that related party transactions can present a heightened risk of potential or actual conflicts of interest and may create the appearance that company decisions are based on considerations other than the best interests of the company and its stockholders. However, the Board recognizes that there are situations where the best interests of the company and its stockholders may be served even if the transaction is one with a related party. For example, this would be true if the company would be able to obtain products or services of a nature, quality or quantity on terms that are not readily available from other sources, or when the company provides products or services to related parties on an arm's length basis and on the same kind of terms provided to unrelated third parties. As a result, the Board has delegated to the Audit Committee the responsibility to review and approve related party transactions with related parties pursuant to a written policy described below under "Related Party Transactions." The Committee has the authority to approve a related party transaction if the Committee determines that the transaction is on terms that are in the best interest of the company and its stockholders.

Related Party Transactions

Randolph K. Repass, our founder and Chairman of the Board, is a general partner of three partnership in which he, together with certain members of his family, owns substantially all of the partnership interests. Geoffrey A. Eisenberg, our Chief Executive Officer, is a 7.5% limited partner in the two partnerships from which West Marine leases its Watsonville, California support center and its store in Santa Cruz, California. Each of these transactions was conducted at arms' length, they have been in place for many years, and were reviewed and approved by our Audit Committee when originally entered into. The Committee nonetheless reviews these transactions annually to determine if they remain in the best interest of the company. In this regard, the Committee considered that Messrs. Repass and Eisenberg entered into renegotiations of the rental terms for the support center during 2009 prior to the expiration of the lease term. Although under no compulsion to do so, Mr. Repass acknowledged the softening real estate market conditions and agreed to a rent reduction, resulting in an aggregate savings to West Marine over the lease term, as extended, of approximately $1.3 million (net of brokerage fees).

In addition to the support center and Santa Cruz store locations, from February 2002 through March of this year, West Marine leased its store in Palo Alto, California from a trust, for which Randolph K. Repass is the trustee. The trust sold the property on March 18, 2011, and the company terminated the lease effective as of that date. West Marine also leases its store in New Bedford, Massachusetts from a corporation of which Mr. Repass' brother is the President and his father is a member of the board of directors and a major stockholder.

Pursuant to the above leases, West Marine paid rent to Mr. Repass and such corporation and partnerships, as applicable, during fiscal years 2010, 2009 and 2008 in the aggregate amounts of approximately $1.5 million, $1.6 million and $1.9 million, respectively.

The transactions described above have been reviewed and approved by our Audit Committee in accordance with West Marine's written *Related Party Transaction Policy* which provides that any transaction between West Marine and a related person (other than compensation arrangements with directors and executive officers, which, in any case, are approved by the Governance and Compensation Committee) may only be entered into when the Audit Committee, the Board of Directors or, if management determines it is not practicable to wait until the next scheduled meeting, the Chair of the Audit Committee determines that the transaction in question is in, or is not inconsistent with, the best interests of West Marine and its stockholders. If the Chair of the Audit Committee acts under the policy, the Chair must report any interim approvals at the next scheduled meeting of the Audit Committee or Board of Directors, as the case may be.

The company's *Related Party Transaction Policy* is intentionally broad to ensure that all related party transactions are brought to the attention of the Audit Committee for proper evaluation. As a result, the policy has no ordinary course, dollar threshold or other de minimis exception. In 2010, management exercised an option under the Santa Cruz, California lease to extend the term five years. Management did not seek pre-approval of the lease extension, however, the Audit Committee subsequently ratified the extension after reviewing relevant market data provided by a third party engaged by the company prior to extending the lease. The third-party report indicated that the rent for the extended term was below current market rates for comparable properties. Management has undertaken training and implemented additional controls at each store that is leased from a related party to ensure future compliance with the pre-approval policy.

AMENDMENT TO OMNIBUS EQUITY INCENTIVE PLAN

(Proposal No. 2)

On March 17, 2011, upon the recommendation of the Governance and Compensation Committee, our Board adopted, subject to stockholder approval, an amended and restated version of our Equity Incentive Plan. This amended and restated version of our Equity Incentive Plan, if approved, would, among other things:

- increase the maximum permitted life of stock option awards from five years to seven years;
- restrict the acceleration of vesting for awards upon a change in control;
- incorporate into the Equity Incentive Plan the company's policy for fixing the date of grant for awards made to non-employee Directors and eligible associates;
- provide that awards which vest solely on the basis of the passage of time (e.g., not on the basis of achievement of performance goals) generally vest over a three-year period (subject to other provisions of the Equity Incentive Plan which may permit accelerated vesting);
- clarify that the grant price for all awards, including SARs, Affiliated SARs, Freestanding SARs and/or tandem SARs, or any combination thereof, shall be, at a minimum, equal to 100% of the fair market value of West Marine common stock on the grant date;
- increase the share count under the "fungible share pool design" of the plan so that one share granted under a "full value" award, such as a grant of restricted stock, counts as a decrease of two shares against the shares available under the plan as opposed to a grant of a stock option, which decreases the shares available by one share for each share subject to the stock option grant;
- increase the number of shares available under the Equity Incentive Plan by 1,900,000 shares; and
- eliminate consultants from persons eligible to receive awards under the Equity Incentive Plan.

The Board believes that these amended provisions, including the increase in the number of shares available under the Equity Incentive Plan, are in the best interest of West Marine and its stockholders.

In order to enhance long-term stockholder value, West Marine needs to maintain competitive incentive compensation and retention programs to attract, motivate and retain associates. The Equity Incentive Plan has been, and continues to be, a key component of West Marine's long-term associate incentive compensation and retention programs. The plan helps align the interest of West Marine's associates with that of its stockholders by providing an incentive for associates to focus on stockholder value. Furthermore, training new associates is expensive and distracts from core operations, and the Board believes that offering equity awards is a significant factor in retaining and motivating qualified associates.

The Board believes that it is critical to West Marine's short-term and long-term success to provide associates with meaningful opportunities to participate in the growth of West Marine and stockholder value. The Governance and Compensation Committee utilizes a consultant from time to time to ensure that West Marine's compensation programs, including awards under the Equity Incentive Plan, remain competitive. Stockholders have previously authorized an aggregate of 8,400,000 shares of West Marine common stock for issuance under the Equity Incentive Plan, which amount includes previously issued and outstanding shares, shares that remain subject to outstanding awards and shares not yet awarded. As of March 17, 2011, only 288,576 shares remained available for awards under the Equity Incentive Plan, and approximately 8,100 of those shares already are committed to employees who recently have been promoted. Therefore, the Governance and Compensation Committee effectively has very few shares to address West Marine's compensation needs for the next 12 months.

In addition, the Board believes that it is in the best interest of West Marine to obtain authorization for a sufficient number of additional shares so that West Marine (i) will have some certainty that the Equity Incentive Plan will have sufficient shares to continue a competitive equity incentive award program for the next three to four years, depending upon forfeitures of prior awards, and (ii) will not incur the marginal cost of seeking stockholder approval each year. Accordingly, the Board is seeking authorization of an additional 1,900,000 shares for awards under the plan.

The following table sets forth information regarding total stock options outstanding, and stock options vested, as of January 1, 2011. By comparison, the closing share price on March 21, 2011, was $10.44 per share.

	Outstanding Options			**Exercisable Options**		
Range of Exercise Prices	**Shares Outstanding**	**Expiration**	**Weighted Average Exercise Price**	**Exercisable Shares**	**Expiration**	**Weighted Average Exercise Price**
$ 0.00 – $ 7.00	1,688,384	2011 – 2014	$ 5.46	881,554	2011 – 2014	$ 5.40
7.01 – 10.75	9,500	2014 – 2015	8.91	1,320	2014 – 2015	9.32
10.76 – 15.54	1,319,005	2011 – 2015	12.72	622,991	2011 – 2015	14.68
15.55 – 22.00	539,297	2012 – 2015	16.77	531,479	2012 – 2015	16.77
22.01 – 29.70	195,615	2014	29.51	200,740	2014	29.51
$ 0.00 – 29.70	3,751,801	2011 – 2015	$ 10.93	2,238,084	2011 – 2015	$ 12.85

For 2011, our Governance and Compensation Committee changed its past practice of granting only stock option awards under the Equity Incentive Plan, and instead granted 50% of the value of equity awards to Executives in the form of stock options and restricted stock units (the latter of which counts as a deduction of 2.0 shares against shares available for grant under the plan). Equity awards are made to a wide group of associates (in each of the last three years, the eligible group has exceeded 650 associates), not just to Executives. The Board believes that the number of options granted to associates, including Executives, has been proportional and appropriate.

The amendment to increase the number of shares available under the Equity Incentive Plan will allow West Marine to continue to use the plan as an important tool to motivate and retain West Marine's associates, while realigning the long-term interests of West Marine's associates with that of its stockholders. A vote in favor of the proposal will provide our associates with confidence that, with West Marine's improved performance, they will participate in any increased value of West Marine.

Description of the Equity Incentive Plan

Set forth below is a summary of the principal features of the Equity Incentive Plan, as amended and restated. This summary is qualified in its entirety by reference to the full text of the Equity Incentive Plan, which is included in this proxy statement as Annex A. You also can obtain a printed copy can by writing to the Secretary, West Marine, Inc., 500 Westridge Drive, Watsonville, California 95076.

Purpose. The purpose of the Equity Incentive Plan is to promote the success and enhance the value of West Marine by linking the personal interests of participating associates and non-employee Directors to those of West Marine's stockholders and by providing such associates and non-employee Directors with an opportunity to benefit from increases in stockholder value. The plan provides West Marine with the flexibility to use equity awards to motivate, attract and retain the services of the associates and non-employee Directors whose judgment, interest and special efforts will directly influence West Marine's success.

Administration. The Equity Incentive Plan is administered by a committee appointed by the Board, which currently is the Governance and Compensation Committee. Except with respect to certain nondiscretionary awards to the non-employee Directors, the Governance and Compensation Committee has sole discretion, subject to the limitations in the plan, to determine the individuals to whom awards will be made, the amounts and types of awards to be made, and the terms, conditions and limitations applicable to each award.

Type and Number of Awards Authorized Under the Plan. The Equity Incentive Plan permits the Governance and Compensation Committee to grant awards of stock options, stock appreciation rights, restricted stock, performance units and performance shares. The Board has approved, subject to stockholder approval, an additional 1,900,000 shares of common stock to be reserved for issuance under the plan. As of March 17, 2011, the plan had 288,576 shares available for awards, so if this proposal is approved, there would be 2,188,576 shares of West Marine's common stock available for awards under the plan (subject to adjustment for any forfeited or expired awards). In calculating the number of shares available for grant under the Equity Incentive Plan, the Governance and Compensation Committee will deduct (i) one share for each stock option that is exercised, (ii) one share for each stock appreciation right that is exercised and settled in stock (rather than the net shares delivered upon exercise of the stock appreciation right), and (iii) 2.0 shares for each restricted stock, bonus stock or other "full value" award (e.g., performance shares) that vests.

Eligibility to Receive Awards. Key associates of West Marine and its subsidiaries and non-employee Directors are eligible for awards under the Equity Incentive Plan. So-called "incentive stock options" (which carry special income tax benefits under Section 421 of the Internal Revenue Code) may be granted only to associates. This group of eligible participants consists of approximately 650 individuals. Mr. Repass is not eligible to receive awards under the Equity Incentive Plan.

Options. The Governance and Compensation Committee may issue incentive stock options or nonqualified stock options. The exercise price of the shares subject to each stock option (whether an incentive stock option or a nonqualified stock option) may not be less than 100% of the fair market value of the common stock on the date the option is granted. Under Internal Revenue Service rules, the exercise price of an incentive stock option must be at least 110% of the fair market value of the common stock if on the grant date the participant owns stock possessing more than 10% of the total combined voting power of all classes of stock of West Marine or any of its subsidiaries. Options granted under the Equity Incentive Plan are exercisable at the times and on the terms established by the Governance and Compensation Committee, except that no option may be exercised more than seven years after the date the option is granted. The Governance and Compensation Committee may accelerate the exercisability of any option. The option exercise price must be paid in full, in cash or its equivalent, at the time of exercise. The Governance and Compensation Committee also may permit payment of the option exercise price by the tender of previously acquired shares of West Marine's stock (which have been held at least six months) or such other legal consideration which the Governance and Compensation Committee determines to be consistent with the plan's purpose and applicable law.

Stock Appreciation Rights (SARs). The Equity Incentive Plan permits the grant of three types of SARs: Affiliated SARs, Freestanding SARs and Tandem SARs, and any combination thereof. An Affiliated SAR is one that is granted in connection with an option and under which the SAR automatically will be exercised simultaneously with the exercise of the option. A Freestanding SAR is one that is granted independently of any options. A Tandem SAR is one that is granted in connection with an option, and under which the exercise of the SAR requires a forfeiture of the right to purchase a share under the related option (and, alternatively, when a share is purchased under the option, the SAR is forfeited). The Governance and Compensation Committee has complete discretion to determine the number of SARs granted to any recipient and the terms and conditions of such SARs. However, the grant price of the SAR must be no less than 100% of the fair market value of a share of West Marine's common stock on the date of grant, and the SAR may not be exercised more than seven years after the date the SAR is granted.

Restricted Stock or Bonus Stock Awards. The Equity Incentive Plan permits the grant of restricted stock and bonus stock awards under which recipients receive shares of common stock, and their right to retain the shares of stock vest in accordance with terms established by the Governance and Compensation Committee. The Governance and Compensation Committee may impose restrictions and conditions on the shares, including, without limitation, restrictions based upon the achievement of specific performance goals (company-wide, divisional and/or individual), and/or restrictions under applicable federal or state securities laws. The Governance and Compensation Committee may accelerate the time at which any restrictions lapse, and/or remove any such restrictions, and may issue shares which are immediately vested.

Director Awards. Immediately after each annual meeting, each non-employee Director, if nominated for reelection and so elected by the stockholders, will receive a nondiscretionary grant, at their election, of either (i) an option exercisable for 3,000 shares of common stock or (ii) 1,500 shares of restricted stock. However, following the first annual meeting at which a director is nominated for election and so elected by stockholders, or if a new director is appointed by the Board between annual meetings, such a director instead will receive a nondiscretionary grant of, at their election, either (i) an option exercisable for 4,500 shares of common stock or (ii) an award of 2,250 shares of restricted stock. The options will be granted with an exercise price equal to 100% of the fair market value of West Marine common stock on the grant date and will become exercisable six months following the date of the award, and may not be exercised more than seven years after the date the option is granted. All restricted stock will vest one year after the grant date.

In addition, immediately after each annual meeting, each non-employee Director, if nominated for reelection and so elected by the stockholders, will receive a nondiscretionary award of West Marine common stock valued at $8,000 and a nondiscretionary award of restricted stock valued at $6,000. The $8,000 of common stock is fully vested when awarded. The $6,000 of restricted stock will vest one year after the grant date.

All awards to the directors are subject to the plan's overall share limitation. For more information regarding the compensation of directors, see "Director Compensation" on page 41.

Performance Unit/Share Awards. The Equity Incentive Plan permits the grant of performance unit and performance share awards which are payable to the recipient, at the discretion of the Governance and Compensation Committee, in cash, common stock, or a combination thereof, upon the attainment of certain specified performance goals. Each performance unit has an initial value that is established by the Governance and Compensation Committee at the time of its grant. Each performance share has an initial value equal to 100% the fair market value of a share of West Marine's common stock on the date of its grant. The number and/or value of performance units/shares that will be paid out to recipients will depend upon the extent to which performance goals established by the Governance and Compensation Committee are satisfied. The Governance and Compensation Committee also may waive the achievement of any performance goals for such performance unit/share. After a performance unit/share award has vested, the recipient will be entitled to receive a payout of the number of performance units/shares earned by the recipient. Subject to the applicable award agreement, performance units/shares awarded to recipients generally will be forfeited to West Marine upon the recipient's termination of employment prior to the payout of the performance unit or share.

Change in Control. The Equity Incentive Plan restricts the acceleration of vesting for any award granted under it in the event of a change in control unless the acceleration of vesting is conditioned upon the consummation of the change in control and either (i) the participating associate's employment with the company is terminated or (ii) the Governance and Compensation Committee or the Board makes the determination (A) that the outstanding award will not be assumed, converted or otherwise substituted upon the consummation of the change in control or (B) that it would be in the best interests of the company to accelerate the vesting of such outstanding award.

Generally, for purposes of the plan, a change in control is defined to mean any acquisition of more than 50% of the company's outstanding voting securities by any person or group, the election of a different slate of directors to the Board as set forth in the plan, a reorganization, merger or consolidation involving the company, a sale or other disposition of substantially all of the company's assets, or the liquidation or dissolution of the company.

Nontransferability of Awards. Awards granted under the Equity Incentive Plan may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, other than by will or by the applicable laws of descent and distribution. However, a recipient may designate one or more beneficiaries to receive any exercisable or vested awards following his or her death.

Repricing. Neither the Board nor the Governance and Compensation Committee will amend the plan to permit a transaction that would have the effect of repricing a stock option or SAR without obtaining shareholder approval of such amendment. For this purpose repricing means any transaction that would have the effect of repricing a stock option or SAR under applicable financial accounting standards or, with respect to underwater stock options, the cancellation of such options in exchange for replacement options or a buyout of underwater stock options for cash.

Tax Aspects. Under current federal income tax laws, the typical tax consequences of participation in the Equity Incentive Plan are as follows: (i) A recipient of a stock option or SAR will not recognize taxable income upon the grant of the option. For SARs and options other than incentive stock options, the recipient will recognize ordinary income upon exercise in an amount equal to the excess of the fair market value of the shares on the date of exercise over the exercise price. Any gain or loss recognized upon any later disposition of the shares generally will be eligible for capital gain or loss treatment. (ii) Purchase of shares upon exercise of an incentive stock option generally will not result in any taxable income to the recipient, except for purposes of the alternative minimum tax. Gain or loss recognized by the recipient on a later sale or other disposition will be treated either as long-term capital gain/loss or ordinary income depending upon whether the recipient holds the shares transferred upon the exercise for a specified period (generally 12 months). (iii) Unless the recipient elects to recognize ordinary income at the time of receipt of a restricted stock award, the recipient will not recognize taxable income upon the receipt of the award, but at the time the award vests will recognize ordinary income equal to the fair market value of the shares at the time of vesting. (iv) At the discretion of the Governance and Compensation Committee, the plan allows a recipient to satisfy withholding requirements under federal and state tax laws in connection with the exercise or receipt of an award by electing to have shares of common stock withheld, or by delivering to West Marine shares already owned (and held at least six months), having a value equal to the amount required to be withheld. (v) West Marine will be entitled to a tax deduction in connection with an award under the plan only in an amount equal to the ordinary income realized by the recipient, and at the time the recipient recognizes such income.

The following table sets forth the number of shares of West Marine's common stock that will be awarded to the non-employee Directors and Named Executive Officers under the Equity Incentive Plan. While additional awards will be made under the plan to the West Marine's associates, including executive officers, it currently is impossible to determine the amounts and terms of any such awards.

PLAN BENEFITS

Name of Individual or Group	West Marine, Inc. Amended and Restated Omnibus Equity Incentive Plan		
	Dollar Value ($) [1]	Stock Options (#)	Common Stock (#)
Geoffrey A. Eisenberg	$130,500	25,000 [2]	12,500 [2]
Thomas R. Moran	86,130	16,500 [2]	8,250 [2]
Bruce Edwards	86,130	16,500 [2]	8,250 [2]
Ronald Japinga	86,130	16,500 [2]	8,250 [2]
Named Executive Officers, as a group	388,890	74,500 [2]	37,250 [2]
All director nominees who are not executive officers, as a group [3]	70,000	15,000[4]	6,705 [5]

(1) Dollar value is based on the closing price of West Marine common stock on March 21, 2011, which was $10.44 per share. In accordance with Securities and Exchange Commission rules and published interpretations, no dollar value is attributed to the stock options assumed to be granted to non-employee directors for purposes of this table.

(2) For the Named Executive Officers, our Governance and Compensation Committee has approved the award of stock options and restricted stock units shown in the table. Assuming stockholders approve the plan, the awards will be issued on June 1, 2011, the stock options will have a term of seven years and the stock options and restricted stock units will vest ratably over a three-year period.

(3) This table assumes that each of the five incumbent non-employee Directors is reelected to the Board. These awards will be made as of the date of the Annual Meeting.

(4) In accordance with the terms of the Equity Incentive Plan, each of the five incumbent non-employee Director nominees who are reelected to the Board will be given an opportunity to choose to receive either stock options exercisable for 3,000 shares or 1,500 shares of restricted stock. This table assumes that each such Director elects to receive stock options instead of shares of restricted stock.

(5) Each of the five incumbent non-employee Director nominees who are reelected to the Board will receive a stock grant with a value of $14,000 as of the date of the Annual Meeting. This table assumes that the closing price of West Marine's common stock as of the date of the Annual Meeting will be $10.44 (the closing price of West Marine common stock on March 21, 2011), so that the stock grants valued at $14,000 to each of the five non-employee Directors would represent 1,341 shares of West Marine common stock.

In addition to specifically approving the above-referenced equity awards to our Named Executive Officers, our Governance and Compensation Committee also approved ranges of awards from 250 to 12,500 stock options and from 156 to 6,250 restricted stock units, for manager-level and above positions in the company, with award levels based on position in the company. However, the actual aggregate number of awards to be granted on June 1, 2011 will depend upon the number of associates employed in each of the equity-eligible positions at that time and, therefore, cannot be accurately determined at this time.

Required Vote. The affirmative vote of a majority of shares of West Marine's common stock present in person or by proxy at the Annual Meeting and entitled to vote is required in order to approve the proposed amendment to the Equity Incentive Plan.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THIS PROPOSAL.

SELECTION OF INDEPENDENT AUDITORS

(Proposal No. 3)

The Audit Committee has selected, and approved the engagement of, Grant Thornton LLP, independent registered public accounting firm, as West Marine's independent auditors for fiscal year 2011. Although stockholder ratification of the Audit Committee's action in this respect is not required, the Audit Committee considers it desirable for stockholders to ratify its selection, subject to the review, oversight and discretion of the Audit Committee. If the stockholders do not ratify the selection of Grant Thornton LLP, the engagement of independent auditors will be reevaluated by the Audit Committee.

Ratification of the selection of Grant Thornton LLP shall be effective upon receiving the affirmative vote of the holders of a majority of the voting power of West Marine's common stock present or represented by proxy and entitled to vote at the Annual Meeting.

A representative of Grant Thornton LLP will be present at the Annual Meeting, will be offered the opportunity to make a statement if the representative so desires and will be available to respond to appropriate questions.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF GRANT THORNTON LLP AS INDEPENDENT AUDITORS.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

(Proposal No. 4)

We are asking our stockholders to approve an advisory resolution on the compensation of our Named Executive Officers as reported in this proxy statement (commonly referred to as "Say-on-Pay"). We urge you to read the "Compensation Discussion and Analysis" beginning on page 19, which describes in more detail how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives, as well as the Summary Compensation Table and other related compensation tables and narrative appearing elsewhere in this proxy statement, which provide detailed information on the compensation of our Named Executive Officers.

Because compensation of our Named Executive Officers has been closely linked to company performance, our Executive compensation program has played a major role in our ability to drive financial results and attract and retain a highly experienced, successful team to manage our company. Even with the challenges we faced generally with the economic downturn these last couple of years, and particularly in the boating market, we have returned to profitability.

We believe our Executive compensation program strikes the appropriate balance between utilizing responsible, measured pay practices and effectively aligning the interests of our Named Executive Officers with those of our stockholders.

THE BOARD STRONGLY ENDORSES THE COMPANY'S EXECUTIVE COMPENSATION PROGRAM AND RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE FOLLOWING RESOLUTION:

> **"RESOLVED, that the stockholders hereby approve, on an advisory basis, the compensation paid to West Marine Inc.'s named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the compensation tables and the related narrative disclosure contained in this proxy statement."**

Because your vote is advisory, it will not be binding on our Board. However, our Board and its Governance and Compensation Committee value the opinions of our stockholders and will consider voting results when making future decisions regarding our Executive compensation program.

ADVISORY VOTE ON FREQUENCY OF EXECUTIVE COMPENSATION VOTE

(Proposal No. 5)

Under this Proposal No. 5, we are asking stockholders to advise on whether future Say-on-Pay votes, such as Proposal No. 4 above, should occur every year, every two years or every three years. This vote also is non-binding on the Board.

After careful consideration, our Governance and Compensation Committee has recommended, and our Board has determined, that an annual advisory vote on executive compensation is the most appropriate alternative for the company at this time. In reaching its recommendation, our Board believes that an annual Say-on-Pay vote will foster more useful communications with you, our stockholders, by allowing you to provide us with more meaningful, direct and timely input on our executive compensation philosophy, policies and programs.

You may cast your vote on your preferred voting frequency by choosing the option of every year (1 YR), every two years (2 YRS), every three years (3 YRS) or abstain from voting. However, without your input every year, it would be more difficult to understand whether your vote pertains to the compensation year being discussed in the current proxy statement, or pay practices from the previous year or two. This, in turn, might make it more difficult for our Board and our Governance and Compensation Committee to understand the implications of the vote and to respond to it appropriately.

AS A RESULT, AND AS A MATTER OF GOOD CORPORATE GOVERNANCE, OUR BOARD RECOMMENDS THAT STOCKHOLDERS VOTE TO HOLD SAY-ON-PAY VOTES EVERY YEAR BY CHECKING THE "1 YR" BOX.

OTHER MATTERS

As of the date of this proxy statement, management does not know of any other matters to be considered at the Annual Meeting. If any other matters do properly come before the meeting, the persons named in the accompanying proxy intend to vote thereon in accordance with their best judgment, and the discretionary authority to do so is included in the proxy.

ANNUAL REPORT ON FORM 10-K

We will provide upon request and without charge to each stockholder receiving this proxy statement a copy of our Annual Report on Form 10-K for the fiscal year ended January 1, 2011, including the financial statements included therein. Copies can be obtained by writing to the Secretary, West Marine, Inc., 500 Westridge Drive, Watsonville, California 95076.

STOCKHOLDER PROPOSALS

We anticipate that the 2012 Annual Meeting of Stockholders will be held in May 2012. Any stockholders who intend to present proposals at the 2012 Annual Meeting, and who wish to have such proposals included in the proxy statement for the 2012 Annual Meeting, must ensure that the Secretary of West Marine receives such proposals no later than December 1, 2011. Such proposals must meet the requirements set forth in the rules and regulations of the Securities and Exchange Commission in order to be eligible for inclusion in our 2012 proxy materials. Proposals should be addressed to West Marine at 500 Westridge Drive, Watsonville, California 95076-4100, Attention: Secretary. Any stockholder proposals that a stockholder intends to present at the 2012 Annual Meeting, other than through the inclusion in the proxy materials, should be received at least 30 (but not more than 60) days prior to the scheduled date of the 2012 Annual Meeting. Any stockholder wishing to submit a proposal at the 2012 Annual Meeting should contact the Secretary of West Marine after March 1, 2012 to obtain the actual meeting date and proposal deadlines.

COST OF SOLICITATION

All expenses in connection with the solicitation of this proxy, including the charges of brokerage houses and other custodians, nominees or fiduciaries for forwarding documents to stockholders, will be paid by West Marine.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement includes "forward-looking statements," including statements concerning earnings expectations and statements that are predictive or express expectations that depend on future events or conditions that involve risks and uncertainties. Actual results may differ materially from the preliminary expectations expressed or implied in these forward-looking statements due to various risks, uncertainties or other factors, including those set forth in West Marine's annual report on Form 10-K for the fiscal year ended January 1, 2011. Except as required by applicable law, we assume no responsibility to update any forward-looking statements as a result of new information, future events or otherwise.

By Order of the Board of Directors

Pamela J. Fields

Pamela J. Fields, Esq.
Secretary

Watsonville, California
April 7, 2011

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 1, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 0-22512

WEST MARINE, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**77-0355502**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**
500 Westridge Drive, Watsonville, CA	**95076-4100**
(Address of Principal Executive Offices)	**(Zip Code)**

Registrant's Telephone Number, Including Area Code: (831) 728-2700

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.001 par value	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933, as amended. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (Exchange Act). Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of July 2, 2010, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $234.7 million based on the closing sale price of $10.43, as reported on the NASDAQ Global Market on such date.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Class	Outstanding at March 9, 2011
Common stock, $.001 par value per share	22,657,942 shares

DOCUMENTS INCORPORATED BY REFERENCE

Document	Parts Into Which Incorporated
Proxy Statement for the Annual Meeting of Stockholders to be held on May 19, 2011	Part II, Item 5 and Part III

WEST MARINE, INC.
2010 FORM 10-K ANNUAL REPORT
TABLE OF CONTENTS

PRELIMINARY NOTE

This report is for the year ended January 1, 2011. This report modifies and supersedes documents filed prior to this report. The Securities and Exchange Commission (the "SEC") allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you directly to those documents. Information incorporated by reference is considered to be part of this report. In addition, information that we file with the SEC in the future automatically will update and supersede information contained in this report.

We undertake no obligation (other than that required by law) to publicly update or revise any disclosures contained in this report, whether as a result of new information, future events or otherwise. Website references throughout this report are for information only, and the content of these websites is not incorporated by reference and should not otherwise be considered a part of this report.

All references to 2010, 2009 and 2008 in this report refer to our fiscal years ended on January 1, 2011, January 2, 2010 and January 3, 2009, respectively. Fiscal year 2008 was a fifty-three week year, while both fiscal years 2010 and 2009 were fifty-two week years.

PART I

ITEM 1—BUSINESS

General

West Marine is the largest boating supply retailer in the world with 2010 net revenues of $622.8 million. Our business strategy is to offer a broad assortment of merchandise for the boat and for the boater that meets the needs of individual boaters and boating businesses, provide great customer experiences, and offer the convenience of multi-channel shopping.

We have three reportable segments: Stores; Port Supply, our wholesale segment; and Direct Sales, which includes Internet and call center transactions. Our Stores segment generated approximately 90% of our 2010 net revenues. Our 327 Company-operated stores open at the end of 2010 are located in 38 states, Puerto Rico and Canada. We sell to both retail and wholesale customers in our Stores segment. Our Port Supply segment is one of the largest wholesale distributors of marine supply and equipment in the United States. Products shipped to Port Supply customers directly from our warehouses represented approximately 4% of our 2010 net revenues. Our Direct Sales segment offers customers around the world more than 60,000 products and accounted for the remaining 6% of our 2010 net revenues. Financial information about our segments appears in Note 10 to our consolidated financial statements, in Item 8 of this report.

West Marine, Inc. was incorporated in Delaware in September 1993 as the holding company for West Marine Products, Inc., which was incorporated in California in 1976. Unless the context otherwise requires, "West Marine," "we," "us," "Company" and "our" refer to West Marine, Inc. and its subsidiaries. Our principal executive offices are located at 500 Westridge Drive, Watsonville, California 95076-4100, and our telephone number is (831) 728-2700. Our two distribution centers are located in Rock Hill, South Carolina and Hollister, California.

Stores Segment

Since opening our first store in Palo Alto, California in 1975, we have grown through internal expansion and through strategic acquisitions to 327 Company-operated locations open at the end of 2010. During 2010, we opened ten new stores.

In addition to our standard-sized stores—which typically range from 6,000 to 12,000 square feet and carry over 6,000 items—we operate flagship stores, large format stores and smaller "express" stores. The large format stores range from 13,000 to 19,000 square feet and carry about 11,000 items. Express stores typically range from 2,500 to 3,000 square feet and carry over 4,000 items, mainly hardware and other supplies needed for day-to-day boat maintenance and repairs.

At the end of 2010, we had flagship stores in Ft. Lauderdale, Florida, San Diego, California, Brick, New Jersey, Jacksonville, Florida, Newport, Rhode Island and Sarasota, Florida. Our flagship stores, which range from 23,000 to just over 30,000 square feet, offer an expansive array of merchandise—about 16,000 items—as well as interactive displays designed to help customers make informed product selections. These stores offer not only an extensive assortment of core boating hardware and supplies, but also present a broader selection of boating-related lifestyle products, such as apparel. The flagship stores feature unique visual design elements and fixtures with a nautical theme, designed to create an exciting atmosphere that we believe appeal to our customers.

We regularly monitor and take steps to improve individual store performance, including remodeling or expanding stores, relocating stores to more profitable locations and closing lower-performing stores which, along with our flagship store concept, form a part of our real estate optimization strategy. In 2010, we closed 18 stores and remodeled four stores. In 2011, we expect to open one standard-sized store, one large format store and five flagship stores, including our first 50,000 square foot store. We also will close underperforming stores as and when appropriate, although no specific locations have been identified for 2011. In addition, we continue to pursue opportunities to consolidate multi-store markets with larger stores.

Port Supply Segment

Port Supply, our wholesale segment, was created to expand our market share across a broader customer base and to leverage our purchasing and distribution efficiencies. Our extensive store network gives Port Supply an advantage in serving wholesale customers seeking convenience and a larger assortment of products than those carried by typical distributors. We serve the wholesale market through sales representatives, our stores, our call center and the Internet at *www.portsupply.com.*

In 2010, we distributed marine supplies to domestic and international wholesale customers. Our largest wholesale customer accounted for less than 2% of total Port Supply segment revenues. Port Supply customers include businesses involved in boat sales, boat building, boat commissioning and repair, yacht chartering, marina operations and other boating-related activities. In addition, Port Supply sells to government and industrial customers who use our products for boating and non-boating purposes. We believe that with continued customer focus and breadth of product selection and availability, we will continue to be recognized as the preferred wholesale distributor in the industry.

Direct Sales Segment

Our e-commerce website and virtual call center comprise the Direct Sales, or direct-to-customer, segment. This direct-to-customer channel complements the Stores segment by building brand awareness, acting as an additional marketing vehicle, and providing our customers with the option of shopping from around the globe, 24 hours a day.

Our e-commerce website provides our customers with access to a broad selection of over 60,000 products, unique product advisor tips and technical information, over 350 product videos and customer-submitted product reviews. We believe our website is a cost-effective means of testing market acceptance of new products and concepts.

This segment also provides customers with access to knowledgeable technical advisors who can assist our customers in understanding the various uses and applications of the products we sell. We operate a virtual call center from which our associates assist our customers by taking calls at home or from our support center in Watsonville, California. Our virtual call center supports sales generated through our e-commerce website, catalogs and stores and provides customer service offerings. Fulfillment of customer orders placed on the website or via our virtual call center is completed through our distribution centers, or in certain cases directly from the vendor to the customer.

We mail our catalogs to addresses from our proprietary customer list. In addition, we acquire potential customer names from a variety of sources, including lists purchased from or exchanged with other mail order merchandisers. All mail list exchanges are consistent with our published privacy policies. Our customer list is continually updated to include customer address changes and new customer prospects, and to eliminate non-responders and information of customers requesting to opt out of our marketing programs.

Foreign Sales

We promote and sell our marine products internationally through our Port Supply and Direct Sales segments. Through our Stores segment, we operate ten stores located in Canada. For information about our three franchise stores in Turkey, see "Management's Discussion and Analysis of Financial Condition and Results of Operations-Recent Developments." For each of 2010, 2009 and 2008, revenues from outside of the United States represented 5% or less of our total net revenues.

Customer Service

Offering exceptional customer service has been the cornerstone of West Marine since our beginning. We remain focused on the customer and providing great customer experiences—a commitment to excellence that is embraced by all West Marine associates. Many of our selling associates receive advanced product and technical training, empowering them to take great care of our customers. We will continue to listen to our customers and refine our business to meet their needs.

Merchandising

West Marine is committed to a broad assortment of merchandise that provides what our customers want, when they want it. Our merchandising department is responsible for vendor and product selections; and our planning and replenishment department is responsible for purchasing and managing inventory levels in our distribution centers and our stores. We also offer our customers the ability to special order products that we do not keep in inventory in our stores or at our distribution centers.

We purchased merchandise from more than 800 vendors during 2010 and realized savings through quantity purchases and direct shipments. In 2010, no single vendor accounted for more than 11% of our merchandise purchases, and our 20 largest vendors accounted for approximately 43% of our merchandise purchases. Generally, we purchase merchandise from our vendors on an order-by-order basis.

We continued to offer private label merchandise in 2010, which typically features higher gross margins than comparable branded products. Private label products, which we sell under the "West Marine," "Black Tip," "Third Reef," "Pure Oceans," and "Seafit" brand names, usually are manufactured in Asia, the United States and Europe. We have a limited number of long-term contracts with our manufacturing sources and we compete with other companies for production facilities and import quota capacity.

Logistics

We operate two distribution centers: a 472,000 square foot facility in Rock Hill, South Carolina and a 240,000 square foot facility in Hollister, California. Generally, vendors ship products to our distribution centers, where merchandise is inspected and prepared for shipment to stores or drop-shipped directly to customers in order to fulfill inventory or outstanding customer orders for all of our business segments (Stores, Port Supply, and Direct Sales). Some vendors ship products directly to our stores. We use various third-party domestic and international transportation methods, such as ocean, air and ground, including Company-owned vehicles. Our distribution centers utilize advanced material handling equipment and voice-picking technologies, as well as radio frequency identification tagging, to enable real-time management of inventory.

Marketing

Our overall marketing objectives are to provide to our customers compelling product offerings that are aligned with our mission statement, to drive customer traffic, to acquire new customers, and to increase sales and profit. West Marine is committed to being a leader in sustainability within the industry by promoting "Green Boating" messages to our customers and the media. We position the West Marine brand to stand for better selection, trust, friendly and knowledgeable service, product value and shopping convenience. We market our products and services through direct mail catalogs and flyers, email and advertisements in boating specialty publications, newspapers and on the Internet.

We participate in a number of boat shows and sponsor a number of boating-related events each year, ranging from sailing regattas and fishing derbies to waterway clean-up and environmental quality campaigns. These events are designed to encourage participation in boating, increase the number of people enjoying the boating lifestyle, promote environmental responsibility and improve West Marine's brand recognition.

We believe our free and paid loyalty programs rank among the largest recreational boating membership programs in the United States.

Competition

The retail market for marine supplies is highly competitive and our stores compete with other specialty boating supply stores, and a variety of local and regional specialty stores, sporting good stores and mass merchants. Many of these competitors have stores in markets where we now operate. Also, we have a number of competitors engaged in the catalog, Internet and wholesale distribution of marine products. The principal factors of competition in our marketplace are selection, quality, availability, price, customer service, convenience and access to a wide variety of merchandise.

Trademarks and Service Marks

We own the trademarks and service marks "West Marine" and "Port Supply," among others. These marks and a number of others are registered with the U.S. Patent and Trademark Office and in certain foreign countries. Each federal registration is renewable indefinitely if the mark is still in use at the time of renewal. We have a license to use the "BoatU.S." tradename under a marketing agreement with the Boat Owners Association of the United States, although we have discontinued the use of the BoatU.S. tradename except in certain limited situations.

Associates

As of February 26, 2011, we had 3,927 associates, of whom 1,807 were full-time and 2,120 were part-time or temporary. A significant number of temporary associates are hired during the summer peak selling season. For example, West Marine employed 5,014 associates on July 3, 2010.

Available Information

West Marine's Internet address is *www.westmarine.com*. We make available, free of charge through the "Investor Relations" portion of our website, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Forms 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, including the exhibits thereto, as soon as reasonably practicable after such documents are electronically filed with, or furnished to, the SEC. Interested persons may also access copies of these reports through the SEC's website, *www.sec.gov*. We will furnish to our stockholders any exhibit to this annual report upon the written request of such stockholder and the payment of a specified fee, which is limited to our reasonable expenses.

We have adopted a code of ethics for our associates and Board of Directors, as well as an additional code of ethics for our senior financial officers (including our principal executive officer, principal financial officer and principal accounting officer). Copies of these codes of ethics are available on our website at *www.westmarine.com*, or printed copies can be obtained by writing to the Secretary, West Marine, Inc., 500 Westridge Drive, Watsonville, California 95076. Any amendments to these codes of ethics, as well as any waivers that are required to be disclosed under the rules of the SEC or the NASDAQ Stock Market, are posted on our website.

ITEM 1A—RISK FACTORS

Our business faces many risks. The risks described below may not be the only risks we face. Additional risks of which we are not yet aware, or that we currently think are immaterial, may also impair our business operations or financial results. If any of the events or circumstances described in the following risks actually occurs, our business, financial condition or results of operations could suffer and the trading price of our common stock could decline.

Our ability to generate revenue could be significantly affected by prolonged economic uncertainty.

The global economic crisis caused a general tightening in credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, and extreme volatility in credit, equity and fixed-income markets. Continued softness in the U.S. or global economy, or an uncertain economic outlook, could continue to adversely affect consumer spending habits and our operating results in the future. Because consumers often consider boats to be luxury items, our success depends upon a number of factors relating to consumer spending, including current and future economic conditions affecting disposable consumer income, consumer confidence, employment rates, business conditions, fuel prices, interest rates and tax rates. In addition, our business opportunities are directly dependent upon the level of consumer spending on recreational boating supplies, a discretionary spending item. There can be no assurance that the current trends of reduced spending in the boating industry in general and the recreational boating after-market in particular will not continue or that reduced consumer spending, in general, will not continue, thereby adversely affecting our net revenues and profitability.

An inability to find suitable new and expanded store sites or delays in new store openings could materially affect our financial performance.

In order to meet our growth objectives, we will need to secure an adequate number of suitable new or expanded store sites, typically near marinas or other locations readily accessible by boaters. We require that all proposed store sites satisfy our criteria regarding cost and location. In addition, we may experience increased competition for store sites and, at some point, exhaust available coastal locations for new stores. We cannot assure that we will be able to find a sufficient number of suitable new sites for any planned expansion in any future period.

Our expected financial performance is based on our new or expanded stores opening on expected dates. It is possible that events such as construction delays caused by permitting or licensing issues, material shortages, labor issues, weather delays or other acts of God, discovery of contaminants or accidents could delay planned new store openings beyond their expected dates or force us to abandon planned openings altogether. Any failure on our part to recognize or respond to these issues may adversely affect our revenue growth, which, in turn, may adversely affect our future operating results.

If we cannot successfully implement our expansion strategy, our growth and profitability could be adversely impacted.

Our continued growth depends to a significant degree on our ability to continue to expand our operations through the opening of new stores or the expanding or remodeling of existing stores, and our ability to operate these stores on a profitable basis. There can be no assurance that new, expanded and remodeled stores will achieve our expected level of profitability.

Our expansion is dependent upon a number of factors, including the adequacy of our capital resources and our ability to locate suitable store sites and negotiate acceptable lease terms, to hire, train and integrate associates and to adapt our distribution and other operational systems. There can be no assurance that we will be able to achieve our planned expansion or that such expansion will be accomplished on a profitable basis. Failure to achieve our planned expansion could have a material adverse effect on us.

Our expansion into new, unfamiliar markets presents increased risks that may prevent us from being profitable in these new markets.

Pursuant to our growth strategy, sometimes we open stores in new geographic markets. Typically, the first stores opened in a new market initially will not achieve operating results comparable to our existing stores due in large part to factors that generally affect store performance in new markets. These factors include less familiarity with local demographics, customer preferences, discretionary spending patterns, difficulties in attracting customers due to a lack of familiarity with our brand, difficulties in hiring a sufficient number of qualified store associates and other factors. In addition, entry into new markets may bring us into competition with new, unfamiliar competitors. We cannot assure that we will be successful in operating our stores in new markets on a profitable basis.

Higher fuel and energy costs can adversely affect our results.

Because consumers often consider boats, boat accessories, and boating to be luxuries, higher energy and fuel costs could potentially have an adverse affect on our results. Higher fuel prices may have an adverse effect on boating usage and, consequently, demand for marine retail products. Additionally, we may experience increases in operating expenses due to increases in our facilities costs and in the cost of shipping products to our distribution centers and to our customers.

We experience fluctuations in our comparable store sales.

Our comparable store sales have fluctuated significantly in the past on an annual and quarterly basis, and we expect that they will continue to fluctuate in the future. A variety of factors affect comparable store sales including boat usage, boating participation, current economic conditions, competition, the timing and release of new merchandise and promotional events, changes in our merchandise mix, the success of marketing programs and weather conditions. These factors and others may cause our comparable store sales to differ significantly from prior periods and from expectations. Failure to meet the expectations of investors in one or more future periods could reduce the market price of our common stock.

We have undertaken a number of initiatives designed to build our long-term strength. If one or more of these initiatives is unsuccessful, our profitability could be adversely affected.

Over the past few years, we launched a number of initiatives designed to increase sales and lower costs. These initiatives include optimizing our supply chain and inventory levels, closing under-performing stores with corresponding workforce adjustments, tailoring store merchandise assortments for local markets, expanding our wholesale business, investing in Internet business growth and investing in flagship stores. Each of these initiatives carries a certain level of risk, primarily related to increased expenses or reduced sales, which, when combined, could be substantial. If we fail to successfully execute one or more of these strategies, our profitability could be adversely affected.

Our results of operations could be adversely affected if unseasonably cold weather, prolonged winter conditions, natural disasters such as hurricanes or extraordinary amounts of rainfall or man-made disasters occur, especially during the peak boating season in the second and third fiscal quarters.

Our business is highly seasonal. The majority of our revenues occur between the months of April and August, which represent the peak boating months in most of our markets. Our annual results would be materially and adversely affected if our net revenues were to fall below expected seasonal levels during this period. Our business also is significantly affected by weather patterns. Unseasonably cool weather, prolonged winter conditions, extraordinary amounts of rainfall or natural or man-made disasters may decrease boating use in the peak season, resulting in lower maintenance needs and, therefore, decreased revenues.

Intense competition in the boating supplies, apparel, and outdoor recreation markets could reduce our revenue and profitability.

The retail market for recreational boating supplies and apparel is highly competitive. Our stores compete with other specialty marine supply stores. Many of these competitors have stores in the markets in which we now operate and in which we plan to expand. We also compete, to a lesser extent, with sporting goods stores and mass merchants. Our Internet and call center operations compete with other Internet and catalog retailers. We also have a number of competitors in the wholesale distribution of marine products. In addition, a key competitive factor in the marine supplies market is price. Competitive pressures resulting from competitors' pricing policies have adversely affected our gross margins, and such pressures are expected to continue. In addition, if our competitors increase their spending on advertising and promotions relative to our spending, or if our advertising and promotions become less effective than those of our competitors, we could experience a material adverse effect on our results of operations. There can be no assurance that we will not face greater competition from other retailers or that we will be able to compete successfully with existing and new competitors.

If any of our manufacturers, key vendors or third party service providers fail to supply us with merchandise or services, we may not be able to meet the demands of our customers or our business needs and our sales could decline.

We depend on merchandise purchased from our vendors, services provided by third parties, and merchandise sourced from third-party manufacturers to obtain products and services for our sales channels. Generally, we deal with our merchandise suppliers on an order-by-order basis and have limited long-term purchase contracts or other contractual assurances of continued supply or pricing. Accordingly, our vendors and manufacturers could discontinue selling products to us at any time. The loss of any key vendor or manufacturer for any reason could limit our ability to offer products that our customers want to purchase. In addition, we believe many of our vendors obtain their products from China, Taiwan, Korea, Mexico and other countries, and we source products from third-party manufacturers in these countries. A vendor could discontinue selling to us products manufactured in foreign countries at any time for reasons that may or may not be within our control or the vendor's control, including foreign government regulations, political unrest, war, disruption or delays in shipments, changes in local economic conditions, quotas, quality control and trade issues. Also, there is a risk that certain of our vendors or third party service providers may experience financial difficulty resulting in inability to provide service or manufacture or deliver products or services to us in a timely manner. Additionally, changes in commercial practices of our key vendors or manufacturers, such as changes in vendor support and incentives or changes in credit or payment terms or inability or failure of our service providers to provide required services, could negatively impact our operating results. Our operating results also could suffer if we are unable to promptly replace a vendor, manufacturer or service provider who is unwilling or unable to satisfy our requirements with a vendor, manufacturer or service provider providing equally appealing products or services.

If we lose key management or are unable to attract and retain the talent required for our business, our operating results and financial condition could suffer.

Our future performance is substantially dependent upon the continued services of certain members of our senior management. We do not maintain any key-man life insurance for our senior management, including Geoff Eisenberg, our President and Chief Executive Officer. The loss of the services of any key members of senior management could have a material adverse effect upon us. In addition, our continued growth depends on our ability to attract and retain skilled executives. There can be no assurance that we will be able to retain our existing personnel or attract additional qualified executives in the future or that our current management team can achieve our planned expansion or continue to operate West Marine in a profitable manner.

Our business depends on our ability to meet our labor needs.

Our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified associates, including general managers, assistant managers, call center associates and store associates, who understand and appreciate boating and the boating lifestyle and are able to communicate knowledgeably with our customers. Qualified individuals of the requisite caliber and in the numbers needed to fill these positions may be in short supply in some areas, and the turnover rate in the retail industry is high.

If we are unable to hire and retain sales associates capable of consistently providing a high level of customer service, as demonstrated by their enthusiasm for our culture and knowledge of our merchandise, our business could be materially adversely affected. Although none of our associates currently are covered by collective bargaining agreements, we cannot guarantee that our associates will not elect to be represented by labor unions in the future, which could increase our labor costs. Additionally, competition for qualified associates could require us to pay higher wages to attract a sufficient number of associates. An inability to recruit and retain a sufficient number of qualified individuals in the future may delay the planned openings of new stores. Any such delays, any material increases in associate turnover rates at existing stores or any increases in labor costs could have a material adverse effect on our business, financial condition or operating results.

We must successfully order and manage our inventory to reflect customer demand in a volatile market and anticipate changing consumer preferences and buying trends or our revenues and profitability will be adversely affected.

Our success depends upon our ability to successfully manage our inventory and to anticipate and respond to merchandise trends and customer demands in a timely manner. The retail consumer industry, by its nature, is volatile and sensitive to numerous economic factors, including consumer preferences, competition, market conditions and general economic conditions. None of these factors are within our control. We cannot predict consumer preferences with certainty, and consumer preferences often change over time. We usually must order merchandise well in advance of the following selling season. The extended lead times for many of our purchases may make it difficult for us to respond rapidly to new or changing product trends, increases in customer demand or changes in prices. If we misjudge either the market for our merchandise or our customers' purchasing habits, our revenues may decline significantly and we may not have sufficient quantities of merchandise to satisfy customer demand or we may be required to mark down excess inventory, either of which would result in lower profit margins.

A natural disaster or other disruption at our support center or either of our distribution centers could cause us to lose merchandise or inhibit our ability to process orders and, therefore, make us unable to effectively deliver to our customers and retail stores.

We rely on the continuous operation of our support center in Watsonville, California, and our distribution centers in Hollister, California, and Rock Hill, South Carolina. Any natural disaster or other serious disruption to these operations due to fire, flood, earthquake, hurricane, terrorism or any other unforeseen circumstance could materially impair our ability to do business and adversely affect our financial position and future operating results.

Reliance on our information technology systems exposes us to potential risks.

Reliance on our information technology systems exposes us to potential risks such as interruptions due to natural disasters, cyber-attacks, unplanned data center and system outages, fraud perpetrated by malicious individuals or other causes. Our information technology systems and processes are hosted in two locations: our support center in Watsonville, California and at a co-location managed by a third-party provider. We intend to increase our reliance on information technology systems in order to improve our business processes and supply chain efficiencies and this includes implementation of new software and hardware. Any unmitigated interruption of our information technology systems may have a negative impact on future financial results.

The implementation of new systems or business process change is frequently disruptive to the underlying business of an enterprise and can be time consuming and expensive. These implementations often require an increase in management responsibilities and could divert management attention. Any disruptions relating from our new processes and systems, or from any problems associated with the implementation, particularly any disruptions impacting our operations or our ability to accurately report our financial performance on a timely basis during the implementation period, could adversely affect our business in a number of respects.

During 2009, we began a technology project to develop a new integrated point of sale and order entry and management system with new associated business processes designed to provide multi-channel and cross-channel capabilities and functionality. We anticipate launching the system in 2011. The integration of these new processes and technology systems into our business may be disruptive or more costly than we anticipated. Should we be unable to successfully implement the business processes and technology systems enhancements as planned, our financial position and results of operations could be negatively impacted.

Our founder and Chairman, Randolph K. Repass, beneficially owns approximately 32% of our common stock. As a result, his interests may differ from that of our other stockholders.

Randolph K. Repass, the Chairman of our Board of Directors, beneficially owns approximately 32% of our common stock. As a result, Mr. Repass has substantial influence in the election of directors of West Marine and, in general, the outcome of any matter submitted to a vote of our stockholders, including mergers, consolidations or the sale of all or substantially all of our assets. Due to his significant ownership position, Mr. Repass may be able, in concert with others, to prevent or to cause a change in control of West Marine.

We face periodic reviews, audits and investigations by government agencies, and these audits could have adverse findings, which may negatively impact our business.

We are subject to various routine and non-routine reviews, audits and investigations by various federal and state governmental regulators, including environmental, tax and customs agencies. Violation of the laws and regulations governing our operations, or changes in interpretations of those laws, could result in the imposition of civil or criminal penalties, the suspension or revocation of our licenses, or the revision and recoupment of past payments made based on audit findings. If we become subject to material fines or other payments due and owing, or if other sanctions and/or corrective actions are imposed upon us, our results of operations may be negatively impacted.

Our business and financial results may be adversely affected by global climate change or by legal, regulatory or market responses to such change.

The growing political and scientific sentiment is that increased concentrations of carbon dioxide and other greenhouse gases in the atmosphere are influencing global weather patterns. Changing weather patterns, along with the increased frequency or duration of extreme weather conditions, especially during our peak boating season, could reduce the sale of our products or materially affect our store locations, which are primarily located in coastal areas, through storm damage, reduced traffic, or increased insurance rates. Additionally, concern over climate change, including global warming, has led to legislative and regulatory initiatives directed at limiting greenhouse gas emissions. For example, proposals that would impose mandatory requirements on greenhouse gas emissions continue to be considered by policy makers which, if adopted, may adversely affect the boating industry and the suppliers of our retail products. Laws enacted may increase production costs for many of our retail products and, therefore, the prices we pay to stock such products may increase. We may not be able to pass along these increased prices to our customers, which could adversely impact our business and financial results.

Our failure to comply with certain environmental regulations could adversely affect our business.

We sell paints, varnishes and other products. The storage, distribution, transportation and disposal of some of these products are subject to a variety of federal and state environmental regulations. Our failure to comply with these regulations could have an adverse impact on our business. In addition, we have indemnified certain of our landlords for any hazardous waste which may be found on or about the particular property or operation. If any such hazardous waste were to be found on property that we occupy, a significant claim giving rise to our indemnity obligation could adversely impact our operating results.

Because we self-insure against certain risks and maintain high deductibles on certain of our insurance policies, our operating results may be adversely affected if we suffer a substantial casualty.

We believe that insurance coverage is prudent for risk management, and we expect that our insurance costs will continue to increase. For certain types or levels of risk, including medical care, we have decided to limit our purchase of relevant insurance, choosing instead to self-insure. With medical insurance, we have individual and aggregate stop loss insurance to protect us from large claims. In other cases, we have elected to retain a higher portion of the risk in the form of higher deductibles. If we suffer a substantial loss that is not covered by commercial insurance, the loss and attendant expenses could have a material adverse effect on our business and operating results.

In 2010, President Obama signed the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, which changed the way health care is financed and which extends medical benefits and coverage. Any additional extended coverage and/or any further changes in health care legislation may significantly increase our health care costs, which could have an adverse impact on our results of operations.

In 1999, we began insuring our workers' compensation losses through a high deductible program. This high per-claim deductible permits us to maintain low premium rates but may result in unexpectedly high costs if actual losses greatly exceed the expected losses in a year, with a corresponding negative effect on our operating results.

Our workers' compensation expense is tied directly to the frequency and severity of workplace injuries to our associates. The costs associated with our workers' compensation program include case reserves for reported claims up to the per claim deductible, an additional expense provision for unanticipated increases in the cost of open injury claims and for claims incurred in prior periods but not reported, as well as fees payable for claims administration. We recognize our liability for the ultimate payment of incurred claims and claims adjustment expenses by accruing liabilities on an actuarial basis which represent estimates of future amounts necessary to pay claims and related expenses with respect to covered events that have occurred. It is possible that our actual future workers' compensation obligations may exceed the amount of its accrued liabilities, with a corresponding negative effect on future earnings, due to such factors as unanticipated adverse loss development of known claims, and the effect, if any, of claims incurred but not reported.

Failure of our internal control over financial reporting could harm our business and financial results.

Our management is responsible for establishing and maintaining effective internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with accounting principles generally accepted in the United States ("GAAP"). Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that we would prevent or detect a misstatement of our financial statements or fraud. Any failure to maintain an effective system of internal control over financial reporting could limit our ability to report our financial results accurately and timely or to detect and prevent fraud. The identification of a material weakness could indicate a lack of controls adequate to generate accurate financial statements that, in turn, could cause a loss of investor confidence and decline in the market price of our common stock. We cannot provide assurance that we will be able to timely remediate any material weaknesses that may be identified in future periods or maintain all of the controls necessary for continued compliance. Likewise, we cannot assure that we will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly-traded companies.

Failure to comply with the SEC's permanent injunction entered on consent against us could subject us to further SEC enforcement actions, which could adversely affect our business.

As previously disclosed, we were the subject of a formal investigation by the SEC's Division of Enforcement. We reached a consensual resolution of the SEC's civil complaint resulting in a permanent injunction (the "SEC Injunction") entered on August 31, 2009 in the U.S. District Court for the Northern District of California, San Jose Division. In agreeing to the entry of the SEC Injunction, we neither admitted nor denied the allegations in the SEC's complaint. The SEC Injunction, by its terms, permanently restrains and enjoins us from, among other things, (1) filing with the SEC any report under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and rules and regulations adopted under the Exchange Act, that contains any untrue statement of a material fact, which omits to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading, or that omits to disclose any information required to be disclosed, (2) failing to make and keep accurate books, records and accounts, and (3) failing to devise and maintain an adequate system of internal accounting controls and procedures. Our failure to comply with any of the provisions of the SEC Injunction could adversely affect our business as a result of further SEC investigations, enforcement action, criminal prosecution and penalties, which could be significant.

The price of our common stock may be subject to volatile fluctuations based on fluctuations in our quarterly results, general economic and market conditions and by our ability to meet market expectations.

The market price of our common stock may be subject to significant fluctuations in response to operating results, comparable store sales announcements, announcements by competitors, our ability to meet market expectations and other factors. Variations in the market price of our common stock may also be the result of changes in the trading characteristics that prevail in the market for our common stock, including low trading volumes, trading volume fluctuations and other similar factors. These market fluctuations, as well as general economic conditions, may adversely affect the market price of our common stock. We cannot assure that the market price of our common stock will not fluctuate or decline significantly in the future.

Our efforts to expand internationally, whether through acquisitions, franchising, licensing or similar arrangements, may not be successful and could impair the value of our brands.

The effect of international expansion, either by the acquisition of existing marine businesses or through franchising, licensing, joint venture or other similar arrangements, on our business and results of operations is uncertain and will depend upon various factors, including the demand for our products in new markets internationally, our ability to identify appropriate acquisition candidates or third parties to act as franchisees, licensees, distributors or in a similar capacity, the ability of third parties to meet their projections regarding store openings and sales, and our ability to employ personnel or consultants experienced in international operations. Failure to expand internationally successfully or a failure to protect the value of our brands could have an adverse effect on our results of operations.

General economic and business conditions as well as those specific to the retail industry may adversely affect our business and results of operations.

Worsening economic and business conditions may adversely impact consumer spending, particularly in discretionary areas, such as boating. Discretionary consumer spending, which is critical to our success, is influenced by general economic conditions and the availability of discretionary income. Accordingly, we may experience declines in sales during economic downturns or during periods of uncertainty. In addition, volatility in fuel and other energy prices and general weakness in housing markets and the economy in general has resulted in decreased discretionary consumer spending. A continuing decline in consumer confidence or the amount of discretionary spending could have a material adverse effect on our sales, results of operations, business and financial condition.

Our profitability may be adversely affected if we do not continue to improve our business processes in response to worsening economic conditions.

From time to time we may have to restructure our business to react to worsening economic conditions, a decline in the boating industry (or the softening of our industry) and/or to changing technology, products and markets. If we are not able to continue to improve our business processes, our financial and/or our information technology systems, or if we are not able to restructure our business in response to the deteriorating economic conditions, we may not be able to achieve our financial objectives.

Fluctuations in currency exchange rates may adversely impact our cash flows and earnings.

We operate retail stores located in Canada, and therefore our cash flows and earnings are exposed to currency exchange rate fluctuations between the U.S. dollar and the Canadian dollar. While we may attempt to limit our exposure to exchange rate changes by entering into short-term currency exchange contracts, there is no assurance that we will hedge or will be able to hedge such foreign currency exchange risk or that our hedges will be successful. Our currency exchange gains or losses may adversely impact our cash flows and earnings. Additionally, adverse movements in currency exchange rates could result in a reduction in growth of international direct sales, impacting our cash flows and earnings.

Economic and other factors affecting financial institutions and the value of our collateral could affect our access to capital.

In the third quarter of 2010, we entered into a four-year amended and restated loan agreement. The loan is asset-based (which means our lenders maintain a security interest in our inventory and accounts receivable which serve as collateral for the loan), and the covenants, including, but not limited to, restrictions on our ability to incur liens, make acquisitions and investments, pay dividends and sell or transfer assets, did not change significantly. Borrowings against our credit facility represent our primary source of capital. U.S. and global credit markets have recently undergone significant disruption, making it difficult for many businesses to obtain financing on acceptable terms. In addition, an increasing number of financial institutions have reported significant deterioration in their financial condition. If our lender is unable to perform its obligations under our credit facility, and we are unable to find suitable replacements on acceptable terms, our results of operations, liquidity and cash flows could be adversely affected. In addition, there are various interest rate options available to us under our new credit facility. Depending upon the option selected and prevailing underlying rates, we may have higher or lower borrowing costs than in the past.

Our credit facility is secured by a security interest in our assets, primarily inventory and accounts receivable. Under the terms of our credit facility, the availability of borrowings under the facility is directly related to the assessed values of these assets. If the value of these assets were to decline due to market conditions or any other reason, this would, in turn, reduce the amount of capital available to West Marine. The resulting lack of liquidity could adversely affect our ability to operate and appropriately invest in the business.

Our reputation and business could be materially harmed as a result of data breaches, data theft, unauthorized access or hacking.

Our success depends, in part, on the secure and uninterrupted performance of our information technology systems. Our technology systems, as well as those of our service providers, are vulnerable to damage from a variety of sources including network and telecommunication failures, power outages, viruses, malicious human acts and natural disasters. Sustained or repeated system outages that interrupt our ability to process orders and deliver products to our customers and our stores in a timely manner could have a material adverse effect on our results of operations and financial condition.

Improper activities by third parties, advances in computer and software capabilities and encryption technologies, new tools and discoveries, and other new events or developments, may facilitate or result in a compromise or breach of our computer systems. Any such compromises or breaches could cause interruptions in our operations, damage our reputation, subject us to costs, fines or liabilities, and potentially hurt sales, revenues and profits.

The protection of our customer, associate and Company data is critical. The regulatory environment surrounding information security and privacy is increasingly demanding, with the frequent imposition of new and constantly changing requirements. If we fail to comply with these laws and regulations, we could be subject to legal risks. Additionally, our store and Internet operations are subject to a number of other risks, including reliance on third-party providers, online security breaches and/or credit card fraud. Customers have a high expectation that we will adequately protect their personal information. A significant breach of customer, associate or Company data could attract unwanted media attention, damage our customer relationships and reputation and result in lost sales, fines or lawsuits.

Credit card issuers have promulgated credit card security guidelines as part of their ongoing effort to battle identity theft and credit card fraud. We continue to work with our third-party providers and credit card issuers to assure that our products and services comply with the credit card association's security regulations. There can be no assurances, however, that our processes and systems, or those of our third-party providers, are invulnerable to unauthorized access or hacking. Unauthorized intrusion into portions of our computer systems, or those of our third-party providers that process and store information related to our customer transactions, may result in a data breach and theft of customer data.

We rely on processes, proprietary and commercially available systems as well as software, tools and monitoring to provide information technology security for processing, transmitting and storing confidential customer information, such as customer's payment cards and personal information. Furthermore, the systems currently used for transmission and approval of payment card transactions, and the technology utilized in payment cards themselves, all of which can put payment card data at risk, are determined and legally mandated by payment card industry standards, not by us. Compliance with these continually changing requirements may result in cost increases due to necessary system changes, security changes, administrative processes or technology changes, and such costs could adversely affect our financial position or results of operations.

We face the risk of exposure to product liability claims, product recalls and adverse publicity.

We market and distribute products purchased from third-party suppliers, including products which are marketed and resold under our private label brands. We may inadvertently resell product(s) that contain a defect which may cause property damage or personal injury to our end-user customers, which therefore exposes us to the risk of adverse publicity, product liability claims, and product recalls or other regulatory or enforcement actions, including those initiated by the U.S. Consumer Product Safety Commission, by state regulatory authorities or through private causes of action. We generally seek contractual indemnification and insurance coverage from our suppliers and we carry our own insurance. However, if the insurance coverage is not adequate and/or the contractual indemnification is not provided by or enforceable against the supplier, product liability claims relating to defective and/or recalled products could have a material adverse effect on our ability to successfully market our products and on our business, financial condition and results of operations. In addition, even if a product liability claim is not successful or is not fully pursued, the negative publicity surrounding a product recall or any assertion that our products caused property damage or personal injury could damage our brand identity and our reputation with existing and potential customers and have a material adverse effect on our business, financial condition and results of operations.

Changes in laws and regulations could increase our cost of doing business.

We are subject to a wide variety of laws and regulations in the United States and the other countries and jurisdictions in which we operate, and changes in the level of government regulation of our business have the potential to materially alter our business practices and/or our profitability. Changes in U.S. or foreign law that change our operating requirements with respect to sourcing or reselling products could increase our costs of compliance or make it too expensive for us to offer such products, which could lead to a reduction in revenue. Also, changing regulations and laws governing the Internet and e-commerce transactions (including taxation, user privacy, data protection, pricing and electronic communications) could impede the growth of our Internet business and increase our cost of doing business. In addition, changes in interpretations of laws or regulations, such as a recent California Supreme Court decision holding that zip codes constitute personally identifiable information could adversely impact industry practices related to collecting customer information. Any changes we make as a result of this decision could add significant costs, expose us to litigation, impact our marketing efforts, impede growth of our customer database and limit our customer-service offerings which, in turn, may directly impact one of our key initiatives focused on customer-driven marketing via customer relationship management. Furthermore, changes in federal or state wage requirements (including changes in entitlement programs such as health insurance, paid leave programs, or other changes in workplace regulation) could adversely impact our ability to achieve our financial targets.

We are subject to governmental export and import controls that could subject us to liability.

Many of the products sold in our stores are sourced by our vendors and, to a limited extent, by us, in many foreign countries. As a result, we are subject to the various risks of doing business in foreign markets and importing merchandise from abroad, such as: potential disruptions in supply; changes in duties, tariffs, quotas and voluntary export restrictions on imported merchandise; strikes and other events affecting delivery; consumer perceptions of the safety of imported merchandise; product compliance with laws and regulations of the destination country; concerns about human rights, working conditions and other labor rights and conditions in foreign countries where merchandise is produced; compliance with laws and regulations concerning ethical business practices, such as the U.S. Foreign Corrupt Practices Act; and economic, political or other problems in countries from or through which merchandise is imported. Furthermore, U.S. Customs and Border Protection recently completed its focused assessment related to our import practices during which certain deficiencies were identified. Although we have enhanced policies and procedures to address these deficiencies and to facilitate compliance with laws and regulations relating to doing business in foreign markets and importing merchandise from abroad, there can be no assurance that our associates, contractors, agents, vendors or other third parties with whom we do business will not violate such laws and regulations or our policies, which could adversely affect our operations or operating results.

Changes in accounting standards, interpretations or applications of accounting principles, and subjective assumptions, estimates and judgments by management related to complex accounting matters, could significantly affect our financial results.

GAAP and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business including, but not limited to, inventory valuation adjustments, capitalized indirect costs, costs associated with exit activities, impairment of long-lived assets, workers' compensation reserves, and valuation allowances against our deferred tax assets, are highly complex and involve many subjective assumptions, estimates and judgments by our management. Changes in underlying assumptions, estimates or judgments by our management could significantly change our reported or expected financial performance. Additionally, changes in accounting principles and related accounting pronouncements, their interpretation and/or their application to our financial statements, particularly in light of the ongoing convergence of GAAP and International Financial Reporting Standards, could result in material charges to our financial statements.

ITEM 1B—UNRESOLVED STAFF COMMENTS

None.

ITEM 2—PROPERTIES

Our executive offices and support center are located in a 106,000 square foot facility in Watsonville, California, which we occupy under a lease that expires in 2016. We operate a 240,000 square foot distribution center located in Hollister, California, under a lease that expired on February 3, 2011. We entered into a new lease in January 2011, and that lease commenced on February 4, 2011, and expires in 2021. For additional information regarding these leases, see Note 11 of the Notes to our consolidated financial statements in Part II, Item 8 of this Form 10-K, which information is incorporated by reference. We also operate a 472,000 square foot distribution center located in Rock Hill, South Carolina, under a lease that expires in 2017.

At January 1, 2011, our 327 stores comprised an aggregate of approximately 2.7 million square feet of space. Nearly all of our stores are leased, typically for a five-year or 10-year initial term, with options to renew for at least one five-year period. In some leases, we pay a fixed rent, in others we have a period of fixed rent and then a rent change that is either fixed or determined by a consumer price index calculation. Substantially all of our leases require us to pay insurance, utilities, real estate taxes, repair and maintenance expenses and common area maintenance.

ITEM 3—LEGAL PROCEEDINGS

We are involved in various legal and administrative proceedings, claims and litigation arising in the ordinary course of business. Based on the facts currently available, we do not believe that the disposition of matters that are pending or asserted, individually and in the aggregate, will have a material adverse effect on our financial position. However, an adverse judgment by a court, administrative or regulatory agency, arbitrator or a settlement could adversely impact our results of operations in any given period.

Additionally, U.S. Customs and Border Protection ("CBP") performed a "focused assessment" of our import practices and procedures for fiscal 2008. In preparing for the focused assessment, we found certain adjustments to duties owed relating to imported goods, submitted a voluntary prior disclosure relating to import trade activity covering fiscal years 2005 through 2009 to the agency identifying certain underpayments, and the Company has reflected in its consolidated financial statements the duties not paid as a result of these adjustments. Following an exit conference with CBP at the end of September 2010, CBP informed us that CBP had identified deficiencies in the area of product classification and Australia Free Trade and requested that we evaluate any additional duties owed related to these areas. During 2010, we implemented improvements in processes and procedures in areas where underpayments were found, and we recorded an accrual for such underpayment which amount was not material to our financial statements. Currently, CBP is auditing our remedial measures for correctness and effectiveness and we are awaiting final determination as to whether the additional amounts we accrued for duties, fees and interest are acceptable to CBP. At this time, we do not believe that any deficiencies in processes or controls, or unanticipated costs or unpaid duties associated with this matter, individually or in the aggregate, will have a material adverse effect on us or our results of operations.

ITEM 4—[REMOVED AND RESERVED]

PART II

ITEM 5—MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock trades on the NASDAQ Global Select Market tier of the NASDAQ Stock Market (effective January 3, 2011) under the symbol "WMAR". The following table sets forth, for the periods indicated, the high and low closing sales prices for our common stock, as reported by the NASDAQ Stock Market.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2010				
High	$11.70	$13.05	$11.48	$11.05
Low	$ 8.16	$ 9.44	$ 8.42	$ 8.99
2009				
High	$ 5.75	$ 6.25	$ 9.50	$ 8.20
Low	$ 3.80	$ 4.95	$ 5.48	$ 6.88

As of March 9, 2011, there were approximately 6,813 holders of record of our common stock, and the last sale price reported on the NASDAQ Global Select Market was $10.34 per share. We have not paid any cash dividends on our common stock, and we do not anticipate doing so in the foreseeable future.

The information required by this item with respect to securities authorized for issuance under equity compensation plans is incorporated by reference from our definitive proxy statement for our 2011 annual meeting of stockholders.

The following graph compares the five-year cumulative total stockholder return on West Marine common stock with the five-year cumulative total return of (i) the NASDAQ Market Index and (ii) peer companies in the Morningstar Industry Group—Specialty Retail index and (iii) peer companies in the Hemscott Industry Group 745—Specialty Retail, Other index. We have been advised that Morningstar will be discontinuing the production of the Hemscott Industry Group 745—Specialty Retail, Other index this year. The graph showing the Morningstar Industry Group—Specialty Retail and Hemscott Industry Group 745—Specialty Retail, Other was compiled and prepared for West Marine by Morningstar. These indices presented below consist of 214 and 83 specialty retailers, respectively. There are 69 companies which are included in both indices, and West Marine is included in both.


200
175
150
125
100
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25
0
DOLLARS
01/01/06
12/30/06
12/29/07
01/03/09
01/02/10
01/01/11
WEST MARINE, INC.
MORNINGSTAR INDUSTRY GROUP INDEX
NASDAQ MARKET INDEX
HEMSCOTT GROUP INDEX
ASSUMES $100 INVESTED ON JAN. 1, 2006
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING JAN. 1, 2011

	01/01/2006	12/30/2006	12/29/2007	01/03/2009	01/02/2010	01/01/2011
West Marine, Inc.	$100.00	$123.53	$ 64.52	$32.62	$ 57.65	$ 75.68
Specialty Retail	100.00	94.56	100.25	59.54	96.06	117.10
Specialty Retail, Other	100.00	119.39	95.65	91.53	146.37	161.75
NASDAQ Market Index	100.00	110.25	122.90	75.66	106.22	125.36

The performance graph set forth above will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or under the Exchange Act, except to the extent that we specifically incorporate it by reference, and will not otherwise be deemed to be soliciting material or to be filed under such Acts.

ITEM 6—SELECTED CONSOLIDATED FINANCIAL DATA

The following consolidated balance sheet data for 2010 and 2009 and consolidated statement of operations data for 2010, 2009 and 2008 have been derived from our consolidated financial statements for the fiscal years appearing elsewhere in this report and should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 and our consolidated financial statements and notes thereto in Item 8.

(in thousands, except per share and operating data)	2010	2009	2008	2007	2006
Consolidated Statement of Operations Information:					
Net revenues	$622,802	$588,416	$631,258	$679,561	$716,644
Income (loss) from operations	14,884	10,345	(22,932)(1)	(51,107)(3)	(4,356)(4)
Income (loss) before income taxes	14,247	9,539	(25,270)(1)	(55,069)(3)	(10,762)(4)
Net income (loss)	13,227	12,376	(38,800)(1)(2)	(49,976)(3)	(7,624)(4)
Net income (loss) per share:					
Basic	$ 0.59	$ 0.56	$ (1.76)(1)(2)	$ (2.30)(3)	$ (0.36)(4)
Diluted	0.57	0.55	(1.76)(1)(2)	(2.30)(3)	(0.36)(4)
Consolidated Balance Sheet Information:					
Working capital	$176,616	$157,620	$183,223	$207,722	$213,674
Total assets	308,886	292,237	314,592	368,318	430,129
Long-term debt, net of current portion	—	—	47,000	52,338	69,027
Operating Data:					
Stores open at year-end	327	335	344	372	377
Comparable stores net sales (decrease) increase	6.3%	(3.6)%	(6.8)%	(1.9)%	2.4%

(1) Includes the following items on a pre-tax basis: a $10.7 million pre-tax charge for store closures and other restructuring costs (see Note 3 to our consolidated financial statements for further discussion); a $2.9 million pre-tax charge for impairment of long-lived assets; and $2.2 million of costs related to the previously-settled SEC investigation.

(2) Includes the impact of a $23.2 million non-cash charge, to provide a full valuation allowance against all net deferred tax assets, including 2008 additions to deferred tax assets.

(3) Includes the following items on a pre-tax basis: a $56.9 million non-cash charge for impairment of goodwill (see Note 1 to our consolidated financial statements for further discussion); $2.7 million of costs related to the now-settled SEC investigation; $1.3 million of termination severance payments to our former chief executive officer; a $1.3 million non-cash charge for impairment of long-lived assets; and a $0.6 million pre-tax charge for store closure and other restructuring costs.

(4) Includes a $10.9 million pre-tax charge for store closures and other restructuring costs (see Note 3 to our consolidated financial statements for further discussion), and a $4.6 million pre-tax charge for impairment of long-lived assets.

ITEM 7—MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is based upon our financial statements as of the dates and for the periods presented in this section. You should read this discussion and analysis in conjunction with the financial statements and supplementary data in Item 8.

Forward-Looking Statements

The statements in this Form 10-K that relate to future plans, events, expectations, objectives or performance (or assumptions underlying such matters) are forward-looking statements that involve a number of risks and uncertainties. These forward-looking statements include, among other things, statements that relate to our future plans, expectations, objectives, performance and similar projections, such as statements regarding our earnings and growth in profitability and expectations relating to our ability to continue to manage our expenses and execute on our strategies in a continued soft boating equipment market, as well as facts and assumptions underlying these statements or projections. These forward-looking statements may involve known and unknown risks, uncertainties and other factors that may cause our actual results and performance in future periods to be materially different from any future results or performance suggested by the forward-looking statements in this report. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that actual results will not differ materially from these expectations. These risks, uncertainties and other factors are discussed under risk factors in Item 1A of this report.

Readers are cautioned not to place undue reliance on forward-looking statements, which are based only upon information available as of the date of this report. We do not undertake, and specifically disclaim any obligation, to publicly release the result of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

Overview

We are the largest boating supply retailer in the world with 2010 net revenues of $622.8 million and net income of $13.2 million. Our business strategy is to offer a broad assortment of merchandise for the boat and for the boater that meets the needs of individual boaters and boating businesses, provides great customer experiences and offers the convenience of multi-channel shopping.

A few of the new or continuing key strategies we are implementing or building upon during 2011 include:

- Expanding our merchandise selection, including adding product assortment throughout all of our wide range of merchandise categories and accelerating development of West Marine private-label brands across a number of categories.
- Continuing to focus on our real estate optimization program pursuant to which we are evolving toward having fewer but larger stores.
- Growing our Port Supply wholesale business by continuing to leverage our store network as a complement to delivering goods out of our distribution centers, with an emphasis on treating our larger stores in certain markets as mini-distribution centers that offer assortment, convenience and competitive pricing with better service and more delivery options.
- Improving the on-line experience for our customers with more and better content, improved search capabilities, faster speed and other new features.
- Providing outstanding product information and search capabilities by taking steps to better provide information that customers want and need through technology solutions and educational programs that help our customers and associates better access products and information.
- Focusing on targeted marketing via customer relationship management strategies.

We have three reportable segments: Stores; Port Supply; and Direct Sales. Our Stores segment generated approximately 90% of our 2010 net revenues. Our 327 Company-operated stores open at the end of 2010 are located in 38 states, Puerto Rico and Canada. In addition, during 2010, we had three franchised stores in Turkey, however, we are in discussions with our franchisee to terminate this franchise relationship. See "Recent Developments" for more information. Our Port Supply segment is one of the largest wholesale distributors of marine equipment in the United States. Products shipped to Port Supply customers directly from our distribution centers represented approximately 4% of our 2010 net revenues. Our Direct Sales segment, which includes our Internet and call center operations, offers customers around the world more than 60,000 products, and it accounted for the remaining 6% of our 2010 net revenues.

Recent Developments

In January 2011, we entered into a new lease agreement for our distribution center located in Hollister, California. The new lease commenced on February 4, 2011 and the former lease expired on February 3, 2011. The new lease term ends on October 2, 2021. For more information, see Note 11 of the Notes to our consolidated financial statements in Part II, Item 8 of this Form 10-K.

We are in discussions with our franchisee in Turkey to voluntarily terminate the franchise relationship which we expect to occur in or around April 2011. However, we expect the former franchise partner will continue to purchase marine-related products through our Port Supply division. The royalties received from this franchisee were immaterial to our results of operations in all periods presented.

Results of Operations

The following table sets forth certain income statement components expressed as a percent of net revenues:

	2010	2009	2008
Net revenues	100.0%	100.0%	100.0%
Cost of goods sold	71.8%	72.7%	73.5%
Gross profit	28.2%	27.3%	26.5%
Selling, general and administrative expense	25.8%	25.8%	28.0%
Store closures and other restructuring costs	0.0%	(0.3%)	1.6%
Impairment of long-lived assets	0.0%	0.0%	0.5%
Income (loss) from operations	2.4%	1.8%	(3.6%)
Interest expense	0.1%	0.2%	0.4%
Income (loss) before income taxes	2.3%	1.6%	(4.0%)
Provision (benefit) for income taxes	0.2%	(0.5%)	2.1%
Net income (loss)	2.1%	2.1%	(6.1%)

Fiscal 2010 Compared with Fiscal 2009

Net revenues for 2010 were $622.8 million, an increase of 5.8%, compared to net revenues of $588.4 million for 2009. We believe that net revenues in fiscal year 2010 were favorably affected by changes in the competitive landscape that occurred during fiscal year 2009, as well as favorable weather throughout much of the boating season. However, we believe there was a general softening in the boating equipment market after the Fourth of July. Our mix of business in the Southeast during the second quarter was impacted by the effects of the oil spill in the Gulf of Mexico. While not significant, we did experience a decrease in sales of merchandise typically used by recreational boaters and fishermen in the affected areas of the Southeast. However, this decrease was offset by increased sales of products to customers engaged in fighting the effects of the spill. There did not appear to be any significant sales impact for the third and fourth quarters related to the oil spill. Net income for 2010 was $13.2 million compared to net income for 2009 of $12.4 million.

Segment revenues

Net revenues for the Stores segment increased $35.1 million, or 6.7 %, to $560.5 million in 2010, primarily due to a $30.7 million, or 6.3%, increase in comparable store sales. A driver of the comparable store sales increase was higher sales to wholesale customers through our store locations, which we believe resulted from our ongoing efforts to better serve this group of customers through store locations. In certain markets, our larger stores serve as mini-distribution centers that offer better assortments, convenience, and competitive pricing with better service and more delivery options for wholesale customers. The increase in net revenues was across most merchandise categories and sales benefited from our expanded assortments in clothing, as well as increased sales for electronics and maintenance-related products. Real estate activity connected with our store optimization strategy drove a $4.6 million increase in net revenues as stores opened during the fourth quarter of 2009, and stores opened during 2010 generated $30.4 million in sales, whereas stores closed during these same periods effectively reduced net revenues by $25.8 million.

Additionally, early in 2010, we began to see signs that customers were preparing their boats for usage as reflected by our increase in sales during the first quarter of 2010, led by growth in maintenance-related products. We also saw recovery in demand for our higher-priced items, such as electronics. However, we expect consumers to continue to carefully evaluate their needs-based boating purchases and be conservative with their spending on discretionary items. We believe that economic uncertainty could continue to have an impact on our sales, with corresponding risks to our earnings and cash flow in 2011. In response, we will continue to focus on managing expenses and maximizing cash flow.

During 2011, we expect to open and close a small number of stores in connection with our real estate optimization strategy of evolving to having fewer, larger stores in many of our key markets. As a result of these actions, we expect that our overall store counts will decline slightly, while our total selling square footage will remain stable or increase slightly. In addition, we will continue with our practice of monitoring the operating performance and economics of all store locations and evaluating for closure any underperforming stores when the economics favor doing so.

Port Supply net revenues through our distribution centers decreased $0.6 million, or 2.2%, to $28.3 million in 2010 compared to 2009. However, sales to the wholesale customer group increased in our Stores segment. We believe the shift from Port Supply to Stores was driven by our ongoing efforts to better serve our wholesale customers through our store locations.

Net revenues from our Direct Sales segment decreased $0.1 million, or 0.2%, to $34.0 million. We began to see the decrease in this segment following the launch of our updated website in the second quarter of 2010. The transition to the updated site negatively affected sales. However, we believe this decline was temporary, and we began to see a rebound in the sales performance of this segment late in the third quarter and continuing through the fourth quarter.

Comparable store sales

Comparable store sales for 2010 increased by 6.3%, or $30.7 million, compared to 2009. Comparable store sales changes during the first, second, third and fourth quarters of 2010 were 8.4%, 9.4%, 3.7% and 1.6%, respectively. The overall comparable store trends were consistent across the geographic regions. The increase in comparable store sales was across most merchandise categories and, in particular, we continued to experience increased sales for electronics and maintenance-related products. While it appears the economy has stabilized, there remains some uncertainty about the market for boating supplies and related merchandise. We currently anticipate that our fiscal year 2011 comparable store sales will only increase slightly versus fiscal year 2010, in the range of flat to up approximately 1%.

Gross profit

Gross profit increased by $14.7 million, or 9.2%, to $175.6 million in 2010, compared to $160.9 million for 2009, primarily due to higher sales. Gross profit increased as a percentage of net revenues by 0.9% to 28.2% in 2010, compared to 27.3% in 2009, primarily due to a 0.5% increase in raw product margin driven by more effective promotions, less clearance activity and a shift in revenues to higher-margin core boating categories, such as maintenance. Additionally, increased revenues allowed us to leverage our relatively fixed occupancy expenses by 0.4%.

Selling, general and administrative expense

Selling, general and administrative ("SG&A") expense for 2010 was $160.8 million, an increase of $8.5 million, or 5.6%, compared to $152.3 million for last year. Expenses as a percentage of revenues remained flat at 25.8%. Drivers of the higher SG&A expense included: a variable selling expense increase of $4.2 million primarily due to selective investments in additional staffing in our stores during the second and third quarters, our busiest quarters; a $1.5 million unfavorable comparison versus last year due to the impact of foreign currency exchange; $1.3 million in higher information technology spending to implement our new point-of-sale and order entry systems, which we expect to launch in 2011; and $1.2 million related to West Marine University, our national sales meeting held every other year. SG&A expense in 2009 was reduced by $1.0 million upon receipt of an insurance reimbursement related to costs associated with the SEC investigation which closed during that year. The increase in SG&A was partially offset by a $0.7 million reduction in bonus expense in 2010 when compared to 2009.

Store closure and other restructuring costs

Store closure and other restructuring costs for 2010 changed by $1.5 million when compared to 2009. During the fourth quarter of 2009, we reached an agreement to sublease a location which had a large associated termination obligation. The terms of this particular agreement were more favorable than what we originally estimated and resulted in a $1.7 million reversal in 2009 of the previously accrued estimated costs. For additional information, see Note 3 to our consolidated financial statements.

Impairment of long-lived assets

Expenses related to the impairment of long-lived assets were $0.2 million in fiscal 2010, compared to less than $0.1 million in 2009. One underperforming store was found to be impaired during the second quarter of fiscal 2010.

Interest expense

Interest expense decreased $0.2 million, or 21.0%, to $0.6 million in 2010, compared to $0.8 million in 2009. The decrease in interest expense was due to both lower interest rates and lower average outstanding bank borrowings in fiscal 2010, compared to fiscal 2009. Cash provided by operating activities funded property and equipment investments with excess cash being used to pay down debt. This was the primary driver of the lower average outstanding bank borrowings in 2010.

Income taxes

Our effective income tax rate for 2010 was a provision of 7.2%, compared to a benefit of 29.7% in 2009. The year-over-year change in our effective tax rate was primarily due to the recognition of a $3.7 million benefit in 2009 related to a tax law change that increased the number of historical years in which companies are permitted to carry back prior period net operating losses. Similar to 2009, in 2010 we were able to use timing differences that were not previously benefited due to the valuation allowance to reduce the statutory tax rate. Given that our recent improved financial performance has been for a limited time period combined with the continued economic uncertainty with respect to the general state of the economy and rising fuel costs, we concluded that, while evidence related to current and future financial performance is improving, there remains sufficient economic uncertainty that it would be premature to assert that it is more likely than not that we will be able to utilize all net deferred tax assets and release some or all of the partial valuation allowance. Each quarter, we assess the total weight of positive and negative evidence and evaluate whether release of all or any portion of the valuation allowance is appropriate. Should we come to the conclusion that a release of the valuation allowance is required, there could be a significant increase in net income and earnings per share due to the impact on the tax rate. For more information, see Note 8 to our consolidated financial statements.

Fiscal 2009 Compared with Fiscal 2008

Net revenues for 2009 were $588.4 million, a decrease of 6.8%, compared to net revenues of $631.3 million for 2008. Net revenues were unfavorably impacted by $6.1 million due to an extra week in fiscal year 2008, when compared to fiscal year 2009. Net income for 2009 was $12.4 million. This compares to a net loss for 2008 of $38.8 million, which included a $10.7 million pre-tax charge for store closures and other restructuring costs, a $2.9 million non-cash, pre-tax charge for impairment of long-lived assets and the impact of a $23.2 million charge to provide a valuation allowance against our deferred tax assets.

Segment revenues

Net revenues for the Stores segment decreased $26.4 million, or 4.8%, to $525.4 million in 2009, primarily due to an $18.7 million, or 3.6%, decrease in comparable store sales and a $27.1 million decrease attributable to store closures in 2008 and 2009. Partially offsetting these decreases was $18.4 million of revenue from new stores opened in 2008 and 2009. The Stores segment generated $5.5 million of revenues in the first and extra week of fiscal 2008, which negatively impacted comparisons year-over-year. During fiscal 2009, we believe that our business was favorably impacted by continued improvement in boat usage, continued movement towards do-it-yourself projects, and favorable results from our product expansions and larger store formats. We believe we also benefited from changes in the competitive landscape, including the liquidation of one of our primary national competitors, as well as from lower gas prices during peak boating season.

Port Supply net revenues through our distribution centers decreased $10.5 million, or 26.7%, to $28.9 million in 2009, primarily due to lower sales year-over-year to two customer types, boat dealers and boat builders. We believe these customers were negatively impacted by the challenging economic environment and tight credit markets.

Net revenues from our Direct Sales segment decreased $5.9 million, or 14.7%, to $34.1 million, due to a decline in the international market year-over-year, at a much greater pace than domestic activity.

Comparable store sales

Comparable store sales for the 52-week period ended January 2, 2010 decreased by 3.6%, or $18.7 million, compared to the 53-week period ended January 3, 2009. Comparable store sales changes during the first, second, third and fourth quarters of 2009 were (6.8)%, (1.0)%, (4.3)% and (4.8)%, respectively. The overall comparable store trends were consistent across the geographic regions. The decline in comparable store sales reflected lower sales of discretionary items, partially offset by increased sales of core boating parts and accessories.

Gross profit

Gross profit decreased by $6.5 million, or 3.9%, to $160.9 million in 2009, compared to $167.4 million for 2008, primarily due to lower sales. However, gross profit increased as a percentage of net revenues by 0.8% to 27.3% in 2009, compared to 26.5% in 2008, primarily due to a 0.9% increase in product margin driven by more effective promotions, less clearance activity and a shift in revenues to higher-margin core boating categories, such as maintenance. Additionally, inventory shrinkage improved by 0.2% and buying and distribution costs leveraged by 0.1%. Improvements were partially offset by the deleveraging of 0.4% in occupancy expense. Occupancy is our largest fixed expense, and its impact on gross margin rate is largely driven by sales results and the fixed nature of the expense.

Selling, general and administrative expense

SG&A expense decreased by $24.5 million, or 13.9%, to $152.3 million in 2009, compared to $176.8 million for 2008 and decreased as a percentage of revenues by 2.2% to 25.8% in 2009, compared to 28.0% in 2008. The decrease in SG&A expense primarily was due to $9.9 million in lower support and selling overhead expense, including a $3.2 million reduction in costs related to the settled SEC investigation. SG&A was also lower by $8.4 million for lower payroll, marketing and other variable expenses reflecting lower revenues. Decreased expenses associated with stores closed in 2009 resulted in a further reduction of $5.5 million. Expenses also were lower by $4.8 million due to favorable foreign currency translation gains compared to the 2008 fiscal year. Lower expenses were partially offset by $7.6 million in higher accrued bonus expense reflecting performance above budgeted expectations and $1.8 million in higher expense related to the additional week in fiscal 2008.

Store closure and other restructuring costs

Store closure and other restructuring costs for 2009 decreased by $12.4 million compared to 2008. During 2008, we recognized restructuring expenses of $10.7 million consisting of $6.9 million for store closures, $0.1 million for Port Supply, $2.9 million for closing a distribution center, $0.5 million for repositioning the call center and $0.3 million of severance costs for reductions in force at our Watsonville, California support center. Also in 2008, due to unfavorable macroeconomic conditions, we increased reserves for lease contract termination obligations by $2.0 million for stores closed as part of our 2006 restructuring plan. During the fourth quarter of 2009, we reached an agreement to sublease a location which had the largest associated termination obligation. The terms of this particular agreement were more favorable than what we originally estimated and resulted in a $1.7 million reversal in 2009 of the previously accrued estimated costs. For additional information, see Note 3 to our consolidated financial statements.

Impairment of long-lived assets

Expenses related to the impairment of long-lived assets were less than $0.1 million in fiscal 2009, compared to $2.9 million in 2008. The 2008 non-cash charge primarily was attributable to the 45 underperforming stores, of which 20 have been closed.

Interest expense

Interest expense decreased $1.5 million, or 65.5%, to $0.8 million in 2009, compared to $2.3 million in 2008. The decrease in interest expense was due to both lower interest rates and lower average outstanding bank borrowings in 2009 compared to 2008.

Income taxes

Our effective income tax rate for 2009 was a benefit of 29.7%, compared to a provision of 53.5% in 2008. The change in our effective tax rate was primarily due to the use of net operating losses under federal legislation introduced in late 2009 which allowed companies to extend the carry back period from two to five years for periods beginning or ending in 2008 or 2009, as well as our ability to use timing differences not previously benefited due to the valuation allowance. The year-over-year difference also was due to management's decision in 2008 to increase the valuation allowance against the deferred tax assets by $23.2 million to bring the aggregate valuation allowance to $33.9 million. For more information, see Note 8 to our consolidated financial statements.

Liquidity and Capital Resources

We ended 2010 with cash of $22.0 million, an increase from $10.3 million at the end of 2009. Working capital, the excess of current assets over current liabilities, increased to $176.6 million at the end of 2010, compared to $157.6 million at the end of 2009. The increase in working capital primarily was attributable to a $11.7 million higher cash balance at the end of fiscal 2010 and a $5.0 million increase in merchandise inventories, net of reserves, at the end of fiscal 2010. Despite having a significant cash balance at the end of fiscal year 2010, we expect to continue to borrow from our line of credit for a portion of the year due to the seasonality in our business. Increased inventory was driven by our strategy to bring in additional inventory earlier in the season this past year and to maintain safety stocks to help ensure in-stock position and to help fulfill customer needs and maximize sales throughout the boating season. Neither our access to, nor the value of, our cash equivalents was materially affected by the liquidity problems experienced by certain financial institutions over the past several years.

Our cash needs for working capital are supported by a secured credit facility. There is risk to this capital resource stemming from current market conditions in that the amount we have available to borrow under our loan agreement primarily is driven by the estimated liquidation value of our inventory. External factors, such as increased liquidations and bankruptcies in the marketplace, could put downward pressure on this liquidation value and thus our associated borrowing availability. However, we continue to take steps to mitigate this risk. First, we are focusing on maximizing cash flow and minimizing borrowing needs. We expect to accomplish this by: (i) increasing inventory turnover, which will require lower working capital to maintain fresh and adequate inventory at our stores; (ii) continuing to focus on expense control, including continual re-engineering efforts to simplify and streamline administrative, inventory and other business processes, and to shrink or eliminate overhead costs as and when necessary or appropriate; and (iii) being conservative in capital spending and concentrating on investments with a demonstrable financial return. Second, we are improving the quality of our inventory by controlling the proportion of overstocked or discontinued goods. Third, we are maintaining communications with our lenders to keep them apprised of our business plans.

Operating activities

During 2010, our primary source of liquidity was cash flow from operations. Net cash provided by operating activities decreased year-over-year by $37.7 million to $24.9 million in 2010, compared to $62.6 million last year. The major driver of this cash flow reduction was a $6.9 million increase in merchandise inventories during 2010, compared to a $23.4 million reduction in the prior year as we focused in fiscal 2009 on necessary inventory reductions. As noted above, the increased inventory in fiscal 2010 was driven by our strategy to bring in additional inventory earlier in the season and to maintain safety stocks to help ensure in-stock position and to help fulfill customer needs and maximize sales throughout the boating season. We continue to focus on inventory management and ensuring the correct product assortment in each store based on customer demographics. A $4.4 million decrease in accounts payable during 2010, compared to a $6.1 million increase in accounts payable during 2009, also contributed to the decline in cash provided by operating activities.

Capital growth

In 2010, our capital expenditures were $14.1 million, primarily for new stores, store remodels, information technology and investment in supply chain efficiencies. We opened ten new stores and remodeled four stores in 2010. During 2011, we expect a moderate increase in capital expenditures from 2010 levels, primarily for store development activities, including new stores, store remodels and expansions, and information technology enhancements. We intend to fund our expansion through cash generated from operations and, if necessary, credit facility borrowings.

Financing arrangements

Net cash provided by financing activities was $0.9 million in 2010, primarily consisting of $1.9 million increase in cash related to associate share-based compensation plans, partially offset by $1.0 million in cash used to pay loan costs associated with our amended and restated loan agreement that we entered into in the third quarter of 2010, pursuant to which we have up to $140.0 million in borrowing capacity. At our option and subject to certain conditions precedent set forth in the loan agreement, we may increase our borrowing capacity up to an additional $25.0 million during the term. The amount available to be borrowed is based on a percentage of certain of our inventory (excluding capitalized indirect costs) and accounts receivable. This loan agreement amends and supersedes our previous loan and security agreement that would have expired at the end of 2010.

The revolving credit facility is guaranteed by West Marine, Inc. and West Marine Canada Corp. (an indirect subsidiary of West Marine, Inc.) and secured by a security interest in all of our accounts receivable and inventory, certain other related assets, and all proceeds thereof. The revolving credit facility is available for general working capital and general corporate purposes.

At our election, borrowings under the revolving credit facility will bear interest at one of the following options: (1) the prime rate, which is defined in the loan agreement as the highest of (a) the federal funds rate, as in effect from time to time, plus one-half of one percent; (b) the LIBOR rate for a one-month interest period plus one percent, or (c) the rate of interest in effect for such day as publicly announced from time to time by Wells Fargo as its "prime rate"; or (2) the LIBOR rate quoted by the British Bankers Association for the applicable interest period. In each case, the applicable interest rate is increased by a margin imposed by the loan agreement. The applicable margin for any date will depend upon the amount of available credit under the revolving credit facility, and the margin range is between 1.5% and 2.0% for option (1) and between 2.5% and 3.0% for option (2). The loan agreement also imposes a commitment fee on the unused portion of the revolving credit facility available. For 2010, 2009 and 2008, the weighted-average interest rate on all of our outstanding borrowings was 1.5%, 1.8% and 4.2%, respectively.

Although the loan agreement contains customary covenants, including, but not limited to, restrictions on our ability to incur liens, make acquisitions and investments, pay dividends and sell or transfer assets, it does not contain debt or other similar financial covenants, such as maintaining certain specific leverage, debt service or interest coverage ratios. Instead, our loan is asset-based (which means our lenders maintain a security interest in our inventory and accounts receivable which serve as collateral for the loan), and the amount we may borrow under our revolving credit facility at any given time is determined by the estimated value of these assets as determined by the lenders' appraisers. Additionally, we must maintain a minimum revolving credit availability equal to the greater of $7 million or 10% of the borrowing base. In addition, there are customary events of default under our loan agreement, including failure to comply with our covenants. If we fail to comply with any of the covenants contained in the loan agreement, an event of default occurs which, if not waived by our lenders or cured within the applicable time periods, results in the lenders having the right to accelerate repayment of all outstanding indebtedness under the loan agreement before the stated maturity date and the revolving credit facility could be terminated. These events of default include, after the expiration of any applicable grace periods, payment defaults to the lenders, material inaccuracies of representations and warranties, covenant defaults, material payment defaults (other than under the loan agreement), voluntary and involuntary bankruptcy proceedings, material money judgments, material ERISA events, change of control and other customary defaults. A default under our loan agreement also could significantly and adversely affect our ability to obtain additional or alternative financing. As of January 1, 2011, we were in compliance with the covenants under our loan agreement.

At the end of 2010 and 2009, there were no amounts outstanding under our credit facilities, and we had $89.9 million and $88.7 million, respectively, available to be borrowed. At the end of 2010 and 2009, we had $5.6 million and $7.4 million, respectively, of outstanding commercial and stand-by letters of credit. We strategically manage our debt over the course of our fiscal year. We incur seasonal fluctuations in our cash flows and, therefore, we incur debt as we build up our inventories for spring in order to maintain stock levels sufficient to fulfill customer needs and maximize sales during the main boating season. Additionally, we hire a significant number of temporary associates during the summer, our peak selling season. Our weighted average outstanding balances for the first quarters of 2010 and 2009 were $17.0 million and $60.3 million, respectively. For our second quarters of 2010 and 2009, the weighted average outstanding balances were $19.3 million and $51.5

million, respectively, and at the end of our third quarters of 2010 and 2009, the weighted average outstanding balances were $0.1 million and $0.9 million, respectively. The fourth quarter weighted average outstanding balances for both 2010 and 2009 were not material.

Our aggregate borrowing base cannot exceed $140.0 million. Our borrowing base at each of our last two fiscal year-ends consisted of the following (in millions):

	2010	2009
Accounts receivable availability	$ 3.6	$ 3.9
Inventory availability	108.3	105.5
Less: reserves	(5.8)	(5.6)
Less: minimum availability	(10.6)	(7.7)
Total borrowing base	$ 95.5	$ 96.1

Our aggregate borrowing base was reduced by the following obligations (in millions):

Ending loan balance	$—	$—
Outstanding letters of credit	5.6	7.4
Total obligations	$ 5.6	$ 7.4

Accordingly, our availability as of fiscal year end 2010 and 2009, respectively, was (in millions):

Total borrowing base	$95.5	$96.1
Less: obligations	(5.6)	(7.4)
Total availability	$89.9	$88.7

Contractual obligations

Aggregate information about our unconditional contractual obligations as of January 1, 2011 is presented in the following table (in thousands).

	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual cash obligations:					
Operating leases(1)	$238,552	$43,739	$68,276	$46,291	$80,246
Purchase commitments(2)	24,662	24,662	—	—	—
Bank letters of credit	5,581	5,581	—	—	—
Other long-term liabilities	2,131	1,387	744	—	—
	$270,926	$75,369	$69,020	$46,291	$80,246

(1) Operating lease amounts in this table represent minimum amounts due under existing agreements and exclude costs of insurance, taxes, repairs and maintenance.

(2) All but a limited number of our purchase commitments are cancelable by us without penalty; however, we do intend to honor these commitments.

We are party to various arrangements that are conditional in nature and obligate us to make payments only upon the occurrence of certain events, such as delivery of functioning software products. Because it is not possible to predict the timing or amounts that may be due under these conditional arrangements, no such amounts have been included in the table above.

Off-balance sheet arrangements

Operating leases are the only financing arrangements not reported on our consolidated balance sheets. We do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as special purpose entities or variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other limited purposes. As of January 1, 2011, we are not involved in any unconsolidated special purpose entities or variable interest entities.

Seasonality

Historically, our business has been highly seasonal. In 2010, approximately 65% of our net sales and all of our net income occurred during the second and third quarters, principally during the period from April through August, which represents the peak months for boat buying, usage and maintenance in most of our markets.

Business Trends

Our research and experience indicates that the U.S. boating industry experienced a down cycle in 2009, as evidenced by lower sales in each of our business segments compared to 2008, lower new and used boat sales, and declines in boat registrations in key states. Early in 2010, we began to see signs that customers were preparing their boats for usage, based on increased sales during the first quarter of 2010 and led by growth in maintenance-related products. We also saw recovery in demand for our higher-priced items, such as electronics. As we progressed through 2010, we observed that proportionately more sales growth was coming from our Port Supply wholesale business, particularly in sales to Port Supply customers through our stores. These particular sales increases allowed us to leverage our relatively fixed store occupancy expenses. We experienced favorable weather conditions throughout most of the boating season; however, we believe there was a general softening in the boating equipment market after the Fourth of July. From a competitive perspective, we also believe we benefitted during the first half of 2010 from the closure of the Boater's World chain of stores in mid-2009; however, there did not appear to be any corresponding sales impact during the third and fourth quarters of 2010. In the near future, while we will continue to manage our business conservatively from an operating expense standpoint, we will also take steps to remain flexible and to maximize sales in the face of varying marketplace demand. Specifically, these actions will include:

- making prudent strategic investments in additional core inventory items to maintain in-stock levels in the event improved sales continue; and
- hiring additional store Associates as needed to maintain customer service levels, while leveraging payroll expense as a percentage of sales.

Although we believe we have seen some recent recovery in customer boat usage and demand for higher-priced items, we believe that the ongoing uncertainty in economic conditions has had, and will continue to have, an adverse impact on discretionary consumer spending in an already challenging climate for the boating industry, and we believe that economic uncertainty could continue to have an impact on our sales, with corresponding risks to our earnings and cash flow in 2011 (see the "Fiscal 2010 Compared with Fiscal 2009 — Segment Revenues" discussion included above). For 2011, it is our expectation that comparable sales will increase only slightly versus the prior year, in the range of flat to up approximately 1%. Therefore, we will continue to control expense growth and maximize cash flow by:

- controlling our operating expenses through variable expense management, as well as reengineering and streamlining business processes;
- continuing to improve the quality of our inventory by tightly controlling overstocked or discontinued goods;
- proceeding with our ongoing real estate optimization program, evolving to having fewer, larger stores with anticipated improved store economics;

- managing the business to the budget established for 2011, which focuses on expense control and emphasizes working capital management; and
- exploring methods and strategies to drive sales and market presence.

More broadly, in order to better meet the needs of our customers and provide a better customer experience, we have invested in a strategic project to replace our aging point-of-sale and order management systems. The new platform is intended to enable an integrated cross-channel selling experience for the customer including faster sales checkout, improved product search capability, integrated customer information and order management, and simplified policy application. We anticipate launching the system in 2011. While we are approaching this project in a measured and methodical manner, the precise timing for company-wide roll-out of the system and the integrity and efficiency of the system are not assured at this time.

Critical Accounting Policies and Estimates

Management's discussion and analysis of West Marine's financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the appropriate application of certain accounting policies, many of which require us to make estimates and assumptions about future events and their impact on amounts reported in our financial statements and related notes. Since future events and their impact cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

We believe our application of accounting policies, and the estimates inherently required therein, are reasonable. These accounting policies and estimates are periodically reevaluated and adjustments are made when facts and circumstances dictate a change. Our accounting policies are more fully described in Note 1 to our consolidated financial statements, in Item 8 of this report.

Management believes that the following accounting estimates are the most critical to aid in fully understanding and evaluating our reported financial results, and they require management's most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain. Management has reviewed these critical accounting estimates and related disclosures with the audit committee of our board of directors.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Inventory—Valuation Adjustments		
We value our merchandise inventories at the lower of the cost or market value on an average cost basis. Inventory cost is written down to market value when cost exceeds market value, which we estimate using current levels of aged and discontinued product and historical analysis of items sold below cost. Lower of cost or market adjustments included in ending inventory at January 1, 2011 and January 2, 2010 were $4.8 million and $5.7 million, respectively.	Our lower of cost or market adjustments contain uncertainties because the calculations require management to make assumptions and to apply judgment regarding forecasted consumer demand, the promotional environment, technological obsolescence and consumer preferences.	We have not made any material changes in our inventory valuation methodology during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to calculate our lower of cost or market adjustments. However, if estimates regarding consumer demand are inaccurate or changes in technology affect demand for certain products in an unforeseen manner, we may be exposed to losses that could be material. If we had to take additional markdowns of 10% on all items included in merchandise inventory write-downs at January 1, 2011, net income would be affected by approximately $0.3 million in the fiscal year then ended.
Inventory—Capitalized Indirect Costs		
Inventory cost includes certain indirect costs related to the purchasing, transportation and warehousing of merchandise. Capitalized indirect costs include freight charges for moving merchandise to warehouses or store locations and operating costs of our merchandising, replenishment and distribution activities. We recognize indirect costs included in inventory value as an increase in cost of goods sold as the related products are sold. Indirect costs included in inventory value at January 1, 2011 and January 2, 2010 were $18.3 million and $19.2 million, respectively.	Our capitalized indirect costs contain uncertainties because the calculations require management to make assumptions and to apply judgment relating to factors of our cost accounting system, the soundness of the underlying principles and their consistent application. In interim periods, the calculation of capitalized indirect costs requires management to estimate capitalized indirect costs, merchandise purchases and inventory levels for the full fiscal year.	We do not believe there is a reasonable likelihood that there will be a material change in the future assumptions or estimates we use to calculate our capitalized indirect costs. However, if our assumptions or estimates are inaccurate, we may be exposed to losses or gains that could be material. A 10% difference in our expenses included in capitalized indirect costs at January 1, 2011 would have affected net income by approximately $1.1 million in the fiscal year then ended.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Vendor Allowances Receivable We establish a receivable and reduce inventory cost for income generated from vendor-sponsored programs, or vendor allowances, that is earned but not yet received from our vendors, which we calculate based on provisions of the programs in place. Due to the complexity of the individual agreements with vendors, we perform detailed analyses and review historical trends to determine an appropriate level for the vendor allowances receivable. Our receivable for vendor allowances at January 1, 2011 and January 2, 2010 was $3.2 million and $3.4 million, respectively, and is included in other current assets.	Our vendor allowances receivable contains uncertainties because the calculation requires management to make assumptions and to apply judgment regarding a number of factors, including our ability to collect amounts due from vendors and in interim periods requires management to estimate future inventory purchases.	We have not made any material changes in the accounting methodology used to establish our vendor allowances receivable during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to calculate our vendor allowances receivable. However, if our assumptions or estimates are inaccurate, we may be exposed to losses or gains that could be material. A 10% difference in our estimate of our ability to collect vendor allowances at January 1, 2011 would have affected net income by approximately $0.1 million in the fiscal year then ended.
Costs Associated With Exit Activities We occasionally vacate stores prior to the expiration of the related lease. For vacated locations that are under long-term leases, we record an expense for the net present value of the difference between our future lease payments and related costs (e.g., real estate taxes and common area maintenance) from the date of closure through the end of the remaining lease term, net of expected future sublease rental income. Our estimate of future cash flows is based on our analysis of the specific real estate market, including input from real estate firms; and economic conditions that can be difficult to predict. Costs associated with exit activities included in accrued expenses at January 1, 2011 and January 2, 2010 were $2.2 million and $4.5 million, respectively.	Our location closing liability contains uncertainties because management is required to make assumptions and to apply judgment to estimate the duration of future vacancy periods, the amount and timing of future settlement payments, and the amount and timing of potential sublease rental income. When making these assumptions, management considers a number of factors, including historical settlement experience, the owner of the property, the location and condition of the property, the terms of the underlying lease, the specific marketplace demand and general economic conditions.	We have not made any material changes in the accounting methodology used to establish our location closing liability during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate our location closing liability. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material. A 10% change in our location closing liability or to our estimated sub-lease income at January 1, 2011 would have affected net earnings by approximately $0.1 million in fiscal year then ended.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Impairment of long-lived assets Long-lived assets other than goodwill and indefinite-lived intangible assets, which are separately tested for impairment, are reviewed and evaluated quarterly. When evaluating long-lived assets for potential impairment, we first compare the carrying value of the asset to the asset's estimated future cash flows (undiscounted and without interest charges). If the estimated future cash flows are less than the carrying value of the asset, we calculate an impairment loss. The impairment loss calculation compares the carrying value of the asset to the asset's estimated fair value, which may be based on estimated future undiscounted cash flows. We recognize an impairment loss if the amount of the asset's carrying value exceeds the asset's estimated fair value. If we recognize an impairment loss, the adjusted carrying amount of the asset becomes its new cost basis. We may also accelerate depreciation over the asset's revised useful life if it is identified for replacement or abandonment at a specific future date. In fiscal years 2010 and 2009, we recorded non-cash charges of $0.2 million and less than $0.1 million, respectively, for impairment of long-lived assets.	Our impairment loss calculations contain uncertainties because they require management to make assumptions and to apply judgment in order to estimate future cash flows and asset fair values, including forecasting useful lives of the assets. Depending on the assumptions and estimates used, the estimated future cash flows projected in the evaluation of long-lived assets can vary within a wide range of outcomes. We believe we have approximately $0.1 million in net carrying value of assets held for use where an impairment charge is reasonably possible within the next twelve months.	We have not made any material changes in our impairment loss assessment methodology during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate long-lived asset impairment losses. However, if actual results are not consistent with our estimates and assumptions used in estimating future cash flows and asset fair values, we may be exposed to losses that could be material.
Deferred Tax Assets—Valuation Allowance We recorded a valuation allowance to reduce our deferred tax assets to the amount we believe is more likely than not to be realized. As we determined that it is more likely than not that the benefit from our deferred tax assets will not be realized, we have a valuation allowance against net deferred tax assets of $16.9 million. If our assumptions change	Our valuation allowance contains uncertainties because management is required to make assumptions and to apply judgment to estimate the future realization of net deferred tax assets. At year end 2010, we determined that it remained more likely than not that our deferred tax assets would not be realized.	We apply consistent methodologies to assess the need for a valuation allowance each quarter. Although management believes that its judgments and estimates are reasonable, realization of net deferred tax assets ultimately depends on future taxable income. Actual results could differ.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
and we determine we will be able to realize these deferred tax assets the tax benefits related to any reversal of the valuation allowance will be accounted for in the period in which we make such determination.		
Liabilities for Self Insurance or High Deductible Losses		
We are self-insured for certain losses, including those related to employee healthcare. However, we obtain third-party insurance coverage to limit our exposure to these claims. In other cases, we purchase commercial insurance, such as for workers' compensation and general liability claims. We insure workers' compensation losses through a high-deductible program, and we recognize our liability for the ultimate payment of incurred claims and claims adjustment expenses by accruing liabilities on an actuarial basis which represent estimates of future amounts necessary to pay claims and related expenses with respect to covered events that have occurred. When estimating our liabilities relating to self-insurance or high-deductible insurance programs, we consider a number of factors, including historical claims experience, severity factors and actuarial analysis. Periodically, management reviews its assumptions and the valuations provided by actuarial analysis to determine the adequacy of our self-insured liabilities.	Liabilities for our self-insured losses or high-deductible insurance programs contain uncertainties because management is required to make assumptions and to apply judgment to estimate the ultimate cost to settle reported claims and claims incurred but not reported as of the balance sheet date.	We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate these liabilities. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material. A 10% change in our self-insured liabilities and loss reserves relating to high-deductible insurance programs at January 1, 2011, would have affected net income by approximately $0.3 million in the fiscal year then ended.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Share-Based Compensation We have a share-based compensation plan under which we award non-qualified stock options and restricted stock. We also have an associate stock buying plan. For more information, see Note 2 to our consolidated financial statements in Item 8 of this report. We determine the fair value of our non-qualified stock option awards at the date of grant using the Black-Scholes Merton option-pricing model. We determine the fair value of our restricted stock awards and associate stock buying plan purchases using similar valuation techniques and the closing market price of our common stock.	Option-pricing models and generally accepted valuation techniques require management to make assumptions and to apply judgment to determine the fair value of our awards. These assumptions and judgments include estimating the future volatility of our stock price, expected dividend yield, future employee turnover rates and future employee stock option exercise behaviors. Changes in these assumptions can materially affect the fair value estimate.	We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to determine share-based compensation expense. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to changes in share-based compensation expense that could be material. If actual results are not consistent with the assumptions used, the share-based compensation expense reported in our financial statements may not be representative of the actual economic cost of the share-based compensation. A 10% change in our assumptions, such as volatility or expected term, for share-based compensation expense for the fiscal year ended January 1, 2011, would have affected net income by approximately $0.1 million in the fiscal year then ended.

ITEM 7A—QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We do not undertake any specific actions to diminish our exposure to interest rate or currency rate risk, and we are not a party to any interest rate or currency rate risk management transactions. We do not purchase or hold any derivative financial instruments.

At the end of the 2010, we had no outstanding long-term debt and as such would not be impacted by a change in interest rates. In the third quarter of 2010, we entered into a four-year, amended and restated loan and security agreement pursuant to which the Company has up to $140.0 million in borrowing capacity. There are various interest rate options available, for more information, see Note 5 to our consolidated financial statements in Item 8 of this report.

A 10% increase in the exchange rate of the U.S. dollar versus the Canadian dollar would have an effect of reducing our pre-tax income and cash flows by approximately $0.9 million over the next year.

ITEM 8—FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements due to error or fraud on a timely basis. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of our internal control over financial reporting as of January 1, 2011. In making its assessment of the effectiveness of internal control over financial reporting, management used the criteria set forth in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Management has concluded that our internal control over financial reporting was effective as of January 1, 2011, based on the criteria set forth in Internal Control—Integrated Framework issued by the COSO.

Our internal control over financial reporting as of January 1, 2011 has been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their report which is included in this report.

/s/ GEOFFREY A. EISENBERG	/s/ THOMAS R. MORAN
Geoffrey A. Eisenberg **President and Chief Executive Officer** **(principal executive officer)**	**Thomas R. Moran** **Senior Vice President and Chief Financial Officer** **(principal financial officer)**
March 14, 2011	March 14, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
West Marine, Inc.

We have audited West Marine, Inc. (a Delaware Corporation) and Subsidiaries' internal control over financial reporting as of January 1, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). West Marine, Inc. and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, West Marine, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of January 1, 2011, based on criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of West Marine, Inc. and Subsidiaries as of January 1, 2011 and January 2, 2010, and the related consolidated statement of operations, stockholders' equity, and cash flows for each of the two years in the period ended January 1, 2011, and our report dated March 14, 2011 expressed an unqualified opinion thereon.

/s/ GRANT THORNTON LLP
San Francisco, CA
March 14, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
West Marine, Inc.

We have audited the accompanying consolidated balance sheets of West Marine, Inc. (a Delaware corporation) and Subsidiaries as of January 1, 2011 and January 2, 2010, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the two years in the period ended January 1, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of West Marine, Inc. and Subsidiaries as of January 1, 2011 and January 2, 2010, and the results of their operations and their cash flows for each of the two years in the period ended January 1, 2011 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), West Marine, Inc. and Subsidiaries' internal control over financial reporting as of January 1, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 14, 2011 expressed an unqualified opinion.

/s/ GRANT THORNTON LLP
San Francisco, CA
March 14, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
West Marine, Inc.
Watsonville, California

We have audited the accompanying consolidated statements of operations, stockholders' equity and cash flows of West Marine, Inc. and Subsidiaries (the "Company") for the fiscal year ended January 3, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of West Marine, Inc. and Subsidiaries for the fiscal year ended January 3, 2009 , in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
San Francisco, California
March 16, 2009

WEST MARINE, INC.
CONSOLIDATED BALANCE SHEETS
JANUARY 1, 2011 AND JANUARY 2, 2010
(in thousands, except share data)

	Fiscal Year-End	
	2010	**2009**
ASSETS		
Current assets:		
Cash and cash equivalents	$ 22,019	$ 10,279
Trade receivables, net of allowances of $431 in 2010 and $580 in 2009	5,605	5,566
Merchandise inventories	201,588	196,631
Deferred income taxes	2,997	1,299
Other current assets	16,739	19,805
Total current assets	248,948	233,580
Property and equipment, net	56,483	56,278
Intangibles, net	78	116
Other assets	3,377	2,263
TOTAL ASSETS	$308,886	$292,237
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 29,403	$ 32,591
Accrued expenses, and other	42,929	43,369
Total current liabilities	72,332	75,960
Deferred rent, and other	14,793	11,933
Total liabilities	87,125	87,893
Stockholders' equity:		
Preferred stock, $.001 par value: 1,000,000 shares authorized; no shares outstanding	—	—
Common stock, $.001 par value: 50,000,000 shares authorized; 22,656,083 shares issued and 22,625,193 shares outstanding at January 1, 2011 and 22,376,873 shares issued and 22,345,983 shares outstanding at January 2, 2010	23	22
Treasury stock	(385)	(385)
Additional paid-in capital	181,891	177,459
Accumulated other comprehensive loss	(749)	(506)
Retained earnings	40,981	27,754
Total stockholders' equity	221,761	204,344
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$308,886	$292,237

See notes to consolidated financial statements.

WEST MARINE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE FISCAL YEARS ENDED JANUARY 1, 2011, JANUARY 2, 2010 AND JANUARY 3, 2009
(in thousands, except per share data)

	2010	2009	2008
Net revenues	$622,802	$588,416	$631,258
Cost of goods sold	447,161	427,501	463,812
Gross profit	175,641	160,915	167,446
Selling, general and administrative expense	160,838	152,303	176,830
Store closures and other (recoveries) restructuring costs (Note 3)	(261)	(1,746)	10,687
Impairment of long-lived assets (Note 1)	180	13	2,861
Income (loss) from operations	14,884	10,345	(22,932)
Interest expense	637	806	2,338
Income (loss) before taxes	14,247	9,539	(25,270)
Provision (benefit) for income taxes	1,020	(2,837)	13,530
Net income (loss)	$ 13,227	$ 12,376	$ (38,800)
Net income (loss) per common and common equivalent share—			
Basic	$ 0.59	$ 0.56	$ (1.76)
Diluted	$ 0.57	$ 0.55	$ (1.76)
Weighted average common and common equivalent shares outstanding—			
Basic	22,492	22,215	21,993
Diluted	23,014	22,347	21,993

See notes to consolidated financial statements.

WEST MARINE, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
FOR THE FISCAL YEARS ENDED JANUARY 1, 2011, JANUARY 2, 2010 AND JANUARY 3, 2009
(in thousands, except share data)

	Common Shares Outstanding	Common Stock	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Total Comprehensive Income (Loss)
Balance at December 29, 2007	21,893,474	$22	$(348)	$170,988	$ 54,177	$ (327)	$224,512	$(50,171)
Net loss					(38,800)		(38,800)	$(38,800)
Foreign currency translation adjustment, net of tax of ($595)						917	917	917
Common stock issued under equity compensation plan	28,313			2,261			2,261	
Tax deficiency from equity issuance				(89)			(89)	
Treasury shares acquired	(3,969)		(18)				(18)	
Sale of common stock pursuant to associates stock buying plan	197,559			837			837	
Balance at January 3, 2009	22,115,377	$22	$(366)	$173,997	$ 15,377	$ 590	$189,620	$(37,883)
Net income					12,376		12,376	$ 12,376
Foreign currency translation adjustment, net of tax of ($34)						(1,096)	(1,096)	(1,096)
Common stock issued under equity compensation plan	88,393			2,704			2,704	
Tax benefit from equity issuance, including excess tax benefit of $52				46			46	
Treasury shares acquired	(3,318)		(19)				(19)	
Sale of common stock pursuant to associates stock buying plan	145,531			712			712	
Balance at January 2, 2010	22,345,983	$22	$(385)	$177,459	$ 27,754	$ (506)	$204,344	$ 11,280
Net income					13,227		13,227	$ 13,227
Foreign currency translation adjustment, net of tax of $0						(243)	(243)	(243)
Common stock issued under equity compensation plan	195,758	1		3,522			3,523	
Tax benefit from equity issuance, including excess tax benefit of $283				292			292	
Sale of common stock pursuant to associates stock buying plan	83,452			618			618	
Balance at January 1, 2011	22,625,193	$23	$(385)	$181,891	$ 40,981	$ (749)	$221,761	$ 12,984

See notes to consolidated financial statements.

WEST MARINE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE FISCAL YEARS ENDED JANUARY 1, 2011, JANUARY 2, 2010 AND JANUARY 3, 2009
(in thousands)

	2010	2009	2008
OPERATING ACTIVITIES:			
Net income (loss)	$ 13,227	$ 12,376	$(38,800)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	14,926	17,030	18,780
Impairment of long-lived assets	180	13	2,861
Share-based compensation	2,506	2,410	2,255
Tax benefit (deficiency) from equity issuance	292	46	(89)
Excess tax deficiency from share-based compensation	(283)	(52)	—
Deferred income taxes	(825)	(580)	14,568
Provision for doubtful accounts	80	375	639
Lower of cost or market inventory adjustments	1,966	2,580	3,296
Loss on asset disposals	192	160	925
Changes in assets and liabilities:			
Trade receivables	(119)	(117)	241
Merchandise inventories	(6,922)	23,389	22,410
Other current assets	3,066	(3,436)	5,116
Other assets	(582)	(1,037)	1,806
Accounts payable	(4,358)	6,077	(8,317)
Accrued expenses and other	(440)	1,113	(5,520)
Deferred items and other non-current liabilities	1,987	2,286	469
Net cash provided by operating activities	24,893	62,633	20,640
INVESTING ACTIVITIES:			
Proceeds from sale of property and equipment	71	32	125
Purchases of property and equipment	(14,139)	(13,755)	(15,064)
Net cash used in investing activities	(14,068)	(13,723)	(14,939)
FINANCING ACTIVITIES:			
Borrowings on line of credit	46,890	36,537	88,107
Repayments on line of credit	(46,890)	(83,537)	(93,407)
Payment of loan costs	(980)	—	—
Proceeds from exercise of stock options	1,017	294	6
Proceeds from sale of common stock pursuant to Associates Stock Buying Plan	618	712	837
Excess tax benefit from share-based compensation	283	52	—
Treasury shares acquired	—	(19)	(18)
Net cash provided by (used in) financing activities	938	(45,961)	(4,475)
Effect of exchange rate changes on cash	(23)	(143)	121
NET INCREASE IN CASH	11,740	2,806	1,347
CASH AT BEGINNING OF PERIOD	10,279	7,473	6,126
CASH AT END OF PERIOD	$ 22,019	$ 10,279	$ 7,473
Other cash flow information:			
Cash paid for interest	$ 475	$ 810	$ 2,361
Cash (refunded) paid for income taxes	(2,325)	1,929	(3,070)
Non-cash investing activities			
Property and equipment additions in accounts payable	1,465	295	343

See notes to consolidated financial statements.

WEST MARINE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS—West Marine Inc. and its consolidated subsidiaries ("West Marine" or the "Company," unless the context requires otherwise) is a specialty retailer of boating supplies and has three reportable segments—Stores, Port Supply (wholesale) and Direct Sales (Internet and call center)—which all sell aftermarket recreational boating supplies directly to customers. At January 1, 2011, West Marine offered its products through 327 Company-operated stores in 38 states, Puerto Rico, Canada and three franchised stores in Turkey (for more information, see Note 11), through its call center channel and on the Internet. The Company is also engaged, through its Port Supply division and its stores, in the wholesale distribution of products to commercial customers and other retailers.

West Marine was incorporated in Delaware in September 1993 as the holding company for West Marine Products, Inc., which was incorporated in California in 1976. The Company's principal executive offices are located in Watsonville, California.

RECLASSIFICATIONS—Certain prior fiscal year balances have been reclassified to conform to the current fiscal year presentation.

PRINCIPLES OF CONSOLIDATION—The consolidated financial statements include the accounts of West Marine, Inc. and its subsidiaries, all of which are wholly-owned, directly or indirectly. Intercompany balances and transactions are eliminated in consolidation.

YEAR-END—The Company's fiscal year consists of 52 or 53 weeks, ending on the Saturday closest to December 31. Fiscal years 2010 and 2009 consisted of the 52 weeks ended January 1, 2011 and January 2, 2010, respectively and the 2008 fiscal year consisted of the 53 weeks ended January 3, 2009. The impact on the Company's consolidated financial statements of the additional week was immaterial. References to 2010, 2009 and 2008 are to the fiscal years ended January 1, 2011, January 2, 2010 and January 3, 2009, respectively.

ACCOUNTING ESTIMATES—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include, but are not limited to, the following: useful lives and recoverability of fixed assets; inventory obsolescence and shrinkage reserves; capitalized indirect inventory costs; allowance for doubtful accounts receivable; calculation of accrued liabilities, including workers' compensation and other self-insured liabilities; sabbatical liability, sales returns reserves, unredeemed gift cards and loyalty program awards; vendor consideration earned; fair value of share-based compensation instruments, income tax valuation allowances and uncertain tax positions; goodwill impairment; legal liabilities; and asset retirement obligations. Actual results could differ from those estimates.

INVENTORIES—Merchandise inventories are carried at the lower of cost or market on an average cost basis. Capitalized indirect costs include freight charges for transporting merchandise to warehouses or store locations and operating costs incurred for merchandising, replenishment and distribution activities. Indirect costs included in inventory value at the end of fiscal years 2010 and 2009 were $18.3 million and $19.2 million, respectively. Indirect costs included in inventory value are recognized as an increase in cost of goods sold as the related products are sold.

Inventories are written down to market value when cost exceeds market value, based on historical experience and current information. Reserves for estimated inventory shrinkage based on historical shrinkage rates determined by the Company's physical merchandise inventory counts and cycle counts was $2.9 million at the end of fiscal years 2010 and 2009. Reserves for estimated inventory market value below cost, based upon current levels of aged and discontinued product and historical analysis of inventory sold below cost, was $4.8 million and $5.7 million at the end of fiscal years 2010 and 2009, respectively.

DEFERRED CATALOG AND ADVERTISING COSTS—The Company capitalizes the direct cost of producing and distributing its catalogs. Capitalized catalog costs are amortized, once a catalog is mailed, over the expected net sales period, which is generally from one month to 11 months. Advertising costs, which are included in selling, general and administrative ("SG&A") expense, are expensed as incurred and were $5.6 million, $5.8 million and $11.1 million in 2010, 2009 and 2008, respectively.

PROPERTY AND EQUIPMENT—Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the various assets, as follows:

	Estimated Useful Lives
Furniture and equipment	3–7 years
Computer software and hardware	3–5 years
Buildings	25 years

Leasehold improvements are amortized over the lesser of the expected lease term or the estimated useful life of the improvement which is usually about 10 years.

CAPITALIZED INTEREST—The Company capitalizes interest on major capital projects. The Company capitalized $0.1 million in 2010, less than $0.1 million in 2009 and $0.1 million in 2008.

CAPITALIZED SOFTWARE COSTS—Capitalized computer software, included in property and equipment, reflects costs related to internally-developed or purchased software that are capitalized and amortized on a straight-line basis, generally over a period ranging from three to five years.

INTANGIBLE ASSETS—The Company completes an impairment test annually or more frequently if evidence of possible impairment arises. No impairment was recognized in 2008, 2009 or 2010. Amortization expense for other intangible assets was less than $0.1 million in each of the years 2010, 2009 and 2008. Amortization expense in each of the next three years is not deemed significant.

ASSET RETIREMENT OBLIGATIONS—The Company estimates the fair value of obligations to clean up and restore leased properties under agreements with landlords and records the amount as a liability when incurred. Liabilities for asset retirement obligations were $0.7 million at year-end 2010 and $0.4 million at year-end 2009 and year-end 2008.

IMPAIRMENT OF LONG-LIVED ASSETS—The Company reviews long-lived assets, including intangible assets and property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the undiscounted future cash flows from the long-lived asset are less than the carrying value, a loss equal to the difference between carrying value and the fair market value of the asset is recorded. The Company recorded asset impairment charges of $0.2 million in fiscal 2010, less than $0.1 million in fiscal 2009 and $2.9 million in 2008, in each case primarily due to store closures.

FACILITY CLOSING COSTS—The Company records an obligation for the present value of estimated costs that will not be recovered in the period a store, distribution center or other facility is closed. These costs include employment termination benefits, lease contract termination costs and the book value of abandoned property. For more information, see Note 3.

SELF-INSURANCE OR HIGH DEDUCTIBLE LOSSES—The Company uses a combination of insurance and self-insurance for a number of risk management activities including workers' compensation, general liability and employee-related health care benefits, a portion of which is paid by its associates. Liabilities associated with these risks are estimated primarily based on amounts determined by actuarial analysis, and accrued in part by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions. Any actuarial projection of losses is subject to a high degree of variability. Among the causes of this variability are unpredictable external factors affecting future inflation rates, litigation trends, legal interpretations, benefit level changes and claim settlement patterns.

DEFERRED RENT—Certain of the Company's operating leases contain periods of free or reduced rent or contain predetermined fixed increases in the minimum rent amount during the lease term. For these leases, the Company recognizes rent expense on a straight-line basis over the expected life of the lease, generally about 10 years, including periods of free rent, and records the difference between the amount charged to rent expense and the rent paid as deferred rent. Tenant improvement allowances received from landlords are deferred and amortized to reduce rent expense over the expected life of the lease.

INCOME TAXES—Income taxes are accounted for using the asset and liability method. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. A valuation allowance is recorded to reduce deferred tax assets to the amount estimated as more likely than not to be realized. The Company also accounts for uncertainties in income taxes recognized in its financial statements. For more information, see Note 8.

FAIR VALUE OF FINANCIAL INSTRUMENTS—In the first quarter of 2008, the Company adopted an accounting standard update related to fair value measurements and disclosures. This update defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability.

The fair value hierarchy prescribed under accounting principles generally accepted in the United States, or GAAP, contains three levels, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. As of January 1, 2011, $20.0 million of the Company's cash equivalents consisted of a money market deposit account and is classified within Level 1 because it is valued using quoted market prices.

REVENUE RECOGNITION—Sales, net of estimated returns, are recorded when merchandise is purchased by customers at retail locations. Revenue is recognized when merchandise shipped from a warehouse is received by the customer, based upon the estimated date of receipt by the customer. Reserves for sales returns were as follows:

	2010	2009	2008
		(in thousands)	
Reserve for product sales returns—beginning balance	$ (924)	$ (809)	$ (450)
Additions	(1,614)	(1,326)	(2,794)
Deductions	1,543	1,211	2,435
Reserve for product sales returns—ending balance	(995)	(924)	(809)

ACCOUNTS RECEIVABLE—Accounts receivable consists of amounts owed to West Marine for sales of services or goods on credit for our wholesale customers. We maintain an allowance for doubtful accounts receivable for estimated losses resulting from the inability of our customers to make required payments. We determine this allowance based on overall estimated exposure. Factors impacting the allowance include the level of gross receivables, the financial condition of our customers and the economic risks for certain customers. The allowances for doubtful accounts receivable were as follows:

	2010	2009	2008
		(in thousands)	
Allowance for doubtful accounts receivable—beginning balance	$(580)	$(625)	$(423)
Additions	(613)	(533)	(632)
Write-offs, net of recoveries	145	305	363
Deductions and other adjustments	617	273	67
Allowance for doubtful accounts receivable—ending balance	$(431)	$(580)	$(625)

UNREDEEMED GIFT CARDS—Aggregate sales of gift cards for fiscal years 2010, 2009 and 2008 were $14.4 million, $13.1 million and $13.7 million, respectively. Sales of gift cards are deferred and treated as a liability on our balance sheet either until redeemed by customers in exchange for products or until we determine that future redemption of the card by the customer is remote, also called "breakage." Breakage for unused gift cards is recognized using the "redemption recognition method." Under this method, we estimate breakage based on Company-specific data by analyzing historical experience and deriving a rate that represents the amount of gift cards that are expected to be unused and not subject to escheatment. This rate is then applied, and breakage is recognized in income, over the period of redemption. Gift card breakage income for 2010, 2009 and 2008 was $0.5 million, $0.2 million and $0.5 million, respectively, and is included as net revenues in our operating results.

WEST ADVANTAGE CUSTOMER LOYALTY PROGRAMS—The Company has a customer loyalty program which allow members to earn points on qualifying purchases. Points earned entitle members to receive certificates that may be redeemed on future purchases through any retail sales channel. A liability is recognized and included in accrued liabilities and recorded as a reduction of revenue at the time the points are earned and/or certificates are issued, based on the retail value of certificates projected to be redeemed, less an estimate of breakage based upon historical redemption patterns.

COST OF GOODS SOLD—Cost of goods sold includes costs related to the purchase, transportation and storage of merchandise, shipping expense and store occupancy costs. Consideration in the form of cash or credits received from vendors is recorded as a reduction to cost of goods sold as the related products are sold.

COMPREHENSIVE INCOME (LOSS)—Comprehensive income (loss) consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes income, expenses, gains and losses that bypass the income statement and are reported directly as a separate component of equity. The Company's comprehensive income (loss) in the Consolidated Statements of Stockholders' Equity consists of net loss and foreign currency translation adjustments for all periods presented.

FOREIGN CURRENCY—Translation adjustments result from translating foreign subsidiaries' financial statements into U.S. dollars. West Marine Canada's functional currency is the Canadian dollar. Balance sheet accounts are translated at exchange rates in effect at the balance sheet date. Income statement accounts are translated at average exchange rates during the year. Resulting translation adjustments are included as a component of Other Comprehensive Income in the Consolidated Statements of Stockholders' Equity. Gains (losses) from foreign currency transactions included in SG&A expense for 2010, 2009 and 2008 were $0.4 million, $1.9 million and $(2.8) million, respectively.

ACCRUED EXPENSES—Accrued expenses consist of the following (in thousands):

	2010	2009
Accrued compensation and benefits	$10,637	$10,451
Accrued bonus	8,384	8,325
Costs associated with exit activities	2,242	4,525
Unredeemed gift cards	6,232	5,892
Other accrued expense	15,434	14,176
Accrued expenses	$42,929	$43,369

NET INCOME (LOSS) PER SHARE—Basic net income (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share reflects the potential dilution that could occur if unvested restricted shares and outstanding options to purchase common stock were exercised. Options to purchase approximately 2.1 million shares, 1.7 million shares and 3.6 million shares of common stock that were outstanding in 2010, 2009 and 2008, respectively, have been excluded from the calculation of diluted income (loss) per share because inclusion of such shares would be anti-dilutive.

The following is a reconciliation of the Company's basic and diluted net income (loss) per share computations (shares in thousands):

	2010		2009		2008	
	Shares	Net Income Per Share	Shares	Net Income Per Share	Shares	Net Loss Per Share
Basic	22,492	$ 0.59	22,215	$ 0.56	21,993	$(1.76)
Effect of dilutive stock options	522	(0.02)	132	(0.01)	—	—
Diluted	23,014	$ 0.57	22,347	$ 0.55	21,993	$(1.76)

DERIVATIVE INSTRUMENTS—The Company did not purchase or hold any derivative financial instruments during the three years ended January 1, 2011.

SUBSEQUENT EVENTS—Subsequent events were evaluated through the date these consolidated financial statements were issued. For more information, see Note 11.

CASH AND CASH EQUIVALENTS—Cash primarily consists of cash on hand and bank deposits, of which approximately $0.7 million exceeded FDIC insurance limits as of January 1, 2011. As of January 1, 2011, $20.0 million of the Company's cash equivalents consisted of a money market deposit account.

Outstanding checks in excess of funds on deposit (book overdrafts) totaled $0.8 million at January 1, 2011, and are reflected as accounts payable in the consolidated balance sheet.

SABBATICAL LEAVE—Certain full-time associates are eligible to receive sabbatical leave after each 10 years of continuous employment. The estimated sabbatical liability is based on a number of factors, including actuarial assumptions and historical trends. In fiscal years 2010 and 2009, the Company had a recorded liability of $0.9 million and $0.8 million, respectively, as an estimate of accumulated sabbatical leave as of the respective balance sheet dates.

NEW ACCOUNTING PRONOUNCEMENTS—

Variable Interest Entities

During the first quarter of fiscal year 2010, West Marine adopted new accounting guidance which amends the evaluation criteria to identify the primary beneficiary of a variable interest entity ("VIE") and requires ongoing reassessment of whether an enterprise is the primary beneficiary of the VIE. The new guidance changes the consolidation rules for VIEs, including the consolidation of common structures, such as joint ventures, equity method investments and collaboration arrangements. The guidance is applicable to all new and existing VIEs. The adoption of this new accounting guidance did not have a material impact on the Company's consolidated financial position, results of operations or financial condition due to the fact that the Company does not have any VIEs.

Improving Disclosures About Fair Value Measurements

In January 2010, the Financial Accounting Standards Board ("FASB") issued new accounting guidance related to the disclosure requirements for fair value measurements and provided clarification for existing disclosure requirements. More specifically, this update required (a) an entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and to describe the reasons for the transfers, and (b) information about purchases, sales, issuances and settlements to be presented separately, on a gross basis rather than net, in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This guidance clarified existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value, and required disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. The new disclosures and clarifications of existing disclosure were effective beginning January 1, 2010, except for the disclosure requirements related to the purchases, sales, issuances and settlements in the roll-forward activity of Level 3 fair value measurements, which are effective for fiscal years ending after December 31, 2010. The adoption of this new accounting guidance impacts only disclosure requirements and did not have an impact on the Company's consolidated financial position, results of operations or financial condition.

NOTE 2: SHARE-BASED COMPENSATION

West Marine's amended and restated Omnibus Equity Incentive Plan (the "Plan") is intended to provide flexibility to the Company in its ability to motivate, attract and retain the services of associates, non-employee directors and consultants upon whose judgment, interest and special effort the successful conduct of its operation is largely dependent. The Plan permits a variety of compensation methods, including non-qualified stock options, incentive stock options, restricted stock and other share-based awards. All associates, non-employee directors and consultants are eligible to participate under the Plan, with the exception of Randolph K. Repass, Chairman of the Company's Board of Directors and a significant, but not controlling, stockholder. At year-end 2010, 8,400,000 shares of common stock had been reserved under the Plan and 288,576 shares were available for future issuance.

The Company recognizes compensation expense for share-based payments based on the grant date fair value of the awards. Share-based payments consist of stock option grants, restricted share awards and stock purchase plan issuances, each as described further below.

On December 22, 2005, the Board of Directors of the Company, upon the recommendation of the Board's Governance and Compensation Committee, approved the acceleration of vesting of all stock options then held by current associates, making all of the outstanding stock options at December 31, 2005 vested and exercisable, primarily to avoid recognition of compensation expense in future periods. The additional pre-tax expense that, absent the accelerated vesting, would have been reflected in the Company's consolidated statements of income for 2009 and 2008 was approximately $1.4 million and $3.7 million, respectively.

Share-based compensation expense for 2010, 2009 and 2008 was approximately $2.5 million, $2.4 million and $2.3 million, respectively, of which expense for stock options was $2.2 million, $2.0 million and $1.7 million in 2010, 2009 and 2008, respectively. In 2010, the Company recognized $0.3 million in tax benefits from stocks options exercised, restricted stock vested and disqualifying stock purchase plan transactions, of which $0.3 million was recognized as excess tax benefits in additional paid-in capital and $0.3 million was recognized as cash flow from financing activities. In 2009, the Company recognized $0.1 million in tax benefits from stocks options exercised, restricted stock vested and disqualifying stock purchase plan transactions, of which $0.1 million was recognized as excess tax benefits in additional paid-in capital and $0.1 million was recognized as cash flow from financing activities. In 2008, the Company did not recognize any tax benefits from settlement of equity compensation, because its overall tax position was a net operating loss. The tax benefit was included in the Company's consolidated statement of operations for the same period. Share-based compensation of $0.3 million was included in capitalized indirect inventory in 2010 and $0.4 million in both 2009 and 2008.

Included in cost of goods sold and SG&A expense is share-based compensation expense, net of estimated forfeitures, that have been included in the statements of operations for all share-based compensation arrangements as follows:

(in thousands)	2010	2009	2008
Cost of goods sold	$ 334	$ 409	$ 422
Selling, general and administrative expense	2,172	2,001	1,833
Share-based compensation expense	$2,506	$2,410	$2,255

Stock Options

West Marine awards options to purchase shares of common stock to its non-employee directors and to certain eligible associates employed at the time of the grant. Options granted to associates under the Plan after year-end 2006 vest over three years and expire five years following the grant date. Grants in 2006 vest over four years and generally expire five years from the grant date. Options granted to non-employee directors vest after six months and expire five years from grant date. The Company has determined the fair value of options awarded by applying the Black-Scholes Merton option pricing valuation model and using following assumptions:

	2010	2009	2008
Expected price volatility	51%	44%	44%
Risk-free interest rate	0.9%-1.7%	1.2%-1.9%	2.1%-2.9%
Weighted-average expected term (years)	3.5	3.3	3.5
Dividend yield	—	—	—

Expected price volatility: This is the percentage amount by which the price of West Marine common stock is expected to fluctuate annually during the estimated expected life for stock options. Expected price volatility is calculated using historical daily closing prices over a period matching the weighted-average expected term, as management believes such changes are the best indicator of future volatility. An increase in expected price volatility would increase compensation expense.

Share issuance: The Company's policy is to issue new shares of common stock for purchase under the Plan. Shares of common stock are authorized by the Company's Board of Directors, subject to stockholder approval, for issuance under the Plan. Subject to adjustment, the maximum number of shares currently available for grant under the Plan may not exceed 8,400,000 shares.

Risk-free interest rate: This is the U.S. Treasury zero-coupon rate, as of the grant date, for issues having a term equal to the expected life of the stock option. An increase in the risk-free interest rate would increase compensation expense.

Expected term: This is the period of time over which stock options are expected to remain outstanding. The Company calculates expected term based on the average of the vesting period and the full contractual term. An increase in the expected term would increase compensation expense.

Dividend yield: The Company historically has not made any dividend payments nor does it expect to pay dividends in the foreseeable future. An increase in the dividend yield would decrease compensation expense.

A summary of the Company's stock option activity in 2010, 2009 and 2008 is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Option Grant Date Fair Value
Outstanding at year-end 2007 (2,176,825 stock options exercisable at a weighted-average price of $19.10)	2,914,874	17.96	10.24
Granted	1,214,610	5.15	1.81
Exercised	(1,429)	4.51	3.18
Forfeited	(90,526)	11.63	4.16
Expired	(305,946)	18.56	12.03
Outstanding at year-end 2008 (2,100,069 stock options exercisable at a weighted-average price of $18.57)	3,731,583	13.89	7.52
Granted	724,375	5.82	1.89
Exercised	(60,969)	4.82	2.31
Forfeited	(100,970)	7.49	2.63
Expired	(657,447)	20.49	11.98
Outstanding at year-end 2009 (1,969,741 stock options exercisable at a weighted-average price of $15.32)	3,636,572	11.37	5.80
Granted	734,875	10.95	4.12
Exercised	(184,995)	5.49	2.82
Forfeited	(79,856)	8.11	2.89
Expired	(354,795)	18.84	12.00
Outstanding at year-end 2010 (2,238,084 stock options exercisable at a weighted-average price of $12.85)	3,751,801	10.93	5.08

The weighted-average grant date fair value of options granted in 2010, 2009 and 2008 was $4.12, $1.89 and $1.81 per share, respectively. The aggregate fair value of options vested during 2010, 2009 and 2008 was $5.4 million, $3.5 million and $2.0 million, respectively.

As of market close January 1, 2011, the aggregate intrinsic value for stock options outstanding was $8.7 million in the aggregate, and $4.6 million for options exercisable. The total intrinsic value of options actually exercised was $0.9 million in 2010, $0.2 million in 2009 and de minimis in 2008. In 2010, the weighted-average grant date fair value of options for options granted was $4.12 per share. There were 1,643,154 options that vested in 2010 with an aggregate grant date fair value of $5.4 million. At January 1, 2011, unrecognized compensation expense for stock options, net of expected forfeitures, was $3.1 million, with a weighted-average expense recognition period of 2.0 years.

Additional information for options outstanding at year-end 2010 is as follows:

	Outstanding Options			Exercisable Options		
Range of Exercise Prices	Shares Outstanding	Weighted Average Remaining Contractual Term (Years)	Weighted Average Exercise Price	Exercisable Shares	Weighted Average Remaining Contractual Term (Years)	Weighted Average Exercise Price
$ 0 – $ 7.00	1,688,384	2.7	$ 5.46	881,554	2.5	$ 5.40
7.01 – 10.75	9,500	3.9	8.91	1,320	3.6	9.32
10.76 – 15.54	1,319,005	2.9	12.72	622,991	1.2	14.68
15.55 – 22.00	539,297	1.6	16.77	531,479	1.6	16.77
22.01 – 29.70	195,615	3.2	29.51	200,740	3.2	29.51
$ 0 – 29.70	3,751,801	2.6	$10.93	2,238,084	2.0	$12.85

At January 1, 2011, there were 2,980,458 stock options expected to vest in the future, with an intrinsic value of $8.8 million, a weighted-average exercise price of $8.67 per share and a weighted-average remaining contractual term of 0.8 years.

Restricted Share Awards

The Plan also provides for awards of shares to eligible associates and non-employee directors that are subject to restrictions on transfer for a period of time (commonly referred to as "restricted shares"). Compensation expense for restricted share awards was $0.1 million. Unrecognized compensation expense for unvested restricted share awards, net of expected forfeitures, was less than $0.1 million in 2010. A summary of restricted share activity in 2010, 2009 and 2008 is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested at year-end 2007 (weighted-average remaining vesting period of 1.2 years)	28,440	15.88
Granted	10,529	4.73
Vested	(16,819)	15.40
Forfeited	(2,321)	16.58
Unvested at year-end 2008 (weighted-average remaining vesting period of 0.4 years)	19,829	10.28
Granted	8,030	5.97
Vested	(20,420)	9.95
Forfeited	(414)	16.58
Unvested at year-end 2009 (weighted-average remaining vesting period of 0.4 years)	7,025	5.97
Granted	7,303	10.60
Vested	(7,025)	5.97
Forfeited	—	
Unvested at year-end 2010 (weighted-average remaining vesting period of 0.5 years)	7,303	10.60

The weighted-average grant date fair value of restricted shares granted in 2010, 2009 and 2008 was $10.60, $5.97 and $4.73 per share, respectively. The total fair value of restricted shares vested in 2010 was less than $0.1 million, while 2009 and 2008 was $0.2 million and $0.3 million, respectively.

Associates Stock Buying Plan

The Company has an Associates Stock Buying Plan (the "Buying Plan") under which all eligible associates may elect to participate on semiannual grant dates. Participating associates purchase West Marine shares at 85% of the lower of the closing price on (a) the grant date or (b) the purchase date. Effective November 2009, the Company amended the Buying Plan to include a twelve calendar month holding period for all future purchases beginning on the date on which shares are purchased by participants under the Buying Plan. The number of shares purchased under the Buying Plan in 2010, 2009 and 2008 were 83,452, 145,531 and 197,559, respectively. Expense recognized in each of the years 2010, 2009 and 2008 was $0.3 million. Shares available for future issuance under the Buying Plan at the end of 2010, 2009 and 2008 were 675,596, 759,046 and 154,579, respectively. Assumptions used in determining the fair value of grants under the Buying Plan during 2010, 2009 and 2008 were as follows:

	2010	2009	2008
Expected price volatility	52%-60%	55%-70%	66%-67%
Risk-free interest rate	0.2%-0.3%	0.2%-0.3%	0.2%-0.9%
Weighted-average expected term (years)	0.5	0.5	0.5
Dividend yield	—	—	—

NOTE 3: STORE CLOSURES AND OTHER RESTRUCTURING COSTS

Restructuring charges include severance costs, lease termination fees, legal and professional fees paid for lease termination negotiations, and other costs associated with the closure of facilities. Severance benefits are detailed in approved severance plans, which are specific as to number, position, location and timing. In addition, severance benefits are communicated in specific detail to affected employees and are unlikely to change when costs are recorded. Costs are recognized over the period services are rendered, otherwise they are recognized when they are communicated to the employees. Other associated costs, such as legal and professional fees, are expensed as incurred.

During fiscal 2009, the Company reached an agreement to sublease a location which had a large lease termination obligation. The terms of this particular agreement were favorable as compared to the original estimate. This resulted in a $1.7 million reversal in 2009 of previously accrued estimated costs.

During fiscal 2008, management completed restructuring activities which included the closure of 24 stores, a distribution center located in Hagerstown, Maryland and a call center located in Largo, Florida. The closures did not collectively represent a segment, reporting unit, subsidiary or asset group of the Company and, therefore, were not considered discontinued operations. Store closure and other restructuring costs totaling $10.7 million consisted of $6.9 million for stores, $0.1 million for Port Supply, $2.9 million for the distribution center, $0.5 million for the call center and $0.3 million for reductions in force at the Watsonville Support Center. During 2008, the Company also recognized incremental expense for stores which were closed during the year ended December 30, 2006.

In 2008, due to unfavorable macro-economic conditions, West Marine increased reserves for lease contract termination obligations by an additional $2.0 million.

Costs and obligations (included in "Accrued liabilities" in the Company's consolidated balance sheets) recorded in 2010, 2009 and 2008 in conjunction with the store closures and other restructuring costs are as follows (in thousands):

	Termination Benefits and Other Costs	Store Lease Termination Costs	Total
Beginning balance, December 29, 2007	$ —	$ 1,988	$ 1,988
Charges	3,023	7,664	10,687
Payments	(1,954)	(1,652)	(3,606)
Ending balance, January 3, 2009	$ 1,069	$ 8,000	$ 9,069
Reduction in charges	(158)	(1,588)	(1,746)
Payments	(321)	(2,476)	(2,797)
Ending balance, January 2, 2010	$ 590	$ 3,936	$ 4,526
Reduction in charges	(45)	(216)	(261)
Payments	(252)	(1,771)	(2,023)
Ending balance, January 1, 2011	$ 293	$ 1,949	$ 2,242

NOTE 4: PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at fiscal year-end 2010 and 2009 (in thousands):

	At Year-End	
	2010	2009
Furniture and equipment	$ 61,854	$ 59,369
Computer software and hardware	94,117	92,511
Leasehold improvements	63,432	60,587
Land and building	7,439	7,439
Property and equipment, at cost	226,842	219,906
Accumulated depreciation and amortization	(170,359)	(163,628)
Property and equipment, net	$ 56,483	$ 56,278

Depreciation and amortization expense for property and equipment was $14.7 million, $16.7 million and $18.6 million in 2010, 2009 and 2008, respectively.

NOTE 5: LINES OF CREDIT AND LONG-TERM DEBT

On August 23, 2010, West Marine entered into a four-year amended and restated loan and security agreement pursuant to which the Company has up to $140.0 million in borrowing capacity. At the Company's option and subject to certain conditions set forth in the loan agreement, the Company may increase its borrowing capacity up to an additional $25.0 million during the term. The amount available to be borrowed is based on a percentage of certain of our inventory (excluding capitalized indirect costs) and accounts receivable. This loan agreement amends and supersedes our previous loan and security agreement that would have expired at the end of 2010.

The revolving credit facility is guaranteed by West Marine, Inc. and West Marine Canada Corp. (an indirect subsidiary of West Marine, Inc.) and secured by a security interest in all of our accounts receivable and inventory, certain other related assets, and all proceeds thereof. The revolving credit facility is available for general working capital and general corporate purposes.

At West Marine's election, borrowings under the revolving credit facility will bear interest at one of the following options: (1) the prime rate, which is defined in the loan agreement as the highest of (a) the federal funds rate, as in effect from time to time, plus one-half of one percent, (b) the LIBOR rate for a one-month interest period plus one percent, or (c) the rate of interest in effect for such day as publicly announced from time to time by Wells Fargo as its "prime rate;" or (2) the LIBOR rate quoted by the British Bankers Association for the applicable interest period. In each case, the applicable interest rate is increased by a margin imposed by the loan agreement. The applicable margin for any date will depend upon the amount of available credit under the revolving credit facility, and the margin range is between 1.50% and 2.00% for option (1) and between 2.50% and 3.00% for option (2). The loan agreement also imposes a commitment fee on the unused portion of the revolving credit facility available. For 2010, 2009 and 2008, the weighted-average interest rate on all of our outstanding borrowings was 1.5%, 1.8% and 4.2%, respectively.

Although the loan agreement contains customary covenants, including, but not limited to, restrictions on the Company's ability to incur liens, make acquisitions and investments, pay dividends and sell or transfer assets, it does not contain debt or other similar financial covenants, such as maintaining certain specific leverage, debt service or interest coverage ratios. Instead, the loan is asset-based (which means the Company's lenders maintain a security interest in the Company's inventory and accounts receivable which serve as collateral for the loan), and the amount the Company may borrow under its revolving credit facility at any given time is determined by the estimated value of these assets as determined by the lenders' appraisers. Additionally, the Company must maintain minimum revolving credit availability equal to the greater of $7 million or 10% of the borrowing base. In addition, there are customary events of default under our loan agreement, including failure to comply with our covenants. If we fail to comply with any of the covenants contained in the loan agreement, an event of default occurs which, if not waived by our lenders or cured within the applicable time periods, results in the lenders having the right to accelerate repayment of all outstanding indebtedness under the loan agreement before the stated maturity date and the revolving credit facility could be terminated. These events of default include, after the expiration of any applicable grace periods, payment defaults to the lenders, material inaccuracies of representations and warranties, covenant defaults, material payment defaults (other than under the loan agreement), voluntary and involuntary bankruptcy proceedings, material money judgments, material ERISA events, change of control and other customary defaults. A default under this loan agreement also could significantly and adversely affect the Company's ability to obtain additional or alternative financing. As of January 1, 2011, the Company was in compliance with the covenants under this loan agreement.

At the end of fiscal year 2010, there were no amounts outstanding under this credit facility, $89.9 million was available to be borrowed, and there was $0.9 million in unamortized loan costs. At the end of fiscal year 2010, the Company had $5.6 million of outstanding commercial and stand-by letters of credit.

NOTE 6: RELATED PARTY TRANSACTIONS

Since February 2002, West Marine has leased its store in Palo Alto, California from a trust, for which Randolph K. Repass is the trustee. Prior to that, the Company leased its Palo Alto store directly from Randolph K. Repass. The Company also leases its store in New Bedford, Massachusetts from a corporation of which Mr. Repass' brother is the President and his father is a member of the board of directors and a major stockholder. In addition, the Company leases its Watsonville, California support center and its stores in Santa Cruz, California and Braintree, Massachusetts from three partnerships. Mr. Repass is a general partner of each partnership and, together with certain members of his family, owns substantially all of the partnership interests in such partnerships. Geoffrey A. Eisenberg, the Company's Chief Executive Officer, is a 7.5% limited partner in the two partnerships from which the Company leases its Watsonville, California support center and its store in Santa Cruz, California. Pursuant to these leases, West Marine paid rent to the above-related parties during fiscal years 2010, 2009 and 2008 in the aggregate amount of approximately $1.5 million, $1.6 million and $1.9 million, respectively. As of January 1, 2011, there were no amounts due from related parties.

NOTE 7: COMMITMENTS AND CONTINGENCIES

The Company leases certain equipment, and space for its retail stores, its distribution centers and its support center. The Company also sublets space at various locations with both month-to-month and non-cancelable sublease agreements. The operating leases of certain stores provide for periodic rent adjustments based on store revenues, the consumer price index and contractual rent increases.

The aggregate minimum annual contractual payments under non-cancelable leases, reduced for sublease income, in effect at fiscal year-end 2010 were as follows (in thousands):

2011	$ 43,739
2012	38,135
2013	30,141
2014	24,837
2015	21,454
Thereafter	80,246
Minimum non-cancelable lease payments, net	$238,552

No assets of the Company were subject to capital leases at fiscal year-end 2010, 2009 and 2008. All but a limited number of the Company's purchase commitments, which are not material, are cancelable without payment and, therefore, have been excluded from the table.

Following is a summary of rent expense by component (in thousands):

	2010	2009	2008
Minimum rent	$44,273	$43,826	$51,927
Percent rent	87	98	114
Sublease income	(68)	(76)	(89)
Rent paid to related parties	1,528	1,608	1,851
Total rent expense	$45,820	$45,456	$53,803

The Company is party to various legal and administrative proceedings, claims and litigation arising from normal business activities. Based on the facts currently available, the Company does not believe that the disposition of matters that are pending or asserted, individually or in the aggregate, will have a material adverse effect on future financial results. However, an adverse judgment by a court, administrative or regulatory agency, arbitrator or a settlement could adversely impact the Company's results of operations in any given period.

In addition, the Company is subject to various routine and non-routine reviews, audits and investigations by various federal and state governmental regulators, including customs, environmental and tax authorities in the jurisdictions where it conducts business, which may result in assessments of additional taxes, penalties, interest or the revision and recoupment of past payments made based on audit findings. The Company accrues a liability for this type of contingency when it believes that it is both probable that a liability has been incurred and that it can reasonably estimate the amount of the loss. The Company believes it has adequately provided for obligations that would result from these legal and sales and use tax proceedings where it is probable it will pay some amounts and the amounts can be estimated; in some cases, however, it is too early to predict a final outcome. The Company is currently under audit for sales taxes in several jurisdictions. The tax periods open to examination by the major taxing jurisdictions for sales and use taxes are fiscal 2001 through fiscal 2009. Management believes that the ultimate resolution of these matters will not have a material effect on the Company's future financial condition or results of operations. Additionally, U.S. Customs and Border Protection ("CBP") performed a "focused assessment" of the Company's import practices and procedures for fiscal 2008. In preparing for the focused assessment, the Company found certain adjustments to duties owed relating to imported goods, submitted a voluntary prior disclosure relating to import trade activity covering fiscal years 2005 through 2009 to the agency identifying certain underpayments, and the Company has reflected in its consolidated financial statements the duties not paid as a result of these adjustments. Following an exit conference with CBP at the end of September 2010, CBP informed the Company that CBP had identified deficiencies in the area of product classification and Australia Free Trade and requested that the Company evaluate any additional duties owed related to these areas. During fiscal 2010, the Company implemented improvements in processes and procedures in areas where underpayments were found and recorded an accrual, which amount was not material to the Company's financial statements. Currently, CBP is auditing the remedial measures for correctness and effectiveness and the Company is awaiting final determination of whether the additional amounts accrued for duties and fees are acceptable to CBP. At this time, the Company does not believe that any deficiencies in processes or controls, or unanticipated costs or unpaid duties associated with this matter, individually or in the aggregate, will have a material adverse effect on our results of operations.

NOTE 8: INCOME TAXES

Following is a summary of the (benefit) provision for income taxes (in thousands):

	2010	2009	2008
Currently payable:			
Federal	$1,379	$(2,828)	$(1,028)
State	341	463	358
Foreign	125	108	20
	1,845	(2,257)	(650)
Deferred:			
Federal	(996)	(371)	11,775
State	—	—	2,405
Foreign	171	(209)	—
	(825)	(580)	14,180
Income tax (benefit) expense	$1,020	$(2,837)	$13,530

Following is a summary of the difference between the effective income tax rate and the statutory federal income tax rate:

	2010	2009	2008
Statutory federal tax rate	35.0%	35.0%	(35.0%)
State income taxes, net of federal tax benefit	1.6	7.2	(4.0)
Non-deductible permanent items	0.6	0.3	1.6
Valuation allowance reversal for prior-year carryback	—	(42.1)	—
Valuation allowance on net deferred tax assets	(33.4)	(40.3)	91.7
Uncertain tax positions	1.1	11.7	—
Other	2.3	(1.5)	(0.8)
Effective tax rate	7.2%	(29.7%)	53.5%

Deferred tax assets and liabilities are determined based upon the estimated future tax effects of the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates. Following is a summary of the tax effects of temporary differences that give rise to significant components of deferred tax assets and liabilities (in thousands):

	2010	2009
Current:		
Accrued expenses	$ 5,252	$ 6,581
Deferred compensation costs	1,873	1,498
Prepaid expenses	(1,551)	(1,638)
Capitalized inventory costs	999	805
Federal effect of state and foreign deferred items	(383)	(475)
Net operating loss carryforwards	—	206
Change in tax accounting method	(829)	—
Other	1,756	1,184
Total current	7,117	8,161
Non-current:		
Deferred rent	2,001	2,119
Fixed assets	(3,487)	(2,114)
Intangible assets	4,691	5,421
Charitable contribution carryforward	504	583
Net operating loss carryforwards	2,961	5,277
State tax credits	5,302	5,259
Share-based compensation	2,145	1,460
Change in tax accounting method	(1,657)	—
Other	(1,298)	(2,391)
Total non-current	11,162	15,614
Valuation allowance	(16,874)	(23,195)
Total deferred tax assets	$ 1,405	$ 580

Net deferred tax assets were in the accompanying consolidated balance sheet, as follows (in thousands):

	2010	2009
Current deferred income taxes	$ 2,997	$1,299
Non-current (included in Deferred rent, and other)	(1,592)	(719)
Total deferred tax assets	1,405	580

A valuation allowance must be provided if, based on all available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred tax assets to the amount that is more likely than not to be realized. Cumulative losses are a form of objective negative evidence that carries more weight than subjective positive evidence, such as forecasts. After examining all of the available evidence, both positive and negative, the Company determined that a valuation allowance is appropriate. The Company therefore recorded valuation allowances against its deferred tax assets of $16.9 million and $23.2 million at year end 2010 and 2009, respectively.

These valuation allowance adjustments have no impact on the Company's cash flow or future prospects, nor do they alter the Company's ability to utilize the underlying net operating losses and credit carryforwards for income tax purposes in the future, the utilization of which is limited to achieving future taxable income. When the Company's results demonstrate a pattern of future profitability and reverse the cumulative loss trend that resulted in the Company providing for a valuation allowance against its deferred tax assets, such valuation allowance may be adjusted and may result in the reinstatement of all or a part of the net deferred tax assets. The Company considered whether the total mix of facts and circumstances would indicate that its partial valuation allowance should remain in place as of January 1, 2011. Given that the Company's recent improved financial performance has been for a limited time period combined with the continued economic uncertainty with respect to the general state of the economy and rising fuel costs, the Company concluded that, while evidence related to current and future financial performance is improving, there remains sufficient economic uncertainty that it would be premature to assert that it is more likely than not that the Company will be able to utilize all net deferred tax assets and release some or all of the partial valuation allowance. Each quarter, the Company assesses the total weight of positive and negative evidence and evaluates whether release of all or any portion of the valuation allowance is appropriate.

At year-end 2009, the Company recognized $3.7 million in federal net operating losses through a carry-back from 2008 to the 2003 and 2004 years.

At year-end 2010, the Company had no federal income tax net loss carryforwards and $43.2 million for state income tax net loss carryforwards that expire between 2011 and 2029. In addition, the Company had California state enterprise zone credits of $3.6 million that may be used for an indefinite period of time and South Carolina tax credits of $1.7 million that expire between 2013 and 2017. These carryforwards are available to offset future state taxable income. At year-end 2010, the Company had foreign net loss carryforwards of $5.8 million that expire between 2011 and 2029.

Following is a summary of the change in valuation allowance (in thousands):

	2010	2009	2008
Valuation allowance—beginning of year	$23,195	$ 33,900	$10,719
Valuation allowance additions (reductions)	(6,321)	(10,705)	23,181
Valuation allowance—end of year	$16,874	$ 23,195	$33,900

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, various states, Puerto Rico and Canada. The federal statute of limitations for examination by authorities is open for the years 2003 through 2009, excluding tax year 2005. With few exceptions, the statute of limitations for state jurisdictions is open for the years 2006 through 2009. The statute of limitations for income tax return examinations is six years for Puerto Rico and seven years for Canada.

Unrecognized tax benefits activity for the fiscal years ending is summarized below (in thousands):

	2010	2009	2008
Unrecognized tax benefit—beginning of year	3,254	2,293	2,547
Additions based on tax positions related to the current year	—	57	67
Additions for tax positions of prior years	49	990	69
Reductions for tax positions of prior years	(4)	(27)	(78)
Settlements	(22)	(46)	(138)
Lapse of statutes of limitations	(9)	(13)	(174)
Unrecognized tax benefit—end of year	3,268	3,254	2,293

Included in the balance of unrecognized tax benefits at January 1, 2011 and January 2, 2010 are $2.9 million and $2.7 million, respectively, of tax benefits that, if recognized, would affect the Company's effective tax rate.

In 2010, additions to uncertain tax positions related to prior years amounted to less than $0.1 million. In 2009, additions to uncertain tax positions for prior years included $0.1 million for the opening of the statute of limitations for prior years related to a carryback of net operating losses allowable under new federal legislation. Also included in 2009 was a $0.4 million additional reserve for foreign transfer pricing as a result of the release of the valuation allowance in Puerto Rico. Prior year additions in 2009 also included $0.4 million related to the statute of limitations expiring on netted tax benefits. In 2008, the additions to uncertain tax positions for prior years of $0.1 million each related to open state tax audits.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in the provision (benefit) for income taxes. During fiscal year 2010, interest and penalties expense was $0.2 million, while in 2009, interest and penalties expense was $0.1 million. The Company recognized less than $0.1 million of interest expense in 2010. At January 1, 2011, the Company had accrued $0.4 million in interest and $0.1 million in penalties. The Company had accrued $0.3 million in interest and $0.1 million in penalties at January 2, 2010 and $0.2 million for the payment of interest and $0.1 million for the payment of penalties at January 3, 2009. The Company is unable to make a determination as to whether or not recognition of any unrecognized tax benefits will occur within the next 12 months nor can we make an estimate of the range of any potential changes to the unrecognized tax benefits.

NOTE 9: EMPLOYEE BENEFIT PLANS

The Company has a defined contribution savings plan covering all eligible associates. The Company matches 33% of an employee's contribution up to 5% of the employee's annual compensation, subject to statutory limitations. The Company's contributions to the plan were $0.6 million for fiscal years 2010, 2009 and 2008. Plan participants may choose from an array of mutual fund investment options. The plan does not permit investments in West Marine common stock.

NOTE 10: SEGMENT INFORMATION

The Company has three reportable segments—Stores, Port Supply (wholesale) and Direct Sales (Internet and call center)—all of which sell merchandise directly to customers. The customer base overlaps between the Company's Stores and Port Supply segments, and between its Stores and Direct Sales segments. All processes for the three segments within the supply chain are commingled, including purchases from vendors, distribution center activity and customer delivery.

In addition to the Company's 10 stores located in Canada and three franchised stores located in Turkey (for more information, see Note 11), revenues are attributed to geographic locations based on the location to which the Company ships its products. Through the Direct Sales segment, the Company promotes and sells products internationally through both its websites and call center. The Company operates primarily in the United States with foreign revenues representing 5% or less of total net revenues during fiscal years 2010, 2009 and 2008, and foreign long-lived assets totaled less than 2% of long-lived assets at each of these dates.

Segment assets are those directly allocated to an operating segment's operations. For the Stores segment, assets primarily include leasehold improvements, computer assets, fixtures, land and buildings. For the Port Supply and Direct Sales segments, assets primarily consist of computer assets. Unallocated assets include merchandise inventory, shared technology infrastructure, distribution centers, corporate headquarters, prepaid expenses, deferred taxes and other assets. Capital expenditures and depreciation expense for each segment are allocated to the assets assigned to the segment. Contribution is defined as net revenues less product costs and direct expenses.

WEST MARINE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Following is financial information related to the Company's business segments (in thousands):

	2010	2009	2008
Net revenues:			
Stores	$560,482	$525,392	$551,815
Port Supply	28,309	28,936	39,483
Direct Sales	34,011	34,088	39,960
Consolidated net revenues	$622,802	$588,416	$631,258
Contribution:			
Stores	$ 77,591	$ 64,239	$ 43,707
Port Supply	(2,809)	(1,736)	(1,359)
Direct Sales	5,942	6,829	5,659
Consolidated contribution	$ 80,724	$ 69,332	$ 48,007
Reconciliation of consolidated contribution to net income (loss):			
Consolidated contribution	$ 80,724	$ 69,332	$ 48,007
Less:			
Indirect costs of goods sold not included in consolidated contribution	(30,413)	(26,688)	(33,218)
General and administrative expense	(35,427)	(32,299)	(37,721)
Interest expense	(637)	(806)	(2,338)
Benefit (provision) for income taxes	(1,020)	2,837	(13,530)
Net income (loss)	$ 13,227	$ 12,376	$ (38,800)

	2010	2009	2008
Assets:			
Stores	$ 34,722	$ 37,659	$ 37,623
Port Supply	4,771	4,414	5,400
Direct Sales	112	412	808
Unallocated	269,281	249,752	270,761
Total assets	$308,886	$292,237	$314,592
Capital expenditures:			
Stores	$ 10,246	$ 9,354	$ 9,383
Port Supply	—	26	984
Direct Sales	—	—	131
Unallocated	3,893	4,375	4,566
Total capital expenditures	$ 14,139	$ 13,755	$ 15,064
Depreciation and amortization:			
Stores	$ 9,506	$ 10,385	$ 10,998
Port Supply	96	190	315
Direct Sales	229	324	493
Unallocated	5,095	6,131	6,974
Total depreciation and amortization	$ 14,926	$ 17,030	$ 18,780

NOTE 11: SUBSEQUENT EVENTS

On January 28, 2011, West Marine Products, Inc., a wholly-owned subsidiary of West Marine, Inc., and the landlord for our distribution center located in Hollister, California entered into a new lease agreement and addendum for the distribution center. The new lease commenced on February 4, 2011 and the former lease expired on February 3, 2011. The new lease term ends on October 2, 2021. The distribution center consists of approximately 240,000 square feet of usable building space. The base rent is fixed at $0.9 million per year; however, the rent is abated for the period commencing February 4, 2011 through September 30, 2011. The Company will realize an aggregate savings in reduced rent from the prior lease of $0.6 million over the initial term of the new lease. As a result of the new lease, our related contractual obligation will increase by $0.2 million for fiscal year 2011, by $0.9 million for each fiscal year between 2012 through 2015, and $5.1 million for fiscal years 2016 and thereafter.

The Company is in discussions with the franchisee in Turkey to voluntarily terminate the franchise, possibly in April 2011. However, management expects the former franchise partner will continue to purchase marine-related products through West Marine's Port Supply division. The royalties received from this franchisee were immaterial to the Company's results of operations in all periods presented.

NOTE 12: QUARTERLY FINANCIAL DATA

(Unaudited and in thousands, except per share data)

	2010			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenues	$109,559	$233,390	$172,544	$107,309
Gross profit	25,037	82,487	49,574	18,543
Selling, general and administrative expense	34,510	46,226	41,817	38,284
Income (loss) from operations	(9,365)	36,158	7,787	(19,695)
Net income (loss)	(9,532)	35,118	7,426	(19,785)
Net income (loss) per share:				
Basic	$ (0.43)	$ 1.56	$ 0.33	$ (0.88)
Diluted	(0.43)	1.52	0.32	(0.88)
Stock trade price:				
High	$ 11.70	$ 13.05	$ 11.48	$ 11.05
Low	8.16	9.44	8.42	8.99

	2009			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenues	$100,965	$215,371	$168,154	$103,926
Gross profit	21,911	73,093	47,451	18,460
Selling, general and administrative expense	36,884	40,529	38,618	36,272
Income (loss) from operations	(15,050)	32,590	9,052	(16,247)
Net income (loss)	(15,778)	32,488	8,473	(12,807)
Net income (loss) per share:				
Basic	$ (0.71)	$ 1.46	$ 0.38	$ (0.57)
Diluted	(0.71)	1.46	0.38	(0.57)
Stock trade price:				
High	$ 5.75	$ 6.25	$ 9.50	$ 8.20
Low	3.80	4.95	5.48	6.88

ITEM 9—CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A—CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We conducted, under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based on our evaluation, we concluded that, as of January 1, 2011, our disclosure controls and procedures were effective.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended January 1, 2011 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B—OTHER INFORMATION

None.

PART III

ITEM 10—DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is incorporated by reference from our definitive proxy statement for the 2011 annual meeting of stockholders.

ITEM 11—EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference from our definitive proxy statement for the 2011 annual meeting of stockholders.

ITEM 12—SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference from our definitive proxy statement for the 2011 annual meeting of stockholders.

ITEM 13—CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference from our definitive proxy statement for the 2011 annual meeting of stockholders.

ITEM 14—PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is incorporated by reference from our definitive proxy statement for the 2011 annual meeting of stockholders.

PART IV

ITEM 15—EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

1 & 2. Reports of Independent Registered Public Auditing Firm

Consolidated Balance Sheets as of fiscal year-end 2010 and 2009

Consolidated Statements of Operations for fiscal years 2010, 2009 and 2008

Consolidated Statements of Stockholders' Equity for fiscal years 2010, 2009 and 2008

Consolidated Statements of Cash Flows for fiscal years 2010, 2009 and 2008

Notes to Consolidated Financial Statements

3. Exhibits:

Exhibit Index

Exhibit Number	Exhibit
3.1	Certificate of Incorporation of West Marine, Inc., as amended (incorporated by reference to Exhibit 3.1 to West Marine's Annual Report on Form 10-K for the year ended January 3, 2004).
3.2	Bylaws of West Marine, Inc., as amended (incorporated by reference to Exhibit 3.1 to West Marine's Current Report on Form 8-K, dated March 8, 2007 and filed with the Commission on March 13, 2007).
4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to West Marine's Registration Statement on Form S-1 (Registration No. 33-69604)).
10.1	Form of Indemnification Agreement between West Marine, Inc. and its directors and officers (incorporated by reference to Exhibit 10.1 to West Marine's Quarterly Report on Form 10-Q for the quarter ended June 29, 2002).
10.2*	West Marine, Inc. Omnibus Equity Incentive Plan dated May 2008, (incorporated by reference to Exhibit 10.1 to West Marine's Current Report on Form 8-K dated May 21, 2008 and filed on May 22, 2008).
10.2.1*	Form of Notice of Grant of Stock Options and Option Agreement for Employees, effective as of June 1, 2007 (incorporated by reference to Exhibit 10.1.1 to West Marine's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007).
10.2.2*	Form of Notice of Grant of Stock Options for Non-Employee Directors (incorporated by reference to Exhibit 10.3.2 to West Marine's Annual Report on Form 10-K for the year ended January 1, 2005).
10.2.3*	Notice to holders of West Marine, Inc. stock options regarding accelerated vesting (incorporated by reference to Exhibit 10.4 to West Marine, Inc.'s Current Report on Form 8-K dated December 22, 2005 and filed on December 29, 2005).
10.3*	West Marine, Inc. Associates Stock Buying Plan, as amended and restated effective November 1, 2009 (incorporated by reference to Exhibit 10.2 to West Marine's Quarterly Report on Form 10-Q for the quarter ended October 3, 2009).
10.4	Lease Agreement, dated as of January 28, 2011, by and between PanCal West Marine 287 LLC and West Marine Products, Inc., for the Hollister, California distribution facility (incorporated by reference to Exhibit 10.1 to West Marine's Current Report on Form 8-K dated January 28, 2011 and filed on January 31, 2011).
10.4.1	Addendum to Lessor, dated as of January 28, 2011, to the Lease Agreement for the Hollister, California distribution facility (incorporated by reference to Exhibit 10.2 to West Marine's Current Report on Form 8-K dated January 28, 2011 and filed on January 31, 2011).
10.5	Lease Agreement, dated as of March 11, 1997, between Cabot Industrial Venture A, LLC, as successor to Cabot Industrial Properties, L.P., as successor to W/H No. 31, L.L.C, and West Marine, Inc., for the Rock Hill, South Carolina distribution facility and other agreements thereto (incorporated by reference to Exhibit 10.14 to West Marine's Quarterly Report on Form 10-Q for the quarter ended March 29, 1997).
10.5.1	First Amendment, dated as of August 11, 1998, to the Lease Agreement for the Rock Hill, South Carolina distribution facility and other agreements thereto (incorporated by reference to Exhibit 10.11.1 to West Marine's Annual Report on Form 10-K for the year ended December 29, 2001).

Exhibit Number	Exhibit
10.5.2	Second Amendment, dated as of April 18, 2000, to the Lease Agreement for the Rock Hill, South Carolina distribution facility and other agreements thereto (incorporated by reference to Exhibit 10.11.2 to West Marine's Quarterly Report on Form 10-K for the year ended December 29, 2001).
10.5.3	Third Amendment, dated as of July 26, 2004, to the Lease Agreement for the Rock Hill, South Carolina distribution facility (incorporated by reference to Exhibit 10.1 to West Marine's Current Report on Form 8-K dated October 4, 2004 and filed on October 8, 2004).
10.6	Lease Agreement, dated as of June 26, 1997, by and between Watsonville Freeholders and West Marine Products Inc., for the Watsonville, California offices and other agreements thereto (incorporated by reference to Exhibit 10.14 to West Marine's Quarterly Report on Form 10-Q for the quarter ended June 28, 1997).
10.6.1	First Amendment of Lease, dated as of July 27, 2005, to the Lease Agreement for the Watsonville, California offices (incorporated by reference to Exhibit 10.14 to West Marine, Inc.'s Current Report on Form 8-K dated July 27, 2005 and filed on July 28, 2005).
10.6.2	Second Amendment of Lease, dated as of December 22, 2005, to the Lease Agreement for the Watsonville, California offices (incorporated by reference to Exhibit 10.3 to West Marine, Inc.'s Current Report on Form 8-K dated December 22, 2005 and filed on December 29, 2005).
10.6.3	Third Amendment of Lease, dated as of November 30, 2006, to the Lease Agreement for the Watsonville, California offices (incorporated by reference to Exhibit 10.4 to West Marine, Inc.'s Current Report on Form 8-K dated July 29, 2009 and filed on July 30, 2009).
10.6.4	Fourth Amendment of Lease, dated as of July 29, 2009, to the Lease Agreement for the Watsonville, California offices (incorporated by reference to Exhibit 10.5 to West Marine, Inc.'s Current Report on Form 8-K dated July 29, 2009 and filed on July 30, 2009).
10.7	Amended and Restated Loan and Security Agreement, dated as of August 23, 2010, by and among West Marine Products, Inc., each of the other persons that are signatories thereto as borrowers, each of the persons that are signatories thereto as guarantors, the lenders that are signatories thereto, Wells Fargo Retail Finance, LLC, as agent for the lenders, and Wells Fargo Capital Finance, LLC, as sole lead arranger and sole bookrunner (incorporated by reference to Exhibit 10.1 to West Marine's Current Report on Form 8-K dated August 23, 2010 and filed on August 27, 2010).
10.7.1	Loan and Security Agreement dated as of December 29, 2005, among West Marine Products, Inc., each of the persons identified as borrowers, and each of the persons identified as guarantors and each of the persons identified as lenders (incorporated by reference to Exhibit 10.1 to West Marine's Current Report on Form 8-K dated December 29, 2005 and filed on January 4, 2006).
10.8	Marketing Agreement, dated as of January 14, 2003, by and among Boat America Corporation, the Boat Owners Association of The United States and West Marine Products, Inc. (incorporated by reference to Exhibit 10.1 to West Marine's Quarterly Report on Form 10-Q for the quarter ended October 2, 2004).
10.8.1	Amendment, dated as of April 7, 2005, to Marketing Agreement, dated as of January 14, 2003, by and among Boat America Corporation, the Boat Owners Association of The United States and West Marine Products, Inc. (incorporated by reference to Exhibit 10.1.1 to West Marine's Quarterly Report on Form 10-Q for the quarter ended April 2, 2005).
10.9*	Letter Agreement, dated as of December 10, 2007, by and between West Marine, Inc. and Geoffrey A. Eisenberg (incorporated by reference to Exhibit 10.1 to West Marine's Current Report on Form 8-K dated December 10, 2007 and filed on December 14, 2007).

Exhibit Number	Exhibit
10.9.1*	Confidentiality and Non-Solicitation Agreement, dated as of December 14, 2007, by and between West Marine, Inc. and Geoffrey A. Eisenberg (incorporated by reference to Exhibit 10.2 to West Marine's Current Report on Form 8-K dated December 10, 2007 and filed on December 14, 2007).
10.9.2*	First Amendment to Letter Agreement, dated as of November 7, 2008, by and between West Marine, Inc. and Geoffrey A. Eisenberg (incorporated by reference to Exhibit 10.1 to West Marine's Current Report on Form 8-K dated November 7, 2008 and filed on November 13, 2008).
10.10*	Executive Employment Agreement, dated as of December 11, 2006, by and among West Marine, Inc., West Marine Products, Inc. and Thomas Moran (incorporated by reference to Exhibit 10.1 to West Marine's Current Report on Form 8-K dated December 11, 2006 and filed on December 12, 2006).
10.10.1*	First Amendment to Executive Employment Agreement, dated as of September 27, 2007, by and among West Marine, Inc., West Marine Products, Inc. and Thomas Moran (incorporated by reference to Exhibit 10.2 to West Marine's Quarterly Report on Form 10-Q for the quarter ended September 29, 2007).
10.11*	Executive Termination Compensation Agreement, dated as of September 9, 2004, by and between West Marine, Inc. and Bruce Edwards (incorporated by reference to Exhibit 10.15 of West Marine's Annual Report on Form 10-K for the year ended December 31, 2005).
10.12*	Offer Letter, dated as of February 7, 2006, to Ronald Japinga from West Marine, Inc. (incorporated by reference to Exhibit 10.3 of West Marine's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007).
10.12.1*	Executive Termination Compensation Agreement, dated as of February 13, 2006, by and between West Marine, Inc. and Ronald Japinga. (incorporated by reference to Exhibit 10.4 of West Marine's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007).
21.1**	List of Subsidiaries.
23.1**	Consent of Grant Thornton LLP.
23.2**	Consent of Deloitte & Touche LLP
31.1**	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
31.2**	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
32.1**	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended.

* Indicates a management contract or compensatory plan or arrangement within the meaning of Item 601(b)(10)(iii) of Regulation S-K.

** Filed with West Marine's Annual Report on Form 10-K for the year ended January 1, 2011, as filed with the Commission on March 14, 2011.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2011

WEST MARINE, INC.

By: /s/ GEOFFREY A. EISENBERG

Geoffrey A. Eisenberg
President and Chief Executive Officer

Power of Attorney

West Marine, Inc. a Delaware corporation, and each person whose signature appears below, constitutes and appoints Geoffrey A. Eisenberg and Thomas R. Moran, and either of them, with full power to act without the other, such person's true and lawful attorneys-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this annual report on Form 10-K and any and all amendments to such annual report on Form 10-K and other documents in connection therewith, and to file the same, and all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of West Marine, Inc. and in the capacities and on the dates indicated.

Signature Capacity

/s/ GEOFFREY A. EISENBERG

Geoffrey A. Eisenberg
President, Chief Executive Officer and Director
(Principal Executive Officer)

March 14, 2011

/s/ THOMAS R. MORAN

Thomas R. Moran
Senior Vice President and Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

March 14, 2011

/s/ RANDOLPH K. REPASS

Randolph K. Repass
Chairman of the Board and Director

March 14, 2011

/s/ DENNIS MADSEN

Dennis Madsen
Director

March 14, 2011

/s/ DAVID MCCOMAS

David McComas
Director

March 14, 2011

/s/ BARBARA RAMBO

Barbara Rambo
Director

March 14, 2011

/s/ ALICE M. RICHTER

Alice M. Richter
Director

March 14, 2011

/s/ PETER ROY

Peter Roy
Director

March 14, 2011

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Company Data

Board of Directors

Randolph K. Repass
Founder of West Marine, Inc. and Chairman since 1968

Geoffrey A. Eisenberg
Director of West Marine, Inc. since 1977
President and Chief Executive Officer

Dennis F. Madsen
Director of West Marine, Inc. since 2010, Governance and Compensation Committee member;
Former President and Chief Executive Officer, Recreational Equiment, Inc.

David McComas
Director of West Marine, Inc. since 1996, Governance and Compensation Committee member, and Presiding Independent Director;
Retired Chairman, President and Chief Executive Officer, Eye Care Centers of America, Inc.

Barbara L. Rambo
Director of West Marine, Inc. since 2009, Governance and Compensation Committee Chair and Audit Committee member;
Chief Executive Officer, Taconic Management Services

Alice M. Richter
Director of West Marine, Inc. since 2005, Audit Committee Chair and Financial Expert;
Retired Partner, KPMG LLP

Peter Roy
Director of West Marine, Inc. since 2001, Audit Committee member;
Former President, Whole Foods Market, Inc.

For more information about our Board members, please refer to West Marine, Inc.'s 2011 Proxy Statement.

Named Executive Officers

Geoffrey A. Eisenberg
President and Chief Executive Officer

Thomas R. Moran
Senior Vice President and Chief Financial Officer

Bruce Edwards
Executive Vice President of Stores and Port Supply

Ron Japinga
Executive Vice President of Merchandising, Planning and Logistics

Company Information

Company Headquarters
500 Westridge Drive
Watsonville, California 95076
(831) 728-2700

Transfer Agent
Computershare Investor Services
P.O. Box 43078
Providence, Rhode Island 02940-3078
www.computershare.com/investor

Legal Counsel
Dow Lohnes PLLC
1200 New Hampshire Avenue, N.W.
Washington, DC 20036
www.dowlohnes.com

Independent Registered Public Accounting Firm
Grant Thornton LLP
One California Street
San Francisco, California 94111
www.grantthornton.com

Securities and Exchange Commission
Copies of West Marine's annual reports on Form 10-K and quarterly reports on Form 10-Q (each, exclusive of exhibits) are available without charge upon written request to:

Attention: Secretary
West Marine, Inc.
500 Westridge Drive
Watsonville, California 95076

Annual reports are available online at www.westmarine.com via the Investor Relations section.
West Marine does not distribute quarterly report to its stockholders.

 Printed on recycled paper

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West Marine® 500 Westridge Drive • Watsonville, California 95076 • 831.728.2700 • **westmarine.com**

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